Filed Pursuant to General

Instruction II.L of Form F-10

File No. 333-185656

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT

(AMENDING AND RESTATING THE PROSPECTUS SUPPLEMENT DATED JANUARY 28, 2014

TO THE BASE PROSPECTUS DATED FEBRUARY 12, 2013)

January 30, 2014

NORTH AMERICAN PALLADIUM LTD.

Up to Cdn.$32,000,000

7.5% Convertible Unsecured Subordinated Series 1 Debentures Due January 2019 and

Series 1 Common Share Purchase Warrants

This amended and restated prospectus supplement (the “prospectus supplement”) qualifies the distribution (the “Offering”) of up to Cdn.$32,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated series 1 debentures (the “Debentures”) of North American Palladium Ltd. (“NAP” or the “Corporation”) due five years after the date of issue (the “Maturity Date”) at a price of Cdn.$1,000 per Debenture (the “Offering Price”) and for no additional consideration series 1 common share purchase warrants (each a “Warrant” and together with the Debentures the “Series 1 Securities”) of the Corporation. Subject to Shareholder Approval (as defined below), the Warrants will entitle the holders thereof to purchase up to 33.33% of the number of common shares of the Corporation into which the principal amount of Debentures purchased by the holders are convertible at the initial fixed conversion price (excluding common shares issuable as interest, under the Make-Whole Amount (as defined below) or otherwise), at any time before 5:00 p.m. (Toronto time) on the third anniversary of the date that Shareholder Approval is received. If Shareholder Approval is not obtained by March 30, 2014, the Warrants will terminate.

The Debentures will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2014 (each an “Interest Payment Date”). The first interest payment on the Debentures will include accrued and unpaid interest for the period from and including the closing of the Offering to, but excluding, July 31, 2014. There is no minimum amount of funds that must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small portion of the Offering amount set out above.

Debentures	Price to the Public	Agents’ Fee(1)	Proceeds to the Corporation(2)
Per Debenture(3)	Cdn.$1,000	Cdn.$40.00	Cdn.$960.00
Total	Cdn.$32,000,000	Cdn.$1,280,000	Cdn.$30,720,000

Notes:

(1)	Edgecrest Capital Corporation and Canaccord Genuity Corp. in Canada, and Canaccord Genuity Inc. in the United States, are the placement agents for the Offering (each an “Agent” and together the “Agents”), and in consideration for the services rendered by the Agents in connection with the Offering, the Corporation has agreed to pay the Agents a fee representing 4% of the gross proceeds of the Offering. See “Plan of Distribution”.

(2)	Before deducting expenses of the Offering, estimated to be Cdn.$1,660,000, which, together with the Agents’ fee, will be required to be paid from the proceeds of the Offering. See “Plan of Distribution” and “Use of Proceeds”.

(3)	Each purchaser of Debentures will also receive for no additional consideration, a Warrant.

For each of the twelve month periods ended December 31, 2012, and September 30, 2013, the Corporation had an interest coverage ratio in respect of earnings of less than one to one. For further information see “Earnings Coverage”.

Holders may convert their Debentures into common shares of the Corporation (“Common Shares”) at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures (the “conversion price”), subject to adjustment in certain events as described in the Indenture (as defined herein). Holders converting their Debentures will receive all accrued and unpaid interest thereon to, but excluding, the date of conversion, as well as the Make-Whole Amount, and such holders shall become holders of record of Common Shares on the date of conversion. The number of Common Shares issuable in respect of accrued and unpaid interest is determined by dividing the aggregate amount of accrued and unpaid interest by the interest conversion price, being the average five-day volume weighted average price (“VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five consecutive trading days ending on the second trading day immediately preceding the conversion date (“Interest Conversion Price”). The number of Common Shares issuable in respect of the Make-Whole Amount is determined by dividing the Make-Whole Amount by the average five-day VWAP of the Common Shares on the TSX for the five consecutive trading days ending on the second trading day immediately preceding the conversion date (the “Make-Whole Conversion Price”). The “Make-Whole Amount” represents the amount of unaccrued and unpaid interest that would have been paid if such Debenture were held to maturity, reduced by 1% for each 1% that the five-day VWAP of the Common Shares on the TSX ending two trading days preceding the date of conversion exceeds the conversion price (prorated for increments less than 1%). In lieu of issuing Common Shares in respect of accrued and unpaid interest and the Make-Whole Amount, the Corporation may elect to pay all or any portion of such amounts in cash.

Subject to any applicable stock exchange approval, and no Equity Conditions Failure (as defined herein) having occurred and being continuing, any accrued and unpaid interest on the Debentures may be paid in Common Shares, at the Corporation’s option, at a price equal to the five-day VWAP of the Common Shares on the TSX ending on the second trading day prior to the applicable Interest Payment Date.

Commencing 18 months after the closing of the Offering (the “Closing Date”), all, but not less than all, of the Debentures may be redeemed by the Corporation for cash on not more than 60 trading days and not less than 30 trading days prior notice, at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, plus the applicable Make-Whole Amount, provided that the Optional Redemption Conditions set forth under “Details of the Offering – Description of the Debentures – Optional Redemption” are met.

Commencing 18 months after the Closing Date, all, but not less than all, of the Debentures may be converted by the Corporation for Common Shares on not more than 60 trading days and not less than 30 trading days prior notice, at a conversion rate set forth under “Details of the Offering – Description of the Debentures – Mandatory Conversion”, provided that the Mandatory Conversion Conditions set forth under “Details of the Offering – Description of the Debentures – Mandatory Conversion” are met.

If on the Maturity Date, the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT, LLC (the “NYSE MKT”) for each of the 10 consecutive trading days immediately preceding the Maturity Date exceeds $5.5 million per trading day and no Equity Conditions Failure has occurred, then the Corporation will have the right to require holders to convert all, but not less than all, of the Debentures at the Maturity Date Mandatory Conversion Price described under “Details of the Offering – Description of the Debentures – Payment at Maturity”.

Within 30 days following the occurrence of a Fundamental Transaction (as defined herein), the Corporation will be required to make an offer in writing to purchase in cash, in whole or in part, the Debentures then outstanding, at a price equal to 102% of the principal amount thereof plus accrued and unpaid interest earned thereon up to, but excluding, the date of acquisition, plus the applicable Make-Whole Amount.

The Corporation will hold a meeting of its shareholders following the closing of the Offering to obtain disinterested Shareholder Approval for, among other things, the issue of the Common Shares issuable upon the exercise of the Warrants (the “Warrant Shares”) and the approval of the “full-ratchet” anti-dilution provisions contained in the Warrants, as more fully described in “Details of the Offering – Description of the Warrants – Anti-Dilution”. Unless Shareholder Approval is obtained, a holder of Warrants will not be able to exercise its Warrants, and if Shareholder Approval is not obtained by March 30, 2014, the Warrants will terminate. Subject to Shareholder Approval, each Warrant entitles the holder thereof to purchase one Warrant Share at the price of Cdn.$ 0.762 (the “Warrant Exercise Price”) (which is equal to the conversion price plus a 20% premium) for a period ending on the third anniversary of the Shareholder Approval, with the Warrant Exercise Price being subject to adjustment in certain circumstances.

A holder will not be able to convert Debentures, or exercise the Warrants, nor will a holder be able to accept Common Shares issued in satisfaction of interest, on account of a Make-Whole Amount or upon mandatory conversion if, as a result of such conversion, exercise, or payment the holder or any of its affiliates beneficially own greater than 9.9% of the outstanding voting securities of the Corporation. In connection with a proposed issuance of Common Shares under the Debentures or the Warrants, upon the written request of the Corporation, a holder shall promptly confirm the number of Common Shares that it and its affiliates beneficially own at that time (including convertible securities).

There is currently no market through which the Debentures and the Warrants may be sold and purchasers may not be able to resell the Debentures and the Warrants purchased under this prospectus supplement. While the Corporation has applied to the TSX to list the Debentures on the TSX, there can be no assurance that an active liquid market for the Debentures will develop or be sustained. The Corporation does not currently intend to list the Warrants on any exchange or marketplace and currently no market is expected to develop for the Warrants. This may affect the pricing of the Debentures and the Warrants in the secondary market, the transparency and availability of trading prices, and the liquidity of the securities. See “Risk Factors”.

The outstanding Common Shares are listed for trading on the NYSE MKT, LLC (the “NYSE MKT”) under the symbol “PAL” and on the TSX under the symbol “PDL”. On January 29, 2014, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the NYSE MKT and the TSX was US$0.56 and Cdn.$0.62 per Common Share, respectively. The Corporation has applied to list the Debentures on the TSX, and the Common Shares issuable in connection with the Debentures and the Warrants on the TSX and NYSE MKT. Listing is subject to the Corporation fulfilling all of the requirements of the TSX and the NYSE MKT. There can be no assurance that a sufficient number of Common Shares will have been approved for listing on the TSX and the NYSE MKT so as to permit, in all circumstances, (i) the Corporation to pay any or all interest and Make-Whole Amounts on the Debentures in Common Shares and (ii) to pay all principal amounts due on any conversion, including a mandatory conversion at maturity, in Common Shares, and there can be no assurance that the TSX and NYSE MKT will approve for listing additional Common Shares issuable in connection with the Debentures and Warrants. In the event the TSX and NYSE MKT approve for listing Common Shares issuable by the Corporation in connection with the Debentures and the Warrants, the Corporation anticipates that any such approval will limit the number of Common Shares that may be issued. See “Risk Factors – Risks Related to the Offering – The Corporation may make interest payments and Make-Whole Amounts on the Debentures in Common Shares and pay principal amounts due at maturity or redemption in Common Shares, however in certain circumstances the Corporation may not be able to issue Common Shares which may lead to a default under the Debentures”.

Investing in the Debentures and Warrants is highly speculative and involves a significant degree of risk. Prospective investors should carefully consider the risks that are described in the “Risk Factors” section of this prospectus supplement.

This prospectus supplement is filed by a Canadian issuer that is permitted, pursuant to a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The annual financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and the interim financial statements incorporated herein by reference have been prepared in accordance with IFRS using International Accounting Standard No. 34, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Debentures and the Warrants (and, in each case, the underlying Common Shares) may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the federal laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the experts named in this prospectus supplement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE DEBENTURES, THE WARRANTS (OR THE UNDERLYING COMMON SHARES), OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospectus Supplement
GENERAL MATTERS	s-i
DOCUMENTS INCORPORATED BY REFERENCE	s-i
MARKETING MATERIALS	s-iii
CURRENCY AND FINANCIAL STATEMENT PRESENTATION	s-iv
CAUTIONARY NOTE TO UNITED STATES INVESTORS	s-v
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	s-v
THE CORPORATION	S-1
RISK FACTORS	S-5
USE OF PROCEEDS	S-25
EARNINGS COVERAGE	S-25
DETAILS OF THE OFFERING	S-26
DESCRIPTION OF COMMON SHARES	S-41
PRICE RANGE AND TRADING VOLUME	S-42
DIVIDEND POLICY	S-43
PRIOR SALES	S-43
CONSOLIDATED CAPITALIZATION	S-44
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-44
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-50
PLAN OF DISTRIBUTION	S-57
EXPERTS	S-58
LEGAL MATTERS	S-58
AUDITORS, TRANSFER AGENT AND REGISTRAR	S-58
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-58

Base Shelf Prospectus
Page
CAUTIONARY NOTE TO UNITED STATES INVESTORS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
CURRENCY AND FINANCIAL STATEMENT PRESENTATION	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
THE CORPORATION	6
RISK FACTORS	8
USE OF PROCEEDS	11
PRICE RANGE AND TRADING VOLUME	12
DIVIDEND POLICY	13
PRIOR SALES	13
CONSOLIDATED CAPITALIZATION	13
DESCRIPTION OF COMMON SHARES	13
DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF WARRANTS	24
DESCRIPTION OF SUBSCRIPTION RECEIPTS	26
PLAN OF DISTRIBUTION	27
INCOME TAX CONSIDERATIONS	27
LEGAL MATTERS	28
AUDITORS, TRANSFER AGENT AND REGISTRAR	28
EXPERTS	28
AVAILABLE INFORMATION	29
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	29
ENFORCEABILITY OF CIVIL LIABILITIES	30
GLOSSARY OF MINING TERMS	32

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Debentures and Warrants, and also adds to and updates certain information contained in the base shelf prospectus of the Corporation dated February 12, 2013 (the “base prospectus”), and the documents incorporated by reference herein and therein. The second part is the base prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the base prospectus solely for the purposes of the Offering. If any information varies between this prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement. In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the base prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the base prospectus. The Corporation has not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is not making an offer to sell the Debentures or Warrants in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of the document in which such information appears, regardless of the time of delivery of this prospectus supplement or of any sale of Debentures or Warrants. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

In December 2013, one of the Agents, on behalf of the Corporation, contacted certain potential investors with respect to a possible private placement of securities of the Corporation. The amount of the contemplated offering was between $40 million and $60 million. No offer to buy or indication of interest by any potential investor was accepted by the Corporation. The Corporation abandoned the contemplated private placement on or before December 19, 2013. This prospectus supplement, including the base prospectus, supersedes any offering materials used in the abandoned private placement.

This prospectus supplement contains references to earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS, and therefore may not be comparable to similarly titled measures presented by other reporting issuers, and should not be construed as an alternative to other financial measures determined in accordance with IFRS. EBITDA in this prospectus supplement has the meaning set forth in each of the Brookfield Debt or Credit Facility as applicable.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the base prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario M5J 2J2, telephone 416-360-7590 and facsimile 416-360-7709, or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s EDGAR system, which can be accessed at www.sec.gov.

The following documents filed with securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	the annual information form of the Corporation (the “AIF”) for the financial year ended December 31, 2012;

(b)

the audited consolidated financial statements of the Corporation and the notes thereto for the financial year ended December 31, 2012, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, prepared in

s-i

accordance with IFRS (the “Annual Financial Statements”), together with the independent auditors’ report thereon;

(c)	the Corporation’s management’s discussion and analysis relating to the Annual Financial Statements;

(d)	the unaudited interim condensed consolidated financial statements of the Corporation for the three-month and nine-month periods ended September 30, 2013;

(e)	the Corporation’s management’s discussion and analysis for the three-month and nine-month periods ended September 30, 2013 (“MD&A”);

(f)	the Corporation’s management information circular dated April 1, 2013 in connection with the May 9, 2013 annual and special meeting of the shareholders of the Corporation;

(g)	the Corporation’s material change report dated March 1, 2013 regarding the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report titled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase 1” dated February 13, 2013 (effective date of January 31, 2013) (the “LDI Report”);

(h)	the Corporation’s material change report dated March 28, 2013 regarding the appointment of Phil du Toit as President and Chief Executive Officer of the Corporation and the sale of the Corporation’s gold division, NAP Quebec Mines Ltd.;

(i)	the Corporation’s material change report dated May 16, 2013 announcing the Corporation’s operating, development and financial results for the three months ended March 31, 2013;

(j)	the Corporation’s material change report dated June 17, 2013 regarding the Corporation’s US$130 million debt financing, a Cdn.$20 million private placement of Flow-Through Shares (as defined below) and the extension of the Corporation’s operating credit facility;

(k)	the Corporation’s material change report dated December 9, 2013 regarding the amendment of the Corporation’s US$130 million debt financing to add US$15 million and to refund US$6.4 million of cash interest previously paid to Brookfield (as defined below) to the existing facility (the “December 9, 2013 Material Change Report”);

(l)	the term sheet for the Offering dated January 13, 2014 (the “Term Sheet”);

(m)	the Corporation’s material change report dated January 23, 2014 in respect of the Offering (the “January 23, 2014 Material Change Report”);

(n)	the amended term sheet for the Offering dated January 28, 2014 (the “Amended Term Sheet”); and

(o)	the second amended term sheet for the Offering dated January 30, 2014 (the “Second Amended Term Sheet”).

Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements (including the related management’s discussion and analysis), annual audited consolidated financial statements (including the auditors’ report thereon and the related management’s discussion and analysis), business acquisition reports, information circulars and any other disclosure documents required to be incorporated by reference herein under National Instrument 44-101 Short Form Prospectus Distributions which are filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement. In addition, any document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

s-ii

Any statement contained in the base prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the distribution of the Debentures and Warrants will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by the Corporation with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus supplement, the previous annual information form and corresponding annual financial statements and related management’s discussion and analysis, all interim financial statements and management’s discussion and analysis and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of the Debentures and Warrants hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus supplement, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of the Debentures and Warrants hereunder.

MARKETING MATERIALS

The Term Sheet, the Amended Term Sheet and the Second Amended Term Sheet incorporated by reference in this prospectus supplement are not part of this prospectus supplement to the extent that the contents of such documents have been modified or superseded by a statement contained in this prospectus supplement. Any template version of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this prospectus supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials described above) shall be deemed to be incorporated into and form an integral part of this prospectus supplement. See “Documents Incorporated by Reference”.

Statements included in the template version of the Term Sheet relating to the details of the Offering have been modified in view of disclosure contained in this prospectus supplement to reflect changes to the details of the Offering and the proposed subsequent offering, including:

•	to increase in the size of the Offering from an amount up to $30 million to an amount up to $32 million;

•	to reduce the range of size of the proposed subsequent offering (the “Second Tranche Offering”) of 7.5% convertible unsecured subordinated series 2 debentures (the “Series 2 Debentures”) and series 2 warrants (the “Series 2 Warrants” and, together with the Series 2 Debentures, the “Series 2 Securities”) from an aggregate principal amount of Series 2 Debentures of between $20 million to $45 million to up to $43 million;

•	to include Warrants in the Offering as part of the Series 1 Securities;

•	to reduce the number of Common Shares issuable on exercise of the Series 2 Warrants from (x) 33.33% of the number of Common Shares issuable on conversion of the Debentures and the Series 2 Debentures to (y) 33.33% of the number of Common Shares issuable on conversion of the Series 2 Debentures;

•	to include “full ratchet” anti-dilution provisions in the Warrants and the Series 2 Securities;

•	the listing of the Debentures and the Series 2 Debentures on the TSX;

•	to require the Shareholder Approval in respect of the issuance of the Warrant Shares and Series 2 Securities;

•	to change the formula used to calculate the mandatory conversion, at the Corporation’s option, of the Debentures into Common Shares at maturity from the 5-day VWAP on the day preceding the filing of the shelf supplement to 95% of the 10-day VWAP, to a maximum of the applicable conversion price;

s-iii

•	to add the conditions related to an optional redemption or mandatory conversion at maturity, as further described under “Details of the Offering”: (i) the aggregate daily dollar trading volume of the Common Shares on the TSX and NYSE MKT for each of the 10 days prior to the applicable date exceeds $5.5 million; and (ii) no Equity Condition Failure has occurred and is continuing to the Corporation’s ability to call the Series 2 Warrants;

•	to include a cashless exercise right for the Warrants and the Series 2 Warrants in certain circumstances;

•	to add the conditions that (i) the aggregate daily trading volume of the Common Shares on the TSX and the NYSE MKT for each of the 10 days prior the redemption or conversion exceeds $5.5 million; and (ii) no Equity Condition Failure has occurred to the Corporation’s ability to mandatorily convert the Debentures and the Series 2 Debentures;

•	to include a requirement that a lead investor may and must solely approve certain amendments to the Series 1 Securities and the Series 2 Securities;

•	to provide a lead investor with restrictive pre-emptive / participation rights on future offerings;

•	to include penalty interest provisions if the Corporation is in default and penalties for other defaults, including late delivery of shares; and

•	to include late payment charges,

from what was disclosed in the Term Sheet. See “Recent Developments” and “Details of the Offering”.

Statements included in the template version of the Amended Term Sheet relating to the details of the Offering have been modified in view of disclosure contained in this prospectus supplement to reflect changes to the details of the Offering and the proposed subsequent offering, including:

•	to amend the conversion price of the Debentures from a conversion rate of approximately 1,381 Common Shares per $1,000 principal amount of Debentures, to a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures;

•	to amend the exercise price of the Warrants from Cdn.$0.869 to Cdn.$0.762;

•	to amend the initial targeted closing date from January 30, 2014 to January 31, 2014;

•	to change the amendment requirement of the securities to the written consent of the Corporation and holders of 2/3 of the applicable securities or by 2/3 class or series vote at a duly called meeting of holders;

•	to remove the equity conditions and volume conditions as conditions precedent to the Second Tranche Offering;

•	to remove references to a lead investor, including any pre-emptive/ participation right; and

•	to remove the prohibition on variable price offerings,

from what was disclosed in the Amended Term Sheet. See “Recent Developments” and “Details of the Offering”.

Pursuant to Section 9A.3(7) of National Instrument 44-102 – Shelf Distributions, the Corporation has prepared a blackline of the Amended Term Sheet against the original Term Sheet, and a blackline of the Second Amended Term Sheet against the Amended Term Sheet, to show the modified terms of the Offering and Second Tranche Offering. The Amended Term Sheet, Second Amended Term Sheet and blacklines can be viewed under the Corporation’s profile on www.sedar.com. See “Recent Developments – The Offering and the Second Tranche Offering” for a summary of the changes between the Term Sheet and the Amended Term Sheet, and between the Amended Term Sheet and the Second Amended Term Sheet.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise specified or the context otherwise requires, all references to dollar amounts in this prospectus supplement, the base prospectus or in any documents incorporated by reference herein and therein are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US$” are to U.S. dollars.

Unless otherwise indicated, annual financial statements incorporated by reference herein have been prepared in accordance IFRS and interim financial statements incorporated herein by reference have been prepared in accordance with IFRS; using International Accounting Standard No. 34.

The following table sets forth, for the Canadian dollar, expressed in United States dollars: (i) the high and low exchange rates during each period; (ii) the average of the exchange rates on the last day of each month during each period;

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and (iii) the exchange rate at the end of each period. These rates are based on the noon buying rate published by the Bank of Canada.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2012	2013
Highest rate during period	1.0299	1.0164	1.0299	1.0164
Lowest rate during period	0.9599	0.9348	0.9599	0.9455
Average rate during period	1.0004	0.9710	0.9976	0.9770
Rate at the end of period	1.0051	0.9402	1.0166	0.9723

On January 29, 2014 the noon buying rate for one Canadian dollar expressed in United States dollars, as quoted by the Bank of Canada, was $1.00=US$ 0.90 (or US$1.00=$1.11). The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein have been, and will be, prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this prospectus supplement and the base prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. Investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

See “Glossary of Mining Terms” in the base prospectus for a description of certain of the mining terms used in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the base prospectus include or incorporate by reference certain statements that are “forward-looking statements” and/or “forward-looking information”, which include future oriented financial information, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words “expect”, “believe”, “anticipate”, “contemplate”, “target”, “plan”, “may”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements, although these words may not be present in all forward-looking statements. Forward-

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looking statements included in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein include, without limitation, information as to the Corporation’s strategy, plans or future financial or operating performance, such as the Corporation’s expansion plans at the Lac des Iles (“LDI”) mine, project timelines, production plans, projected cash flows or capital expenditures, liquidity, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements involve known and unknown risks that may cause actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to:

•	the ability of the Corporation to continue as a going concern;

•	the ability of the Corporation to obtain substantial additional financing necessary to fund both short-term and long-term operations and capital expenditure requirements;

•	shareholders may not approve the issuance of the Warrant Shares and Second Tranche Offering;

•	risks associated with the expansion of the LDI mine;

•	fluctuations in commodity prices, interest rates and foreign exchange rates;

•	deterioration of general economic conditions;

•	the Corporation’s inability to achieve or maintain production and operating cost estimates;

•	additional capital expenditure requirements;

•	inaccuracy of mineral resource and reserve estimates;

•	the demand for, and cost of, exploration, development and construction services;

•	the possibility of construction and commissioning delays;

•	risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted;

•	inherent risks associated with mining and processing, including environmental hazards;

•	the potential uncertainty related to title to the Corporation’s mineral properties;

•	the Corporation’s reliance on third parties for smelting and refining the concentrate that is produced at the LDI mill;

•	employment disruptions, including in connection with collective agreements between the Corporation and unions;

•	environmental and other regulatory requirements;

•	the costs of complying with environmental legislation and government regulations;

•	risks related to the Corporation’s ongoing relations with First Nations;

•	the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms, or at all;

•	loss of key personnel;

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•	competition from other current and potential new producers of palladium and platinum group metals;

•	current or future litigation (including class actions) or regulatory proceedings, including the Class Action (as defined below);

•	the development of new technology or new alloys that could reduce the demand for palladium;

•	risks related to the Corporation’s hedging strategies;

•	lack of infrastructure necessary to develop the Corporation’s projects;

•	the ability of the Corporation to maintain adequate internal control over financial reporting and disclosure controls and procedures; and

•	the consequences of events of default provided in the Corporation’s Credit Facility, the 2012 Convertible Debentures and the Brookfield Debt (each as defined below), some of which are beyond the Corporation’s control.

Forward-looking statements, including future oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Factors and assumptions contained in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein that may prove to be incorrect, include, but are not limited to, the following:

•	that additional financing for the Corporation’s capital and development plans, including the Second Tranche Offering, will be available, including on reasonable terms;

•	that the LDI mine will be and will remain viable operationally and economically;

•	that expectations for mill feed head grade, recovery rates and mill performance will be as expected at the LDI mine;

•	that plans for mine production, mine development projects, mill production and exploration will proceed as expected and on budget;

•	that the Corporation will pursue future development projects;

•	that market fundamentals will result in reasonable demand and prices for palladium and by-product metals in the future;

•	that the Corporation will not be subject to any material environmental incidents, significant regulatory changes or material labour disruptions;

•	that the information and advice the Corporation has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate; and

•	that the Corporation and its contractors will be able to attract and retain sufficient qualified employees.

All of the forward-looking statements made in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. You are cautioned not to put undue reliance on forward-looking statements. All forward-looking statements in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein are made as of the date of the document in which such statements appear, and the Corporation disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

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THE CORPORATION

North American Palladium Ltd. is the successor to Madeleine Mines Ltd., a corporation incorporated under the Mining Companies Act (Québec) by letters patent in 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Québec Inc. and the amalgamated corporation was wound up into the federally incorporated parent corporation, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Corporation continues to exist under the Canada Business Corporations Act (“CBCA”).

The Corporation’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, ON, Canada M5J 2J2, telephone: (416) 360-7590, facsimile: (416) 360-7709.

The Corporation has one material wholly owned subsidiary, Lac des Iles Mines Ltd. The following chart describes the Corporation’s structure as at the date hereof.

Overview of the Business

The Corporation is an established precious metals producer that has been operating its flagship LDI mine in Ontario, Canada since 1993. The LDI mine is one of only two primary producers of palladium in the world, offering investors leverage to the price of palladium.

The LDI mine complex consists of an operating underground mine and a 15,000-tonne per day mill. The primary deposits on the property are the Roby Zone (which was mined through an open pit and underground) and the underground Offset Zone (which is approximately 300 metres west from the underground Roby Zone), all of which contain disseminated magmatic palladium deposits with some platinum, gold, nickel and copper by-products. As of the end of 2013, the Corporation had substantially completed Phase I of its expansion of the underground mine, resulting in the transition to shaft-based infrastructure. See “Recent Developments – LDI Update”.

The Corporation believes that there remains significant exploration upside near the LDI mine, where a number of exploration targets have been identified for potential future production growth. The exploration upside is further complemented by LDI’s existing infrastructure, including the excess capacity at its mill and shaft.

Recent Developments

The Offering and the Second Tranche Offering

The offering of up to $75 million aggregate principal amount of unsecured subordinated convertible debentures under the Offering and Second Tranche Offering was announced by the Corporation on January 13, 2014, as more fully described in the Term Sheet and the January 23, 2014 Material Change Report. Subsequently, a number of terms of such offering were amended to include, among other things, an increase of the size of the Offering to up to $32 million principal amount of Debentures, and to include the Warrants in the Series 1 Securities being offered pursuant to this prospectus supplement and a proposed Second Tranche Offering of up to $43 million aggregate principal amount of Series 2 Debentures together with the associated Series 2 Warrants, as more fully described in the Amended Term Sheet. Other changes to the Term Sheet, as set out in the Amended Term Sheet, include, among other things, the inclusion of “full ratchet” anti-dilution provisions in the Warrants and Series 2 Securities. Other than pricing and principal amounts, it is expected that the Series 2 Securities will be substantially similar to the Series 1 Securities, except investors should note that the Debentures do not contain similar “full-ratchet” anti-dilution provisions as the Warrants and the proposed Series 2 Securities. On January 30, 2014 the Corporation filed the Second Amended Term Sheet, which further amended the Offering by changing the conversion price of the Debentures from a conversion rate of approximately 1,381 Common Shares per $1,000 principal amount of Debentures, to a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures, and to amend the exercise price of the Warrants from $0.869 to $0.762. See “Marketing Materials”.

As required by the TSX, the issuance of the Warrant Shares, the “full-ratchet” anti-dilution provisions contained in the Warrants and the Series 2 Securities, and the issuance of the Series 2 Securities (including Common Shares issuable under the Warrants and Series 2 Securities), must be approved at a duly called and held meeting of shareholders of the Corporation (the “Shareholder Meeting”). Resolutions providing for such approvals must be approved by a majority of disinterested holders of outstanding Common Shares (as determined by the TSX), present or represented by proxy at the Shareholder Meeting (“Shareholder Approval”). The Corporation anticipates that the Shareholder Meeting will be held on or about March 18, 2014, or on such other date as the Corporation determines.

In the event the TSX and NYSE MKT approve for listing Common Shares issuable by the Corporation in connection with the Debentures and the Warrants, the Corporation anticipates that any such approval will limit the number of Common Shares that may be issued.

In the fourth quarter of 2013, a construction lien was placed on the LDI mine by a supplier. The Corporation paid the supplier the amount owed at the time and the lien was removed. However, this resulted in an event of default as at December 31, 2013 under the Brookfield Debt and, as a result of a cross-default and a related financial covenant breach, an event of default under the Credit Facility, and accordingly each lender has had the ability to accelerate its loans. As well, the Brookfield Debt became classified as a current liability as at December 31, 2013 under IFRS. The Corporation has received formal waivers from both lenders, and the event of default has been cured.

In connection with an aggregate outstanding amount owing of approximately $2.24 million, there are currently four construction liens registered against the LDI mine property, which depending on the circumstances may lead to the Corporation being in default under the Credit Facility and the Brookfield Debt. Management intends to seek to have such liens removed on, or as soon as possible following, the closing of the Offering.

The Debentures will be subordinate in right of payment to the prior payment in full of current Senior Debt of the Corporation (including the Credit Facility and the Brookfield Debt), as amended and/or replaced from time to time. See “Details of the Offering – General”.

The Offering and Second Tranche Offering are being undertaken to seek to remedy the serious financial difficulties currently faced by the Corporation. See “Risk Factors —Risks Related to the Liquidity of the Corporation”.

LDI Update

As of the end of 2013, Phase I of the expansion of the underground mine at LDI was substantially complete, resulting in the transition to shaft-based infrastructure. On January 6, 2014, the Corporation announced that operations were making good progress ramping up underground production through the shaft. The Corporation continues to optimize the underground ore handling system to improve shaft production (which is largely completed but not yet operating at full capacity) and to permit increased utilization in 2014.

From January 1, 2014 through the date of this prospectus supplement, underground mining has proceeded at an average rate of approximately 3,125 tonnes per day.

On a preliminary and unaudited basis, and subject to change, based on the information currently available to the Corporation as of the date of this prospectus supplement, the Corporation expects to have spent a total of approximately $116 million in capital expenditures during 2013 (excluding capitalized interest), of which approximately $92 million was spent on Phase I of the LDI mine expansion, approximately $17 million was spent on the tailings management facility, and approximately $7 million was spent on other capital expenditures.

A comprehensive update to the mineral reserve and resource estimate at LDI is underway. The Corporation is working with an external engineering firm to update its current mine plan for the upper Offset Zone based on recent refinements to the underground mining method, operating costs and capital expenditure forecasts. The results of this work will be incorporated in a new NI 43-101 technical report that is expected to be published in the first quarter of 2014.

Preliminary 2013 Year End Unaudited Results

On a preliminary and unaudited basis, and subject to change, based on the information currently available to the Corporation as of the date of this prospectus supplement, the Corporation expects:

•	to have produced approximately 135,000 ounces of payable palladium for the year ended December 31, 2013, at a cash cost per ounce of approximately US$560 (net of by-product revenue);

•	to have a working capital deficit as at December 31, 2013 of approximately $181 million, which includes approximately $49 million in accounts payable (including approximately $40 million of trade payables, some of which were, and some of which remain, in arrears), $18 million of outstanding borrowings under the Credit Facility, $179 million of outstanding borrowings under the Brookfield Debt (since an event of default had not been waived at December 31, 2013, the Brookfield Debt would be classified as a current liability under IFRS) and $9 million in cash and cash equivalents, and;

•	the utilization of the Credit Facility to have been approximately US$30.8 million and the Credit Facility to have been fully utilized. The Credit Facility utilization as at December 31, 2013 includes approximately US$14 million of letters of credit.

The preliminary financial and operating information included in this prospectus supplement reflects management’s estimates based solely upon information available to the Corporation as of the date of this prospectus supplement. The preliminary information presented above is subject to the completion of the Corporation’s financial closing procedures. Actual results for the year ended December 31, 2013 will not be finalized until after the Offering is completed and may differ materially from the above estimates. Accordingly, you should not place undue reliance upon these preliminary results. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Outlook

As outlined in a press release by the Corporation on January 6, 2014, the Corporation is targeting for fiscal 2014:

•	production of 170,000 to 175,000 ounces of payable palladium, at an average cash cost per ounce of US$550 (net of by-product revenue); and

•	spending approximately $30 million in capital expenditures, plus approximately $4 million on exploration.

The Corporation anticipates that the LDI mine will generate positive cash flow from operations before working capital changes in fiscal 2014. After including working capital changes in fiscal 2014, the Corporation expects to generate negative cash flows from operations, primarily as a result of an expected decrease in accounts payable as the Corporation transitions away from intensive construction activity and an expected increase in accounts receivable as production ramps up at the LDI mine. The Corporation believes that the proceeds of the Offering and the Second Tranche Offering will be sufficient to fund the Corporation’s activities for the next 12 months (assuming such offerings are completed for proceeds to the Corporation of not less than $70 million).

The Corporation also is required to begin paying interest on the Brookfield Debt in cash before the end of the second quarter of 2015, which, if achieved, would reduce interest rates on the Brookfield Debt to 15% per annum from the current 19% per annum. See “—Brookfield Debt Financing”.

As a result of the Corporation’s ongoing review of its development strategy, management currently believes that development of the LDI mine at depth will be critical to satisfying the Corporation’s financial obligations and for its long-term profitability. Additional diamond drilling followed by appropriate engineering studies is required in order to determine the economic viability and capital costs of deepening the shaft and developing the mine at depth. The Corporation intends to commission a technical study to assess the future growth potential of LDI by evaluating: expansion of the mine at depth; alternative mining methods; and several lateral development opportunities. The Corporation anticipates that the technical study, if commissioned, will be completed in the second half of 2014. Even if the Offering and the Second Tranche Offering are completed for proceeds to the Corporation of not less than $70 million, using consensus metal price assumptions, the Corporation believes that significant additional equity (or, if available, debt) financing will be required starting in 2015 to expand the mine at depth.

Results for fiscal 2014 and 2015 are very difficult to estimate accurately, and are subject to much uncertainty, including as a result of the reasons outlined under “Cautionary Note Regarding Forward-Looking Statements”. Such estimates reflect management’s beliefs based solely upon information available to the Corporation as of the date of this prospectus supplement. See “Risk Factors”.

Brookfield Debt Financing

On June 7, 2013, the Corporation completed a US$130 million term loan financing (the “Brookfield Debt”) with Brookfield Capital Partners Ltd. (“Brookfield”). The Brookfield Debt was amended on November 29, 2013, resulting in an additional advance of US$21.4 million in cash to support the Corporation’s working capital needs and continue funding operating and capital expenditures at LDI. The cash received consisted of an additional US$15 million and a refund of US$6.4 million of cash interest previously paid to Brookfield, which was added to the existing facility. The Corporation’s obligations under the Brookfield Debt are guaranteed by the Corporation’s wholly-owned subsidiary, Lac des Iles Mines Ltd. (“LDIL”). The Brookfield Debt, and the guarantee of LDIL, are secured by first priority security interests on the Corporation’s and LDIL’s assets other than the accounts receivable and inventories, which are subject to a second priority security interest. Pursuant to the amendment, the interest rate has been calculated as if the Corporation had elected to accrue interest on the loan from the date of the original closing of the Brookfield Debt (June 7, 2013), resulting in an interest rate of 19% until the Corporation elects to revert to cash interest payments. At such time as the Corporation elects to revert to cash interest payments, the interest rate will be 15% per annum on the principal amount outstanding, which principal amount includes capitalized interest. As a result of the retroactive application of the 19% interest rate to June 7, 2013, as at December 31, 2013 an aggregate US$172.6 million principal was outstanding under the Brookfield Debt consisting of: US$148.9 million of loans and capitalized commitment fees; US$15.6 million of accrued and capitalized interest; and US$8.1 million of a capitalized amendment fee. Pursuant to the amendment, prepayment of any principal (including capitalized interest) would be subject to a prepayment fee and voluntary prepayment conditions.

The Brookfield Debt contains covenants typical of this type of facility including maintaining a senior debt to EBITDA ratio (the “EBITDA Ratio”) of 12:1 beginning in October 2014, which ratio progressively declines to 4:1 after July 2015. EBITDA in this prospectus supplement has the meaning set forth in each of the Brookfield Debt or Credit Facility as applicable. The Corporation must also maintain a minimum shareholders’ equity of not less than $200 million and may not make capital expenditures (excluding interest capitalized under the Brookfield Debt) in any fiscal year in excess of (i) the amounts expended in respect of the LDI mine plan and (ii) certain annual amounts, including a cap of $120.9 million in fiscal 2013 and $75 million in fiscal 2014. The Corporation used a portion of the net proceeds from the Brookfield Debt to redeem in full its existing senior secured notes due October 4, 2014 ($72 million), including the redemption premium related thereto, and used the remaining net proceeds for capital expenditures at the LDI mine. The Corporation previously disclosed that it expects to record a non-cash loss of approximately $14.5 million in the fourth quarter of 2013 related to the accounting treatment of the amendment to the Brookfield Debt. However, due to a change in estimated future cash flows, the Corporation no longer expects to incur a loss related to the amended Brookfield Debt in the fourth quarter of 2013.

In the fourth quarter of 2013, a construction lien was placed on the LDI mine by a supplier. The Corporation paid the supplier the amount owed at the time and the lien was removed. However, this resulted in an event of default as at

December 31, 2013 under the Brookfield Debt and, as a result of a cross-default and a related financial covenant breach, an event of default under the Credit Facility, and accordingly each lender has had the ability to accelerate its loans. As well, the Brookfield Debt became classified as a current liability as at December 31, 2013 under IFRS. The Corporation has received formal waivers from both lenders, and the event of default has been cured.

Extension of Credit Facility

On June 7, 2013, the Corporation extended its US$60 million revolving operating credit facility (the “Credit Facility”) by an additional year to July 4, 2014. As at December 31, 2013, the Corporation had outstanding borrowings of US$30.8 million under the Credit Facility and the Credit Facility was fully utilized. The Credit Facility is secured by a first priority security interest in the Corporation’s and LDIL’s accounts receivable and inventories and a second priority security interest in the other assets of the Corporation and LDIL. See “—Preliminary 2013 Year End Unaudited Results”.

The Credit Facility contains covenants typical of this type of facility, including maintaining a senior debt to EBITDA ratio of 12:1 beginning in October 2014, which ratio progressively declines to 4:1 after August 2015. EBITDA in this prospectus supplement has the meaning set forth in each of the Brookfield Debt or Credit Facility as applicable. The Corporation must also maintain a minimum equity of not less than $200 million and may not make capital expenditures (excluding interest capitalized under the Brookfield Debt) in any fiscal year in excess of (i) the amounts expended in respect of the LDI mine plan and (ii) certain annual amounts, including a cap of $120.9 million in fiscal 2013 and $75 million in fiscal 2014.

The borrowing availability under the Credit Facility is limited based on a borrowing base calculation, which is determined five days after the end of each calendar month based on certain receivables and inventories. The Corporation has previously had to repay certain amounts outstanding as a result of a reduced borrowing base and may in the future be required to repay further amounts.

Flow-Through Offering

On June 7, 2013, the Corporation entered into a subscription agreement in respect of a fully subscribed private placement (the “Private Placement”) of flow-through shares (the “Flow-Through Shares”) for aggregate gross proceeds to the Corporation of approximately $20 million. The Corporation issued the Flow-Through Shares in two tranches. The first tranche consisted of 8,668,009 Flow-Through Shares, which were issued by the Corporation on June 19, 2013. The second tranche consisted of 8,590,328 Flow-Through Shares, which were issued by the Corporation on July 23, 2013. The Corporation used the net proceeds from the Private Placement for eligible mine expansion expenditures and exploration activities at the LDI mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada) (the “Tax Act”).

RISK FACTORS

An investment in the Debentures and Warrants is highly speculative and involves a significant degree of risk. In addition to the other information contained in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein, including without limitation, the risk factors referred to in the base prospectus and the AIF under the heading “Risk Factors”, prospective investors should carefully consider the factors set out below in evaluating the Corporation and its business before making an investment in the Debentures and Warrants. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the value of the Warrants could decline, the trading price of the Debentures or the Common Shares issuable thereunder could decline and all or part of any investment in the Debentures, Warrants or the Common Shares issuable thereunder may be lost. Additional risks and uncertainties not currently known to the Corporation or that the Corporation currently deems immaterial may also materially and adversely affect the Corporation’s business, prospects, financial condition, results of operation and cash flows.

Risks Related to the Liquidity of the Corporation

The Corporation may not be able to continue as a going concern.

While the Corporation has operations that generate revenue, the Corporation incurred net losses of $65.2 million and $66.0 million in the years ended December 31, 2011 and 2012 and a net loss of $34.4 million in the nine months ended

September 30, 2013. As at December 31, 2013, on a preliminary and unaudited basis, subject to change and based on the information currently available to the Corporation, the Corporation had an estimated working capital deficit of approximately $181 million, which includes approximately $49 million in accounts payable (including approximately $40 million of trade payables, some of which were, and some of which remain, in arrears), $18 million of outstanding borrowings under the Credit Facility, $179 million of outstanding borrowings under the Brookfield Debt (since an event of default had not been waived at December 31, 2013, the Brookfield Debt would be classified as a current liability under IFRS) and $9 million in cash and cash equivalents.

After including working capital changes, the Corporation expects to generate negative cash flows from operations in fiscal 2014, primarily as a result of an expected decrease in accounts payable as the Corporation transitions away from intensive construction activity and an expected increase in accounts receivable as production ramps up at LDI. The Corporation does not currently have sufficient committed available debt or equity financing in place to continue operations and exploration and development activities and fund all of its planned capital expenditures, and the borrowing availability under the Credit Facility is limited based on a borrowing base calculation. As a result, the Corporation’s ability to continue as a going concern is dependent on the Corporation securing additional financing. Although the Corporation believes that the proceeds of the Offering and the Second Tranche Offering will be sufficient to fund the Corporation’s activities for the next 12 months (assuming such offerings are completed for proceeds to the Corporation of not less than $70 million), there can be no assurance that the Offering will be fully subscribed as there is no minimum amount of funds that must be raised under the Offering, and there can be no assurance that the Second Tranche Offering will be completed or that any additional financing will be available on acceptable terms, if at all. Failure to obtain necessary financing at the time required may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties, or the loss of one or more of its property interests, and could ultimately cause the Corporation to cease operations. See “Risks Related to the Offering – The Debentures are unsecured, are subordinate in right of payment to the prior payment in full of current Senior Debt of the Corporation, as amended and/or replaced from time to time, and are structurally subordinate to all liabilities of the Corporation’s subsidiaries”.

Although the Corporation currently expects to raise up to $32 million in the Offering and up to $43 million in the Second Tranche Offering, there is no certainty that such financing will be available.

Although the Corporation currently expects to raise up to $32 million in the Offering and up to $43 million in the Second Tranche Offering, there is no certainty that the such financing will be available in such amounts, or at all. The Corporation has appointed Edgecrest Capital Corporation and Canaccord Genuity Corp. in Canada, and Canaccord Genuity Inc. in the United States, as the exclusive placement agents for the Offering and the Second Tranche Offering. While the Agents have agreed to use their best efforts to sell such securities, the Agents will not be obligated to purchase any securities that are not sold. In addition, as a result of the Offering and the Second Tranche Offering being made on a best efforts basis with no minimum, the Corporation may raise substantially less than the maximum total offering amounts currently contemplated. If the Corporation is unable to complete the Second Tranche Offering, or the Corporation is unable to raise sufficient funds in the Offering and the Second Tranche Offering, the Corporation will need to seek other alternatives, which may include a debt restructuring, including a restructuring of the Debentures.

The Warrants and Series 2 Securities will contain “full-ratchet” anti-dilution provisions, which may affect the Corporation’s ability to secure future equity financing or reduce the proceeds of any equity financings that would otherwise be available to the Corporation.

The Warrants and Series 2 Securities will contain “full-ratchet” anti-dilution provisions, which means that (with certain exceptions) any new issuances of Common Shares or securities convertible into Common Shares at a price, exercise price or conversion price below those of the Warrants and Series 2 Securities, as applicable, will result in the conversion price or exercise price of the Warrants and Series 2 Securities, as applicable, being reduced to match the price, exercise price or conversion price of such new issuance of Common Shares or securities convertible into Common Shares. The “full-ratchet” anti-dilution provisions also apply to reduce the exercise price of the Warrants to the exercise price of the Series 2 Warrants, in the event the Series 2 Warrants have an exercise price below the exercise price of the Warrants. These anti-dilution provisions may result in an increased number of Common Shares being issued in respect of the Warrants or Series 2 Securities, resulting in further dilution for holders of the Corporation’s equity or convertible securities, including the Debentures, which could increase the risk of not obtaining Shareholder Approval, and may affect the Corporation’s ability to secure future equity financing or reduce the proceeds of any equity financings that would otherwise be available to the Corporation.

Shareholder Approval is required for the issuance of the Warrant Shares and the Second Tranche Offering.

The issuance of the Warrant Shares, the “full-ratchet” anti-dilution provisions under the Warrants and the issuance of the Series 2 Securities are subject to Shareholder Approval to be obtained at a Shareholder Meeting to be held following the closing of the Offering. The Corporation anticipates that the Shareholder Meeting will be held on or about March 18, 2014, or on such other date as the Corporation determines. There is no assurance that shareholders will approve the issuance of the Warrant Shares and/or the Second Tranche Offering. If Shareholder Approval of the issuance of the Warrant Shares is not obtained by March 30, 2014 the Warrants will terminate. If Shareholder Approval of the Second Tranche Offering is not obtained, the Corporation will likely be required to immediately seek alternative sources of financing; however there is no certainty that alternative sources of financing will be available or, if available, that such financing will be available on acceptable terms.

The Corporation will require substantial additional financing to fund long-term operations and investment capital requirements.

Based on management’s preliminary internal review, significant additional capital expenditures will be required in order to expand the LDI mine at depth and increase rates of production. The Corporation’s management currently believes that development of the LDI mine at depth will be critical to satisfying the Corporation’s financial obligations and for its long-term profitability. Additional diamond drilling followed by appropriate technical studies are required in order to determine the economic viability and capital cost of deepening the shaft and developing the mine at depth. The Corporation intends to commission a technical study to assess the future growth potential of LDI by evaluating the expansion of the mine at depth, alternative mining methods and several lateral development opportunities. The technical study, if commissioned, would be targeted for completion in the second half of fiscal 2014.

Capital expenditures associated with expanding the LDI mine at depth and increasing rates of production will require significant additional financing. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. In addition, the consent of the lenders under the Corporation’s then existing debt facilities may be required for any such financing transaction. There can be no assurance that such consents would be obtained. The Corporation’s inability to obtain additional financing would severely limit the Corporation’s ability to achieve profitability, and may ultimately require the Corporation to cease operations.

The Corporation may not be able to generate sufficient cash to service all of its indebtedness, including the Debentures, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

As of December 31, 2013, after giving effect to the Offering and the Second Tranche Offering (assuming such offerings are fully subscribed), the Corporation estimates that it would have had $344.9 aggregate principal amount of indebtedness outstanding. The Corporation’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or to refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. No assurances can be provided that the Corporation will generate sufficient cash flow from operating activities to permit it to pay the principal, premium, if any, and interest on its indebtedness. While the Corporation currently has the ability to pay interest in kind on the Brookfield Debt, the terms of the Brookfield Debt require that the Corporation begin to pay cash interest after May 31, 2015.

In addition, the Brookfield Debt and the Credit Facility each require the Corporation to maintain a maximum senior debt to EBITDA ratio beginning in October 2014. In October 2014, the maximum EBITDA Ratio permitted is 12:1, which falls to 10:1, 9:1, 8:1, 7:1 and 6:1 over the next five subsequent months respectively, 6:1 for an additional month, to 5:1 for the following three months and to 4:1 after that. If the Corporation’s EBITDA is not sufficient, or if the Corporation’s senior debt increases (including as a result of the Corporation accruing further amounts of interest payable on the Brookfield Debt as principal), the Corporation may not be able to satisfy the EBITDA Ratio. EBITDA in this prospectus supplement has the meaning set forth in each of the Brookfield Debt or Credit Facility as applicable. See “Risk Factors – Other Risks Related to the Corporation – The Corporation may be required to record impairment charges which may adversely affect financial results and could cause the Corporation to breach its covenants under the Brookfield Debt and the Credit Facility”.

If cash flows, capital and other resources are insufficient to fund the Corporation’s debt service obligations, the Corporation may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness, including the Debentures. No assurances can be made that the Corporation would be able to take any of these actions, that these actions would be successful and permit the Corporation to meet its scheduled debt service obligations, or that these actions would be permitted under the terms of existing or future debt agreements, including the Credit Facility and the Brookfield Debt. The Credit Facility and the Brookfield Debt currently restrict the Corporation’s ability to dispose of assets and use the proceeds from such dispositions and, accordingly, the Corporation may not be able to dispose of any assets or to obtain or use the proceeds of any dispositions.

If the Corporation cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result:

•	holders of such debt could declare all outstanding principal and interest to be due and payable;

•	the lenders under the Credit Facility could terminate their commitments to lend the Corporation money;

•	the holders of the Corporation’s secured debt could realize upon the assets securing their borrowings;

•	the Corporation could not pay interest on the Debentures in cash or Common Shares;

•	the Corporation would cross-default under certain material agreements;

•	the Corporation could become the subject of restructuring, insolvency, bankruptcy or liquidation proceedings, which could result in purchasers losing their investment in the Debentures; and

•	the value of the Common Shares could decline.

Risks Related to the Offering

The Debentures and Warrants may not have an active market and their price may be volatile. Purchasers may be unable to resell Debentures or Warrants at a desirable price or at all.

The Debentures and Warrants constitute new issues of securities of the Corporation. There is currently no market through which the Debentures and Warrants may be sold and purchasers may not be able to resell the Debentures and Warrants purchased under this prospectus supplement. The Corporation does not currently intend to list the Warrants on any exchange or marketplace and currently no market for the Warrants is expected to develop, which may adversely affect the prices at which the Warrants trade. No assurance can be given that an active or liquid trading market for the Debentures will develop or be sustained. If an active or liquid market for the Debentures fails to develop or be sustained, the prices at which the Debentures trade may be adversely affected.

The liquidity of the trading market in the Debentures, and the market price of the Debentures and the value of the Warrants, may be adversely affected by a number of factors, including but not limited to:

•	whether the issuance of the Warrant Shares, the “full-ratchet” anti-dilution provisions of the Warrants, and the Second Tranche Offering receive Shareholder Approval;

•	in the case of the Debentures, prevailing interest rates;

•	the markets for similar securities;

•	the number of holders of the Debentures and Warrants;

•	the financial condition, results of operation and prospects of the Corporation;

•	neither the Debentures nor the Warrants will be fungible with any securities issued under the Second Tranche Offering;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community about the Corporation;

•	that certain of the Debentures will be issued in definitive form rather than through the facilities of a depositary;

•	the market price and volatility of the Common Shares;

•	changes in the industry in which the Corporation operates and competition affecting the Corporation; and

•	general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures and the Warrants.

The rights of holders of the Debentures as creditors may be limited under any restructuring, insolvency, bankruptcy or liquidation proceedings pertaining to the Corporation and in any such process holders of Debentures, Warrants or Common Shares may receive nothing.

The rights of the trustees to enforce remedies under the Indenture may be significantly impaired if the Corporation seeks the benefit of the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation. For example, both the Bankruptcy and Insolvency Act (Canada) (“BIA”) and the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others, allowing it to retain possession and administration of its property and to prepare and file a proposal or plan of compromise or arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors. The Corporation’s secured creditors will likely be in their own class, thereby having effective voting control over the approval of any restructuring plan or proposal. The restructuring plan or proposal, if accepted by the requisite majorities of creditors and if approved by the court, could result in the compromise or extinguishment of a holder’s rights under the Debentures and may result in the Corporation retaining possession and administration of its property notwithstanding that an Event of Default (as defined below) has occurred under the Indenture .

The powers of the courts under the BIA and particularly under the CCAA have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Corporation cannot predict whether payments under the Debentures would be made following commencement of or during such a proceeding, whether or when the trustees could exercise their rights under the Indenture, whether a holder’s claims could be compromised or extinguished under such a proceeding or whether and to what extent holders of the Debentures would be compensated for delays in payment, if any, of principal and interest.

Similar circumstances and outcomes may arise if the plan of arrangement provisions of the CBCA are used to effect any similar debt restructuring.

To the extent that any claims under the Debentures (or claims under the Warrants or Common Shares issued on conversion, redemption or exercise of the Debentures or the Warrants, as the case may be) are characterized as “equity claims” under a BIA or CCAA proceeding, then such claims will not be entitled to any payment until after all of the Corporation’s unsecured creditors have been repaid in full, and the holders of the Warrants or Common Shares issued on conversion, redemption or exercise of the Debentures or Warrants, as the case may be, may receive nothing. In addition, if funds are not available to pay in full claims of the holders of the Corporation’s current secured indebtedness, holders of the Debentures could receive no payment in any such proceedings.

If any restructuring, insolvency, bankruptcy or liquidation proceedings are initiated with respect to the Corporation, holders of the Debentures may receive substantially less than they would have been entitled to receive under the Indenture.

If restructuring, insolvency, bankruptcy or liquidation proceedings are initiated with respect to the Corporation, the claim by any holder of the Debentures for the principal amount of the Debentures may be limited to an amount equal to the sum of the original issue price for the Debentures. Accordingly, in addition to risks relating to a holder’s ability to receive payments of principal and interest relating to the Debentures, in such circumstances, any claim by a holder of the Debentures for the Make-Whole Amount may not be permitted. Accordingly, holders of the Debentures under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the Indenture, even if sufficient funds are available.

The Corporation currently has a substantial amount of indebtedness and significant interest payment requirements.

The Corporation currently has a substantial amount of indebtedness and significant interest payment requirements. This substantial degree of leverage could have important consequences for holders of the Debentures and Warrants, including the following:

•	it may limit the Corporation’s ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes, or limit the Corporation’s ability to obtain such financing on acceptable terms;

•	a substantial portion of the Corporation’s cash flows from operations will be dedicated to the payment of principal and interest on indebtedness and will not be available for other purposes, including funding development and other operating expenses, capital expenditures, working capital, future business opportunities and other general corporate purposes;

•	the debt service requirements of the Corporation’s senior indebtedness could make it more difficult to satisfy the Corporation’s other financial obligations, including those related to the Debentures;

•	certain of the Corporation’s borrowings, including borrowings under the Credit Facility, are at variable rates of interest, exposing it to the risk of increased interest rates;

•	it may limit the Corporation’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	it may limit the Corporation’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt or greater financial resources;

•	it may limit the Corporation’s ability to pursue strategic acquisitions and other business opportunities that may be in its best interests;

•	the Corporation may be more vulnerable to general adverse economic and industry conditions, or a downturn in general economic conditions or in its business; and/or

•	the Corporation may be unable to carry out capital spending that is important to its growth.

Under the current terms of the Credit Facility and the Brookfield Debt, the payment of principal on the Debentures in cash would be prohibited unless consented to by the lenders. In addition, under the terms of the Credit Facility, the Brookfield Debt and the Subordination Agreements (as defined below), the payment of interest in cash or Common Shares on the Debentures would be prohibited if a default has occurred or would occur as a result of such payment. In addition, the Debentures will be subordinated to the Credit Facility and the Brookfield Debt. See “ - Details of the Offering”. Both the Credit Facility and the Brookfield Debt mature prior to the Maturity Date. If such terms prohibiting payment in cash remain in place at the Maturity Date, however, the Corporation expects to seek to repay the principal amount of the Debentures with Common Shares as described under “Details of the Offering — Description of the Debentures – Payment at Maturity”, which may not be permitted. See “—The Corporation may make interest payments and Make-Whole Amounts on the Debentures in Common Shares and pay principal amounts due at maturity or redemption in Common Shares, however in certain circumstances the Corporation may not be able to issue Common Shares which may lead to a default under the Debentures”.

The Corporation may incur substantially more debt or take other actions that affect its ability to satisfy its obligations under the Indenture.

As of December 31, 2013, the Corporation had outstanding borrowings of US$172.5 million under the Brookfield Debt and US$30.8 million under the Credit Facility and $43.0 million aggregate principal amount of convertible debentures due 2017 (the “2012 Convertible Debentures”). The Corporation may incur substantial additional indebtedness in the future. The terms of the Debentures do not limit the Corporation’s ability to recapitalize, incur additional debt (including secured debt) or take certain other actions, including repurchasing Common Shares. Some of these actions may diminish the Corporation’s ability to make payments on the Debentures when due or require the Corporation to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, which would further reduce the availability of cash to fund the Corporation’s operations, working capital and capital expenditures. In addition, such actions may limit the Corporation’s flexibility to adjust to changing market conditions and its ability to withstand competitive pressures, and could further increase the Corporation’s vulnerability to a downturn in general economic conditions related to the Corporation’s business or industry.

The Debentures are unsecured, are subordinate in right of payment to the prior payment in full of current Senior Debt of the Corporation, as amended and/or replaced from time to time, and are structurally subordinate to all liabilities of the Corporation’s subsidiaries.

The Debentures will be direct, unsecured obligations of the Corporation. The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinate in right of payment to the prior payment in full of current Senior Debt of the Corporation (including the Credit Facility and the Brookfield Debt), as amended and/or replaced from time to time.

In addition, since the Debentures are unsecured obligations of the Corporation, they are effectively subordinated to all of the Corporation’s existing and future secured indebtedness, including the Brookfield Debt and the Credit Facility, to the extent of the value of the assets securing such indebtedness. Therefore, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Corporation, the Corporation’s assets that serve as collateral for any secured indebtedness will be available to pay the Corporation’s obligations with respect to the Debentures only after the Corporation has paid in full the applicable secured indebtedness. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding, and any such payments may have to be shared pro rata with all of the other equally ranking unsecured creditors of the Corporation.

All or almost all of the Corporation’s consolidated revenues and profits are earned by the Corporation’s subsidiaries. None of the Corporation’s subsidiaries has guaranteed or otherwise become obligated with respect to the Debentures. Accordingly, the Debentures are effectively subordinated to claims of creditors (including trade creditors) of the Corporation’s subsidiaries. As of September 30, 2013, the total liabilities of the Corporation’s subsidiaries (excluding intercompany liabilities and guarantees of the secured debt), were $81.2 million.

In addition, the Corporation is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations under its outstanding debt and other obligations. The Corporation’s subsidiaries are legally distinct from the Corporation and have no obligation to pay amounts due on the Debentures or to make dividends or other payments to the Corporation for payment of the Debentures. The Corporation’s subsidiaries may not generate sufficient cash from operations to pay dividends or other payments to the Corporation to make principal and interest payments on its indebtedness. The Corporation’s subsidiaries may be permitted under the terms of the Corporation’s indebtedness, including the Indenture, to incur additional indebtedness that may restrict them from making payments to the Corporation. There can be no assurance that agreements governing current and future indebtedness of the Corporation’s subsidiaries will permit those subsidiaries to provide the Corporation with sufficient cash to fund payments on the Debentures when due.

The Indenture contains limited restrictive covenants.

The Indenture will not restrict the Corporation from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. In addition, the Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Corporation, and will not require the Corporation to maintain any financial ratios or specific levels of net worth, revenues, shareholders’ equity, income, cash flows or liquidity. Accordingly, the Indenture will not protect holders of the Debentures in the event the Corporation experiences significant adverse changes in its business, financial condition, or results from its operations.

Prevailing yields on similar securities may affect the market value of the Debentures.

Prevailing yields on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise. An increase in yields could have an adverse effect on the market value of the Debentures.

The conversion price of the Debentures and the Warrant Exercise Price will not be adjusted for all dilutive events.

The conversion price of the Debentures and the Warrant Exercise Price will be subject to adjustment for certain events as described under “Details of the Offering.” Events that adversely affect the value of the Debentures or the Warrants may occur, however, that will not result in an adjustment to the conversion price or the Warrant Exercise Price, as applicable.

The Corporation may make payments of interest, Make-Whole Amounts, make-whole tax amounts and Late Charges on the Debentures in Common Shares and pay principal amounts due at maturity in Common Shares, however in certain circumstances the Corporation may not be able to issue Common Shares which may lead to a default under the Debentures.

In certain circumstances, the Corporation may make payments of interest, Make-Whole Amounts, make-whole tax amounts and Late Charges (as defined herein) on the Debentures in Common Shares and pay principal amounts due at maturity in Common Shares. In addition, a holder may convert all or a portion of its Debentures into Common Shares at any time unless as a result of such conversion the holder or any of its affiliates would beneficially own in excess of 9.9% of the outstanding Common Shares. The receipt by a holder of Common Shares in lieu of cash is subject to the risk that the price of the Common Shares declines and the value of the Common Shares received by a holder is less than the amount that would be received by a holder if such amount were paid in cash.

In the event the TSX and NYSE MKT approve for listing Common Shares issuable by the Corporation upon conversion, including a mandatory conversion at maturity, of the Debentures, in satisfaction of interest payable, Make-Whole Amounts, make-whole tax amounts or Late Charges or upon exercise of the Warrants, we anticipate that any such approval will limit the number of Common Shares that may be issued by the Corporation to the maximum number of Common Shares that would be issuable (i) upon conversion of the Debentures, (ii) in satisfaction of interest payable, Make-Whole Amounts, make-whole tax amounts and Late Charges and (iii) upon exercise of the Warrants, in each case assuming the number of Common Shares issuable upon such conversion, satisfaction or exercise was calculated in the case of (i) and (ii) above at the conversion price of the Debentures and in the case of (iii) above at the exercise price of the Warrants. As a result, there can be no assurance that a sufficient number of Common Shares will have been approved for listing on the TSX and NYSE MKT so as to permit, in all circumstances, (i) the Corporation to pay all interest, Make-Whole Amounts, make-whole tax amounts and Late Charges on the Debentures in Common Shares and (ii) to pay all principal amounts due on conversion or at maturity in Common Shares, and there can be no assurance that the TSX and NYSE MKT will approve for listing additional Common Shares.

Further there can be no assurance that the Corporation will be permitted under the terms of the Credit Facility or the Brookfield Debt (or any debt instrument that the Corporation enters into, including a debt instrument that replaces or amends the Credit Facility or the Brookfield Debt, as the case may be) to pay interest, Make-Whole Amounts, make-whole tax amounts and Late Charges, and other payments under the Indenture in cash or to pay principal amounts due at maturity in cash. In the event (A) that an insufficient number of Common Shares are approved for listing by the TSX and NYSE MKT to permit the Corporation to (i) pay all interest, Late Charges, Make-Whole Amounts, make-whole tax amounts and other payments on the Debentures in Common Shares and (ii) to pay all principal amounts due on conversion or at maturity in Common Shares, (B) the TSX or NYSE MKT does not approve for listing additional Common Shares and (C) the terms of the Credit Facility or the Brookfield Debt (or any debt instrument that the Corporation enters into, including a debt instrument that amends or replaces the Credit Facility or the Brookfield Debt, as the case may be) do not permit the Corporation to pay interest, Late Charges, Make-Whole Amounts, make-whole tax amounts and other payments on the Debentures in cash, the Corporation may issue such number of Common Shares as have been approved for listing by the TSX MKT and NYSE MKT and thereafter may be unable to issue additional Common Shares and as a result may be in default under the terms of the Indenture and Warrant Certificates (as defined below). If that situation applies, the Corporation may need to pro rate or allocate Common Share issuances based on such factors as it considers reasonable at the time.

Similarly, if a holder of Debentures cannot accept Common Shares in respect of interest, a Make-Whole Amount, make-whole tax amounts and Late Charges or other obligation that the Corporation cannot satisfy in cash, as a result of it and its affiliate’s holdings of Common Shares, the Corporation will be in default under the terms of the Indenture.

Canadian usury laws may negatively impact the enforcement of payment of interest on the Debentures.

The Criminal Code (Canada) prohibits the receipt of “interest” at a “criminal rate” (namely, an effective annual rate of interest that exceeds 60%). Accordingly, the provisions for the payment of interest or the Make-Whole Amount in excess of the aggregate principal amount of the Debentures may not be enforceable if the provision provides for the payment of “interest” in excess of an effective annual rate of interest of 60%.

The Corporation may not have sufficient cash to repurchase the Debentures in connection with a Fundamental Transaction.

The Corporation will be required to make an offer to holders (a “Debenture Offer”) to purchase all or a portion of their Debentures for cash in the event of certain transactions that would constitute a Fundamental Transaction (as defined under “Details of the Offering — Description of the Debentures – Fundamental Transactions”). The Corporation cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. In addition, the Corporation’s ability to purchase the Debentures in such an event may be limited by law or by the terms of other present or future agreements relating to the Corporation’s indebtedness. For example, the Corporation’s future credit agreements or other agreements may contain provisions that prohibit the purchase by the Corporation of the Debentures without the consent of the lenders or other parties thereunder. If the Corporation’s obligation to offer to purchase the Debentures arises at a time when the Corporation is prohibited from purchasing the Debentures under another agreement, the Corporation could seek the consent of lenders or other parties under such agreement to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Corporation does not obtain consent or refinance these borrowings, the Corporation could not purchase the Debentures on a Fundamental Transaction without breaching such agreement. The Corporation’s failure to purchase the Debentures would constitute an Event of Default, which might constitute a default under the terms of the Corporation’s other indebtedness at that time. As a result of the payment subordination provisions of the Indenture, the Corporation is currently prohibited from making a Debenture Offer without the consent of the lenders under the terms of the Brookfield Debt.

The Debentures may be redeemed prior to maturity.

Commencing 18 months after the Closing Date, all, but not less than all, of the Debentures may be redeemed by the Corporation for cash on not more than 60 trading days and not less than 30 trading days prior notice, at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, plus the applicable Make-Whole Amount, provided that the Optional Redemption Conditions set forth under “Details of the Offering – Description of the Debentures – Optional Redemption” are met. This redemption option may be exercised if the Corporation is able to refinance the indebtedness represented by the Debentures at a lower interest rate or if it is otherwise in the interest of the Corporation to redeem the Debentures.

The securities issued under the Offering may not continue to be qualified investments for Deferred Plans.

The Corporation will endeavour to ensure that the Debentures, Warrants and Common Shares issuable on the conversion of Debentures and the exercise of Warrants will continue to be qualified investments for Deferred Plans (defined below) except for, in the case of Debentures, a deferred profit sharing plan to which the Corporation, or an employer that does not deal at arm’s length with the Corporation, has made a contribution. However, no assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments. See “Eligibility for Investment”.

The Canadian income tax characterization of a Make-Whole Amount received by a Holder is uncertain.

The Canadian income tax characterization of a Make-Whole Amount received by a Holder is uncertain. Depending on its income tax characterization, the receipt of a Make-Whole Amount by a Holder in connection with the conversion by the Holder of Debentures may impact the ability of a Holder to convert Debentures into Common Shares on a tax-deferred basis. Holders should consult with their own tax advisors in this regard. See “Certain Canadian Federal Income Tax Considerations”.

The application of Canadian Non-Resident Withholding Tax is uncertain.

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at “arm’s length” as defined in the Tax Act. However, Canadian withholding tax continues to apply to payments of “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

The terms of the Debentures provide for the payment of a Make-Whole Amount in certain circumstances. The amount of the Make-Whole Amount will in part depend on the amount, if any, by which five-day VWAP at the time of the conversion or redemption exceeds the conversion price. There is a risk that all, or a portion, of the Make-Whole Amount could be treated as interest for the purposes of the Tax Act. If this were the case, there is also a risk that the Canada Revenue Agency (“CRA”) could take the position that the Make-Whole Amount is participating debt interest for Canadian withholding tax purposes because the amount of the payment varies, in part, based on a criterion similar to those listed in the participating debt interest definition. The CRA has suggested that share price is a similar criterion. However, the CRA has also ruled that where a criterion described in the participating debt interest definition is a tool to assess creditworthiness and, based on that criterion, as the corporation becomes more profitable the interest payments are decreased, the interest would not be viewed as participating debt interest. In CRA’s view, if the interest rate is capped and any reduction is intended as a reflection of the borrower’s creditworthiness, the interest would not constitute participating debt interest. Because the amount of the Make-Whole Amount decreases as the five-day VWAP increases, CRA may not view the Make-Whole Amount as participating debt interest. However, no opinion or ruling has been requested or received from the CRA and there can be no assurance that CRA would not view the Make-Whole Amount as participating debt interest.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment upon maturity or redemption), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “Excess”). While the deeming rule does not apply in respect of certain “excluded obligations”, the Debentures may not be “excluded obligations” even if no part of the interest or Make-Whole Amount is participating debt interest. As noted above, it is not clear whether the Make-Whole Amount will be participating debt interest. Moreover, there is a risk that any Excess would be considered to be participating debt interest. If the Make-Whole Amount or the Excess is participating debt interest, there is a risk that all interest that was or will be paid or deemed to be paid on the obligation will be considered to be participating debt interest and therefore subject to Canadian withholding tax.

The CRA has recently stated that it would not consider the Excess to be participating debt interest provided that the convertible debenture in question was issued by a Canadian public corporation (such as the Corporation) and otherwise satisfied the requirements of a “standard convertible debenture” (as that term was defined in a submission, dated May 10, 2010, made to the CRA by the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants). Therefore, there would be no withholding tax in such circumstances provided that the payor and payee deal at arm’s length for purposes of the Tax Act. The Debentures should generally meet the criteria set forth in the CRA’s recent statement; however the Debentures will also contain additional terms which are not expressly contemplated in the definition of a standard convertible debenture. Accordingly, the application of the CRA’s above-described administrative practice is uncertain and there is a risk that amounts paid or payable by the Corporation to a non-resident holder of Debentures on account of interest, the Make-Whole Amount or any Excess may be subject to Canadian withholding tax at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty or convention).

The Indenture will contain a requirement for the Corporation to increase the amount of interest or other payments to holders of Debentures should the Corporation be required to withhold amounts in respect of income or similar taxes on payments of interest or other amounts, including Excess amounts. Based on its current understanding of the applicable rules in the Tax Act and the current administrative position of the CRA, the Corporation does not intend to withhold any amounts from payments made pursuant to the terms of the Debentures on account of interest, the Make-Whole Amount or any Excess. There can be no assurance that CRA will not assess the Corporation or non-resident holders of Debentures on the basis that the payments of interest, Make-Whole Amounts or the Excess are subject to Canadian withholding tax and that such assessments would not be sustained. Holders of Debentures who are not resident in Canada for purposes of the Tax Act should seek advice from their own tax advisors.

U.S. Holders of the Debentures may have to pay taxes if the Corporation adjusts the conversion price of the Debentures in certain circumstances.

The Corporation will adjust the conversion price of the Debentures in certain circumstances (see “Details of the Offering - Conversion Privilege”). Upon certain adjustments to (or certain failures to make adjustments to) the conversion price, U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) may be treated as having received a constructive distribution from the Corporation, resulting in taxable income for U.S. federal income tax purposes, even though such U.S. Holders would not receive any cash in connection with the adjustment to (or failure to adjust) the conversion price. U.S. holders of the Debentures should consult their own tax advisor and read “Certain United States Federal Income Tax Considerations - The Debentures - Certain Adjustments to the Debentures.”

U.S. Holders of the Debentures may have to pay taxes if the Corporation adjusts the number of Warrant Shares that will be issued on the exercise of the Warrants or the exercise price of the Warrants in certain circumstances.

The number of Warrant Shares issuable upon exercise of the Warrants and/or the exercise price per Warrant Share may be adjusted in certain circumstances. See “Description of Warrants—Exercise of the Warrant.” An adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder in certain circumstances, resulting in taxable income for U.S. federal income tax purposes even though such U.S. Holders would not receive any cash in connection such adjustment. U.S. holders of the Debentures should consult their own tax advisor and read “Certain United States Federal Income Tax Considerations - The Debentures - Certain Adjustments to the Debentures.”

Holders of Debentures and Warrants will not be entitled to any voting rights with respect to the Common Shares, but will be subject to all changes made with respect to the Common Shares.

Holders of Debentures and Warrants will not be entitled to any voting rights with respect to the Common Shares, but if a holder’s Debentures or Warrants are subsequently converted into Common Shares, such holder will be subject to all changes affecting the Common Shares. For example, in the event that an amendment is proposed to the Corporation’s constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date on which a holder of Debentures or Warrants becomes a holder of Common Shares under the terms of the Indenture of the Warrant Certificates, as applicable, such holder will not be entitled to vote on the amendment, although the holder will nevertheless be subject to any changes in the powers or rights of our Common Shares that result from such amendment.

The price of the Common Shares, and therefore the price at which a holder may sell the Debentures and Warrants, may fluctuate significantly, which may make it difficult for holders to resell the Debentures, the Warrants, or the Common Shares issuable in connection with the Debentures and the Warrants, when desired or at attractive prices.

The Corporation has applied to list the Debentures and the Common Shares issuable in connection with the Debentures and Warrants on the TSX and NYSE MKT. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE MKT, respectively. There can be no assurance, however, that an active public market for trading in the Debentures will develop, or that an active market will persist for the Debentures or Common Shares and their prices may decline. No market is currently expected to develop for the Warrants. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares, and therefore the trading price of the Debentures and the value of the Warrants, may increase or decrease in response to a number of events and factors, many of which are not within the control of the Corporation, including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;

•	volatility in palladium, gold and other metal prices and expectations for future prices;

•	volatility in currency exchange rates;

•	volatility in interest rates;

•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Corporation, or the shares of other companies in the mineral resource sector;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded upon conversion of the Debentures or exercise of the Warrants, and any additional future offerings of Common Shares or securities convertible into Common Shares, including the Second Tranche Offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors;

•	the risks listed under the heading “Cautionary Note Regarding Forward Looking Statements”;

•	current or future litigation (including class actions) or regulatory proceedings;

•	the market for all mineral resource sector securities;

•	the breadth of the market or the public market for the Common Shares; and

•	the attractiveness of alternative investments.

These and other factors affecting the market price of the Common Shares on the exchanges on which the Common Shares trade have historically made the Common Share price volatile, and the Corporation expects that its share price will be volatile in the future. See also “—The Debentures and Warrants may not have an active market and their price may be volatile. Purchasers may be unable to resell Debentures or Warrants at a desirable price or at all”.

Because the Debentures and Warrants are convertible into Common Shares, volatility or depressed prices of the Common Shares will likely have a similar effect on the trading price of the Debentures and the prices received by holders of the Warrants. In addition, the existence of the Debentures and the Warrants may encourage short selling in the Common Shares by market participants because the conversion of the Debentures or exercise of the Warrants could depress the price of the Common Shares.

The Corporation will have broad discretion in the allocation of the proceeds of the Offering and the Second Tranche Offering.

The Corporation currently intends to use the proceeds received from the Offering and the Second Tranche Offering as described under “Use of Proceeds” in this prospectus supplement. However, management will have discretion in the actual application of the proceeds, and may elect to use the proceeds differently from that described under “Use of Proceeds”. The failure by management to apply these funds effectively, whether used as stated herein or re-allocated, could have a material adverse effect on the business and financial condition of the Corporation.

Sales of a significant number of the Common Shares in the public markets, and the expectation of such sales, could depress the market price of the Debentures and the Common Shares and the prices received by holders of the Warrants.

In order to finance future operations, acquisitions and capital expenditures, if any, the Corporation may attempt to raise funds through the issuance of Common Shares or the issuance of securities convertible into Common Shares. Sales of, or expectations of sales of, a substantial number of Common Shares or other equity-related securities in the public markets could depress the market price of the Debentures and the Common Shares and the prices received by holders of the Warrants, and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales, or future expected sales, of Common Shares or other equity-related securities (including in connection with the Second Tranche Offering), will have on the market price of the Common Shares or the Debentures or the value of the Warrants. The price of the Common Shares could also be affected by possible sales of Common Shares by investors who view the Debentures as a more attractive means of equity participation in the Corporation and by hedging or arbitrage trading activity which may occur involving the Common Shares. This hedging or arbitrage could, in turn, affect the market price of the Debentures and the value of the Warrants. Any transaction involving the issuance of Common Shares, or securities convertible into Common Shares, would result in dilution, which could be substantial, to holders of Common Shares.

Other Risks Related to the Corporation

The Corporation may be required to record impairment charges which may adversely affect its financial results and could cause the Corporation to breach its covenants under the Brookfield Debt and the Credit Facility.

Under the Brookfield Debt and the Credit Facility, the Corporation is required to maintain a minimum of $200 million in shareholders’ equity. As at September 30, 2013, the Corporation’s total shareholders’ equity was approximately $234 million. If the Corporation is required to take an impairment charge that would cause the Corporation’s shareholders’

equity to fall below $200 million, the Corporation would be in breach of the Brookfield Debt and the Credit Facility and the respective lenders thereunder may declare a default and accelerate amounts owing and/or enforce their other rights as a creditor, including realizing on its security. An impairment charge would also adversely affect the Corporation’s financial results. As of the date of this prospectus supplement, the Corporation is unable to determine whether an impairment charge will be required for the period ended December 31, 2013 or if such an impairment charge will be required in a future period. As of the date of this prospectus supplement, the Corporation’s financial statements as of and for the year ended December 31, 2013 have not yet been prepared and the Corporation has not determined whether an impairment charge will be required to be reflected in such financial statements.

The expansion of the LDI mine involves significant risks.

The Corporation believes that development of the LDI mine at depth will be critical to satisfying the Corporation’s financial obligations and for its long-term profitability. Additional diamond drilling followed by appropriate technical studies are required in order to determine the economic viability and capital cost of deepening the shaft and development of the mine at depth. The results of the additional drilling and associated studies are uncertain, and if the results of such drilling and/or studies are unfavourable, the Corporation may need to find alternative long-term expansion plans.

There is significant risk involved in all expansion projects. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. In addition, completed expansion projects may not operate as expected by the Corporation, or result in the achievement of targeted operational results. The Corporation’s ability to execute on its development projects on time and on budget depends on many factors beyond the Corporation’s control, including the availability of equipment and personnel, access, weather, accidents, equipment breakdown, the need for government and regulatory approvals and unexpected or uncontrollable increases in the costs or availability of materials. Other risks include, but are not limited to, delays in obtaining sufficient financing, as well as unforeseen difficulties encountered during the expansion process including labour disputes or opposition by First Nations to the expansion and other risks that generally apply to the Corporation.

The Corporation’s financial results are directly affected by commodity prices.

The Corporation’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium, and to a lesser extent, gold, platinum, nickel and copper produced from the LDI mine. Commodity prices can fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, and the availability and cost of substitutes for palladium, such as platinum, and supply from Russia and South Africa, the two major platinum group metals (“PGM”) producing countries. An increased supply of palladium or platinum from Russia or South Africa could have a negative impact on the price of palladium. Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict.

If the price for palladium drops, this will adversely affect the Corporation’s financial performance and results of operations. Historically, changes in the market price of palladium have significantly impacted the Corporation’s profitability and the trading price of the Common Shares. In October 2008, when the market prices of palladium and by-product metals fell below the Corporation’s total cash costs of production, the Corporation suspended operations at its LDI mine.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Corporation’s operating results and cash flow.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Corporation’s operating results and cash flows as all of the Corporation’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Corporation. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. From time to time, the Corporation may engage in hedging activities to manage its exposure related to changes in exchange rates, interest rates and commodity prices, but those hedging activities may not be successful in mitigating the Corporation’s exposure those changes. There can be no assurance that future foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations.

In addition, changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers.

Deterioration of economic conditions will adversely impact the Corporation’s revenues.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. The deterioration of economic conditions generally could negatively impact the Corporation’s business in several ways. For instance, in recent years, financial conditions have been characterized by market volatility, tight credit markets and reduced consumer confidence and business activity, which have negatively impacted the Corporation’s revenues and the market price of the Common Shares.

In addition, a prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with consumer demand, since PGMs are used in the production of items such as automobiles, electronics and jewellery.

In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters. Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Corporation’s business.

The Corporation may not meet its production level, capital expenditure and operating cost estimates and, if it does not, its results of operations may be adversely affected.

Planned production levels, capital expenditures and operating costs are estimates, with the estimates in respect of the LDI property being based on the Corporation’s experience in operating the LDI mine. All of the Corporation’s estimates are subject to numerous uncertainties, many of which are beyond the Corporation’s control. The Corporation may have difficulties attracting and maintaining a sufficient amount of qualified workers to meet projected production levels. In addition, the Corporation’s ability to achieve or maintain projected production at the LDI mine is uncertain due to the fact that the Corporation’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic viability. The Corporation cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its capital expenditures and operating costs will not be materially higher than anticipated. Failure to meet production levels and operating costs estimates could adversely affect the Corporation’s results of operations.

Calculation of mineral resources, mineral reserves and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until the metals are actually mined.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be inaccurate. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Corporation’s operations.

The Corporation cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

(1)	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;

(2)	increases in the capital or operating costs of the mine;

(3)	changes in the life-of-mine plan; or

(4)	the grade of ore may vary over the life of the mine and the Corporation cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Corporation to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Corporation’s operations and results.

Decreases in the market price of palladium, gold or other metals may render the mining of reserves uneconomic.

The mineral resource and reserve figures included in the base prospectus and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The LDI Report assumes the following long-term prices: for the Roby Zone, Open Pit and Stockpiles US$350 per ounce for palladium, US$1,400 per ounce for platinum, US$850 per ounce for gold, US$6.50 per pound for nickel and US$2.00 per pound for copper; and for the Offset Zone US$675 per ounce for palladium, US$1,675 per ounce for platinum, US$1,750 per ounce for gold, US$8.00 per pound for nickel and US$3.50 per pound for copper. Mineral reserve and resource estimates would be lower than estimated to the extent that actual metal prices are lower than assumed.

The Corporation’s operations may be affected by increased demand for, and cost of, exploration, development and construction services and equipment.

Strength of the metal market can result in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment could increase in the future, which could result in delays or materially increased costs if services or equipment cannot be obtained in a timely manner or at acceptable prices.

Future exploration at the LDI property or at the Corporation’s other exploration properties may not result in increased mineral resources or mineral reserves.

As mines have a depleting asset base, the Corporation actively seeks to replace and expand its mineral resources and mineral reserves through exploration and development, strategic acquisitions and joint ventures. The Corporation has conducted exploration programs on the LDI property and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Corporation’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Corporation from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

The risks and hazards associated with mining and processing pose operational and environmental risks.

Mining and processing operations involve many risks and hazards, including, among others:

•	metallurgical and other processing problems;

•	geotechnical problems;

•	unusual and unexpected rock formations;

•	ground or slope failures or underground cave-ins;

•	environmental contamination;

•	industrial accidents;

•	fires;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	organized labour disputes or work slow-downs;

•	mechanical equipment failure and facility performance problems; and

•	the availability of critical materials, equipment and skilled labour.

These risks could result in: damage to, or destruction of, the Corporation’s properties or production facilities; personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses and legal liability.

The Corporation cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Corporation may also become subject to liability for hazards against which it cannot insure or against which the Corporation has elected not to insure because of high premium costs, commercial impracticality or other reasons. Such events could result in a prolonged interruption in operations that would have a negative effect on the Corporation’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

The Corporation’s future prospects will be negatively affected if the LDI mine fails to achieve or maintain projected production levels.

The Corporation’s future prospects will be negatively affected if the LDI mine fails to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the LDI mine or other properties, which could increase costs and adversely affect the Corporation’s ability to generate revenue and profits. These conditions may include, among others:

•	shortages or unanticipated increases in the cost of equipment, materials or skilled labour;

•	delays in delivery of equipment or materials;

•	labour disruptions;

•	adverse weather conditions or natural disasters;

•	accidents;

•	unforeseen engineering, design, environmental or geological problems; and

•	unanticipated changes in the life-of-mine plan or the ultimate mine design.

Risks of acquisitions and the failure to integrate acquired mining properties.

The Corporation may acquire additional mining properties where such transactions are economically and strategically justified. However, there can be no assurance that the Corporation will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Corporation fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties have unexpected liabilities, the Corporation’s results of operations could be adversely affected.

Title to the Corporation’s mineral properties cannot be guaranteed.

The Corporation cannot guarantee that title to its properties will not be challenged. The Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Corporation’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or production, or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Corporation is dependent on third parties for smelting and refining its palladium.

The Corporation has a smelter agreement with Vale Canada Limited and a smelter agreement with Aurubis AG, which provide for the smelting and refining of the metals contained in the concentrates produced at the LDI property. The termination of the agreements or the failure to renew the agreements on acceptable terms, or at all, could have a material adverse effect on the Corporation’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Corporation’s concentrates could be found. If the Corporation is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Corporation as its existing smelter agreements.

The Corporation is subject to extensive environmental and other regulatory requirements.

Environmental laws and regulations affect the exploration, development, mining and processing operations of the Corporation. These laws and regulations set various standards regulating the environment and require the Corporation to obtain various operating approvals and licenses. Environmental legislation generally provides for restrictions and prohibitions on emissions of various substances produced in association with mining operations, such as seepage from tailings containment facilities, which could result in environmental pollution.

In addition, amendments to current laws or regulations governing mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in costs, reductions in levels of production or delays in the development of new mining properties. In addition to existing requirements, it is expected that new environmental legislation may be implemented in the future with the objective of further protecting human health, the environment and climate change. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Corporation to predict their impact.

A breach of such legislation could result in the issuance of governmental orders, imposition of fines and penalties and, in certain circumstances, could result in the loss of operating licenses or approvals, or the suspension of the Corporation’s operations. Significant liabilities could be imposed for damages or clean-up costs in the event of damage to the environment or non-compliance with environmental laws or regulations, which may have a material adverse impact on the Corporation’s operations or financial results. If the Corporation fails to obtain or maintain the necessary operating approvals or licenses it may not be able to continue its operations in its usual manner or at all.

The Corporation cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Corporation into compliance would not have a negative effect on its financial condition and results of operations.

The cost of complying with environmental legislation may be significant.

The Corporation’s operations are subject to extensive environmental legislation. This legislation requires the Corporation to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to exploration, development and production. The cost to the Corporation of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant.

The Corporation will be responsible for all costs of closure and reclamation at the LDI property. In addition, to the extent that the Corporation’s exploration activities at other projects disturb the land or some other environmental attribute, the Corporation may incur clean-up and other reclamation costs at such projects. During 2012, the Corporation’s mine closure obligations were revised to reflect the Corporation’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations for the LDI property are approximately $14.0 million.

The Corporation’s obligations with respect to the eventual clean-up and restoration of these sites is secured by letters of credit in the amount of approximately $14.0 million. There can be no assurance that the closure and reclamation costs for the LDI mine will not substantially exceed the Corporation’s estimates, or that any letters of credit will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Corporation’s financial condition and results of operations.

Compliance with current and future government regulations may cause the Corporation to incur significant costs.

The Corporation’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use, climate change and taxes. Compliance with applicable legislation could require the Corporation to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Corporation’s financial position. The Corporation cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions, including possible shut-downs of the LDI property and future operations, as applicable.

The Corporation is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Corporation is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Corporation’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Corporation’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Corporation’s revenues and future growth.

If the Corporation loses key personnel or is unable to attract and retain personnel, the Corporation’s mining operations and prospects could be significantly harmed.

The Corporation is dependent upon the services of a small number of members of senior management. The Corporation’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Corporation does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Corporation’s mining operations and results of operations.

The Corporation faces competition from other, larger suppliers of PGMs and from potential new sources of PGMs.

The Corporation competes globally with other PGM producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium. The Corporation may not be successful in competing with these existing and emerging PGM producers and suppliers.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Corporation.

The Corporation may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. A statement of claim has been filed with the Ontario Superior Court of Justice, seeking leave to commence a class action proceeding for alleged misrepresentations in the Corporation’s public disclosure, as more fully described on page 47 of the AIF (the “Class Action”). The Corporation has retained legal counsel and intends to vigorously defend the potential claim. While the Corporation is presently unable to quantify its potential liability, which may be covered in whole or in part by insurance, such liability may be material to the Corporation and may materially adversely affect its ability to continue operations.

In addition, the Corporation may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at LDI or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Corporation’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Corporation. The Corporation’s current insurance coverage may not be adequate to cover any or all of the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above, or the Corporation may elect not to insure against such risks.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Corporation’s financial condition and results of operations.

The Credit Facility, the 2012 Convertible Debentures and the Brookfield Debt provide for events of default, some of which may be beyond the Corporation’s control.

The Credit Facility provides the Corporation with liquidity for day-to-day operations. The Credit Facility, the 2012 Convertible Debentures and the Brookfield Debt contain certain events of default, some of which may be beyond the Corporation’s control, the occurrence of which could require the Corporation to pay back immediately all amounts borrowed under the Credit Facility, the 2012 Convertible Debentures or the Brookfield Debt, as applicable.

There are currently four construction liens registered against the LDI mine property, which depending on the circumstances may lead to the Corporation being in default under the Credit Facility and Brookfield Debt. Management intends to seek to have such liens removed on, or as soon as possible following, the closing of the Offering.

Upon the occurrence of an event of default under the Credit Facility or the Brookfield Debt, the holders of such debt could proceed against the collateral granted to them to secure that indebtedness, which collateral represents substantially all of the Corporation’s and its subsidiaries’ assets. If the holders of the Corporation’s debt accelerate the repayment of borrowings, no assurance can be made that the Corporation will have sufficient cash flow or assets to repay its debt, including the Debentures, or will be able to raise sufficient funds to refinance such indebtedness. Even if the Corporation is able to obtain new financing, it may not be on commercially reasonable terms, or acceptable terms.

The Corporation’s hedging activities could expose it to losses.

From time to time, the Corporation may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Corporation against low metal prices, it may also limit the price the Corporation can receive on hedged products. As a result, the Corporation may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Corporation may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Corporation from developing its projects.

Completion of the development of the Corporation’s development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Corporation’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of the Corporation’s projects will be completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the ongoing operating costs associated with the development of the Corporation’s advanced projects will not be higher than anticipated.

The Corporation may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Corporation documented and tested, during its fiscal year ended December 31, 2012, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Corporation’s internal control over financial reporting (“ICFR”).

The Corporation may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Corporation’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of the Common Shares or the market value of its other securities, including the Debentures and the value of the Warrants. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s ICFR will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Corporation expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Corporation continue to improve its ICFR.

Difficulty of investors in the United States to enforce civil liabilities against the Corporation based solely upon the federal securities laws of the United States.

The Corporation is a Canadian corporation, with its principal place of business in Canada. A majority of the Corporation’s directors and officers and some or all of the experts named in this prospectus supplement, and the base prospectus, are residents of Canada and all or almost all of the Corporation’s assets and a significant portion of the assets of some or all of the Corporation’s directors and officers and the experts named in this prospectus supplement are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Corporation or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Corporation or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

Forward-looking information may prove inaccurate.

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on risks, assumptions and uncertainties relating to forward-looking information can be found in this prospectus supplement under the heading “Cautionary Note Regarding Forward-Looking Statements”.

USE OF PROCEEDS

Assuming the Offering is fully subscribed, the Corporation expects to receive approximately $29,060,000 in net proceeds from the Offering after deducting the Agents’ fee and the estimated expenses of the Offering.

The net proceeds of the Offering will be used for the Corporation’s working capital purposes, this may include expenditures at the LDI mine, primarily in connection with paying trade creditors, financing an expected increase in accounts receivable as operations ramp-up, capital expenditures related to underground development and the tailings management facility and for other general corporate purposes, including ordinary course repayments under the Credit Facility and payment of Brookfield Debt interest. See “Plan of Distribution”.

Should the Offering not be fully subscribed, the Corporation expects to apply the net proceeds in the following priority order: working capital, capital expenditures, other general corporate purposes, payment of interest on the Brookfield Debt and repayments under the Credit Facility.

If the Second Tranche Offering is completed and fully subscribed, the Corporation expects the net proceeds from the Second Tranche Offering will be used for purposes similar to the Offering as well as additional diamond drilling and, if appropriate, technical studies to determine the economic viability and capital costs of deepening the LDI mine shaft and developing the mine at depth.

The above noted use of proceeds represents the Corporation’s intention with respect to its use of proceeds following the Closing Date, based on current knowledge and planning by management of the Corporation. There may be circumstances where, for sound business reasons, the Corporation reallocates the use of proceeds. See “Risk Factors – Risks Related to the Offering - The Corporation will have broad discretion in the allocation of the proceeds of the Offering and the Second Tranche Offering”.

EARNINGS COVERAGE

The following earnings coverages and adjusted earnings coverages are calculated on a consolidated basis for the year ended December 31, 2012 and the twelve month period ended September 30, 2013 and are derived from audited financial information for the year ended December 31, 2012 and unaudited financial information for the nine month period ended September 30, 2013.

The losses of the Corporation before interest and income tax expense for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $66.2 million and $86.9 million, respectively. The interest obligations for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $12.5 million and $22.1 million, respectively, resulting in negative coverage ratios in each case. The dollar amount of the coverage deficiency would have been $78.7 million and $109.1 million, respectively.

The loss from continuing operations of the Corporation before interest and income tax expense for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $7.0 million and $33.2 million, respectively. The interest obligations for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $12.4 million and $22.1 million, respectively, resulting in negative coverage ratios in each case. The dollar amount of the coverage deficiency would have been $19.4 million and $55.3 million, respectively.

After giving effect to the Offering, the pro forma losses of the Corporation before interest and income tax expense for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $66.2 million and $86.9 million, respectively. After giving effect to the Offering, the pro forma interest obligations for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $14.9 million and $24.5 million, respectively, resulting in negative coverage ratios in each case. The dollar amount of the coverage deficiency would have been $81.1 million and $111.5 million, respectively.

After giving effect to the Offering, the pro forma losses from continuing operations of the Corporation before interest and income tax expense for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $7.0 million and $33.7 million, respectively. After giving effect to the Offering, the pro forma interest obligations for the year ended December 31, 2012 and the twelve months ended September 30, 2013 were $14.8 million and $24.5 million, respectively, resulting in negative coverage ratios in each case. The dollar amount of the coverage deficiency would have been $21.8 million and $57.7 million, respectively.

The earnings coverage ratios set out above have been calculated using annual financial statements prepared in accordance with IFRS and interim financial statements prepared in accordance with IFRS using International Accounting Standard No. 34.

DETAILS OF THE OFFERING

For the purpose of the description of the Debentures and the Warrants, the following terms shall have the following meanings:

“Contingent Obligation” means, as to any person, any direct or indirect liability, contingent or otherwise, of that person with respect to any indebtedness, lease, dividend or other obligation of another person if the primary purpose or intent of the person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto;

“Equity Conditions” means: (i) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination the Corporation’s registration statement filed with the SEC in connection with this prospectus supplement (the “Registration Statement”) is effective and the prospectus contained therein shall be available for the issuance by the Corporation of all of the Common Shares issuable upon conversion of the Debentures and exercise of the Warrants (disregarding any limitation on conversion of the Debentures and exercise of the Warrants); (ii) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Shares (including all of the Common Shares issuable upon conversion of the Debentures and exercise of the Warrants) are listed or designated for quotation (as applicable) on one of the TSX or the NYSE MKT and shall not have been suspended from trading on the TSX and the NYSE MKT (other than suspensions of not more than two days on each respective exchange and occurring prior to the applicable date of determination due to business announcements by the Corporation) nor shall delisting or suspension by both the TSX and the NYSE MKT have been threatened (with a reasonable prospect of delisting occurring) or pending either (A) in writing by the TSX or the NYSE MKT or (B) by falling below the minimum listing maintenance requirements of the TSX or the NYSE MKT; (iii) on each day during the Equity Conditions Measuring Period, the Corporation shall have delivered all Common Shares payable on account of interest and all Common Shares issuable upon conversion of the Debentures and all Common Shares issuable upon exercise of the Warrants on a timely basis and all other Common Shares required to be delivered by the Corporation on a timely basis as set forth in the Series 2 Securities; (iv) any Common Shares to be issued in connection with the event requiring determination may be issued in full without violating the Maximum Percentage; (v) any Common Shares to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the TSX or the NYSE MKT; (vi) the Corporation shall no knowledge of any fact that would reasonably be expected to cause the Registration Statement to not be effective or the prospectus contained therein to not be available for the issuance by the Corporation of all of the Warrant Shares (disregarding any limitation on the exercise of the Warrants) (vii) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (viii) no holder shall be in possession of any material, non-public information regarding the Corporation or any of its Subsidiaries provided to any of them by the Corporation, any of its subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (ix) on each day during the Equity Conditions Measuring Period, the Corporation otherwise shall have been in material compliance with each provision and covenant of the Debentures, Warrants and Series 2 Securities; and (x) without limitation of the foregoing clause (ix), on each day during the Equity Conditions Measuring Period, there shall not have occurred an event of default under the Indenture or an event that with the passage of time or giving of notice would constitute an event of default under the Indenture.

“Equity Conditions Failure” means, with respect to a particular date of determination, that on any day during the period commencing 20 trading days immediately prior to such date of determination, the Equity Conditions have not been satisfied (or waived in writing by the holders of the Debentures or the Warrants, as applicable).

“Fundamental Transaction” means that (i) the Corporation or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Corporation or any of its subsidiaries is the surviving corporation) any other person (excluding a merger or consolidation of a subsidiary that is directly or indirectly wholly-owned by the Corporation into the Corporation or into any other subsidiary that is directly or indirectly wholly-owned by the Corporation), or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person (excluding such a sale, lease, license, transfer, conveyance or other disposition by a subsidiary that is directly or indirectly wholly-owned by the Corporation to the Corporation or to any other subsidiary that is directly or indirectly wholly-owned by the Corporation), or (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Corporation (not including any shares of Voting Stock of the Corporation held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person whereby such other person acquires more than 50% of the outstanding shares of Voting Stock of the Corporation (not including any shares of Voting Stock of the Corporation held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Common Shares, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder), other than the Holder and any of its affiliates, is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Corporation.

“Indebtedness” of any person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with IFRS) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by Debentures, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above;

“Voting Stock” of a person means capital stock of such person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Description of the Debentures

The following is a summary of the material attributes and characteristics of the Debentures and is subject to, and qualified by reference to, the terms of the Indenture (as defined below).

General

The Debentures will be issued under an indenture dated on or about January 30, 2014 (the “Principal Indenture”), as supplemented by an indenture supplement dated as of the Closing Date (the “Supplemental Indenture”, together with the Principal Indenture, the “Indenture”), among the Corporation, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A. as United States trustee (together the “Debenture Trustees”). The aggregate principal amount of the Debentures authorized for issue is unlimited. As well, the Corporation may, from time to time, without the consent of holders of Debentures, issue additional Debentures of the same series under the Indenture or of a different series under the Principal Indenture, as supplemented and amended.

The Debentures will be issued on the Closing Date and will initially be issuable only in denominations of $1,000 and integral multiples thereof. The Maturity Date of the Debentures will be five years following the Closing Date (as the same may be extended in accordance with the terms of the Indenture).

The Debentures will bear interest from the date of issue at 7.5% per annum, which will be payable semi-annually in arrears on January 31 and July 31 in each year, commencing on July 31, 2014. The first interest payment will include interest accrued from the closing of the Offering to, but excluding, July 31, 2014. From and after the occurrence and during the continuance of any Event of Default, the interest rate applicable to the Debentures will automatically be increased to 12%. See “—Redemption upon Event of Default”.

Subject to the ability of the Corporation to issue Common Shares in satisfaction of the principal of, and interest, Make-Whole Amount and Late Charges (as defined below) on, the Debentures, payments of principal, interest, the Make-Whole Amount and Late Charges shall be made in Canadian dollars.

The Debentures will be direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Corporation as described under “—Rank and Subordination”. The Indenture will not restrict the Corporation from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Any payments by the Corporation under the Indenture shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (collectively, “Taxes”) unless the Corporation is required to withhold or deduct any amounts for, or on account of, Taxes pursuant to any applicable law. If the Corporation shall be required to deduct any Taxes from or in respect of any sum payable under the Debentures to any holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “tax make-whole amount”) to ensure that after making all required deductions (including, without limitation, deductions applicable to the tax make-whole amount) the holder would receive an amount equal to the sum the holder would have received had no such deductions been made, (ii) the Corporation shall make such deductions and (iii) the Corporation shall pay the full amount withheld or deducted to the relevant governmental authority within the time required. In addition, the Corporation shall pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made under the Indenture or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, the Debentures. There will be no provisions in the Indenture allowing for the Corporation to redeem Debentures as described in the base prospectus under “Description of Debt Securities – Tax Redemption”. The tax make-whole amounts may be satisfied in Common Shares.

The Offering and Second Tranche Offering are being pursued to seek to remedy the serious financial difficulties currently faced by the Corporation. Under the current terms of the Credit Facility and the Brookfield Debt, the payment of principal on the Debentures in cash would be prohibited unless consented to by the lenders. In addition, under the terms of the Credit Facility and the Brookfield Debt, the payment of interest in cash on the Debentures would be prohibited if a default has occurred or would occur as a result of such payment. In addition, the Debentures are subordinated to the Credit Facility and the Brookfield Debt. See “—Rank and Subordination”. Both the Credit Facility and the Brookfield Debt mature prior to the Maturity Date. If such terms prohibiting payment in cash remain in place at the Maturity Date, however, the Corporation expects to seek to repay the principal amount of the Debentures with Common Shares as described under “—Payment at Maturity”.

Conversion Privilege

Holders may convert their Debentures into Common Shares at any time at the conversion price, being a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Indenture. Holders converting their Debentures will receive all accrued and unpaid interest thereon to, but excluding, the date of conversion, as well as the Make-Whole Amount, and such holders shall become holders of record of Common Shares on the date of conversion. The number of Common Shares issuable in respect of accrued and unpaid interest is determined by dividing the aggregate amount of accrued and unpaid interest by the Interest Conversion Price. The number of Common Shares issuable in respect of the Make-Whole Amount is determined by dividing the Make-Whole Amount by the Make-Whole Conversion Price, being the five-day VWAP of the Common Shares on the TSX for the five consecutive Trading Days ending on the second trading day immediately preceding the conversion date. The Make-Whole Amount represents the amount of unaccrued and unpaid interest that would have been paid if such Debenture were held to maturity, reduced by 1% for each 1% that the five-day VWAP of the Common Shares on the TSX ending two trading days preceding the date of conversion exceeds the conversion price (prorated for increments less than 1%). In lieu of issuing Common Shares in respect of accrued and unpaid interest and the Make-Whole Amount, the Corporation may elect to pay all or any portion of such amounts in cash.

If the issuance of Common Shares on conversion would result in a fraction of a Common Share, the Corporation shall round such fraction of a Common Share to the nearest whole Common Share (with 0.5 of a Common Share being rounded up). Holders of Debentures surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding Interest Payment Date will receive the semi-annual interest payable on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion, and the Make-Whole Amount will be adjusted to account for the payment of such interest paid on account of the days between conversion and such interest payment date.

If the Corporation shall fail, for any reason or for no reason within three trading days after the Corporation’s receipt of the Debenture and a duly executed and complete conversion notice, to issue Common Shares to which a holder is entitled upon the holder’s conversion of any conversion amount (a “Conversion Failure”), and if on or after such third trading day the holder (or any other person in respect, or on behalf, of the holder) purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of all or any portion of the number of Common Shares, or a sale of a number of Common Shares equal to all or any portion of the number of Common Shares, issuable upon such conversion that the holder so anticipated receiving from the Corporation, then, in addition to all other remedies available to the holder, the Corporation shall, within three business days after the holder’s request and in the holder’s discretion, either (i) pay cash to the holder in an amount equal to the holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including, without limitation, by any other person in respect, or on behalf, of the holder) (the “Buy-In Price”), at which point the Corporation’s obligation to so issue and deliver such number of Common Shares to which the holder is entitled upon the holder’s conversion shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the holder the number of Common Shares to which the holder is entitled upon the holder’s conversion and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares multiplied by (B) the lowest closing sale price of the Common Shares on any trading day during the period commencing on the date of the applicable conversion notice and ending on the date of such issuance and payment therefor.

Holders will not be able to convert Debentures, nor will they be able to accept Common Shares issued in satisfaction of interest, on account of a Make-Whole Amount, make-whole tax amounts and Late Charges or upon mandatory conversion if, as a result of such conversion, exercise, or payment the holder or any of its affiliates will beneficially own greater than 9.9% of the outstanding Common Shares (the “Maximum Percentage”). In connection with a proposed issuance of Common Shares under the Debentures or the Warrants, upon the written request of the Corporation, a holder shall promptly confirm the number of Common Shares that it and its affiliates beneficially own at that time (including convertible securities). See “Risk Factors – Risks Related to the Offering - The Corporation may make interest payments, Make-Whole Amounts, make-whole tax amounts and Late Charges on the Debentures in Common Shares and pay principal amounts due at maturity in Common Shares, however in certain circumstances the Corporation may not be able to issue Common Shares which may lead to a default under the Debentures”.

For a discussion of the tax treatment of a holder receiving Common Shares upon converting Debentures see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

If the Corporation at any time on or after the Closing Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, the conversion price in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time on or after the Closing Date combines (by combination, reverse stock split or otherwise) its outstanding Common Shares into a smaller number of shares, the conversion price in effect immediately prior to such combination will be proportionately increased. Any such adjustment will become effective immediately after the effective date of such subdivision or combination. In addition, in the event that the Corporation (or any subsidiary) shall take any action to which the provisions of the Indenture are not strictly applicable, or, if applicable, would not operate to protect a holder of Debentures from dilution or if any similar event occurs (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Corporation’s board of directors will in good faith determine and implement an appropriate adjustment in the conversion price so as to protect the rights of the holders of Debentures.

Optional Redemption

If at any time after the date of the 18 month anniversary of the Closing Date (the “Company Optional Redemption Eligibility Date”), (i) the daily VWAP of the Common Shares is equal to or greater than $0.953 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the Closing Date) (the “Company Optional Redemption Trigger Price”) for a period of 10 consecutive trading days following the Company Optional Redemption Eligibility Date (the 10 consecutive trading days on which the condition discussed in (i) is satisfied are referred to herein as the “Company Optional Redemption Measuring Period”), (ii) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT for each trading day during the Company Optional Redemption Measuring Period exceeds $5.5 million per trading day (as adjusted for stock splits, combinations and other similar transactions occurring from and after the Closing Date) and (iii) no Equity Conditions Failure will have occurred and is continuing (the “Optional Redemption Conditions”), then the Corporation will have the right to redeem all, but not less than all, of the Debentures (the “Company Optional Redemption”). The Company Optional Redemption will be at least 30 trading days but not more than 60 trading days following the date that the Corporation provides notice of Company Optional Redemption. The redemption price for the Debentures shall be determined as of the Company Optional Redemption Date and shall be an amount in cash equal to the sum of (i) all of the then-remaining amounts outstanding under the Debentures as of the date of the Company Optional Redemption, including any accrued and unpaid interest, plus (ii) the Make-Whole Amount as of the Company Optional Redemption Date. Any portion of Debentures converted by a holder after the date that notice is provided in respect of Company Optional Redemption shall reduce the principal amount of Debentures required to be redeemed on the date of Company Optional Redemption. If the Optional Redemption Conditions are not satisfied on any day during the period commencing on the date that notice of Company Optional Redemption is provided and ending on the trading day preceding the date of Company Optional Redemption (or the date of the Company Optional Redemption, as the case may be), then, in either case, the notice of Company Optional Redemption shall be null and void ab initio and the Company Optional Redemption contemplated by such notice will not occur.

Mandatory Conversion

If at any time after the 18 month anniversary of the date of issue (the “Mandatory Conversion Eligibility Date”), (i) the daily VWAP of the Common Shares is equal to or greater than $0.953 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the Closing Date) (the “Trigger Price”) for a period of 10 consecutive trading days following the Mandatory Conversion Eligibility Date (the 10 consecutive trading days on which the condition in in (i) is satisfied are referred to herein as the “Mandatory Conversion Measuring Period”); (ii) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT for each trading day during the Mandatory Conversion Measuring Period exceeds $5.5 million per trading day (as adjusted for stock splits, stock combinations and the like occurring from and after the Closing Date) and (iii) no Equity Conditions Failure has occurred and is continuing (collectively the “Mandatory Conversion Condition”), then the Corporation shall have the right to require the holders to convert all, but not less than all, of the Debentures at the conversion rates set forth under “—Conversion Privilege” (a “Mandatory Conversion”). The Mandatory Conversion shall be at least 30 trading days but not more than 60 trading days following the date that the Corporation provides notice of Mandatory Conversion. Any portion of Debentures converted by a holder after the date that notice is provided in respect of a Mandatory Conversion shall reduce the principal amount of Debentures required to be converted on the date of Mandatory Conversion. Notwithstanding anything set out above to the contrary, if the Mandatory Conversion Conditions is not satisfied on any day during the period commencing on the date that notice of Mandatory Conversion is provided and ending on the trading day preceding the date of Mandatory Conversion (or the date of the Mandatory Conversion, as the case may be), then, in either case, the notice of Mandatory Conversion will be null and void ab initio and the Mandatory Conversion contemplated by such notice will not occur.

Payment at Maturity

At maturity, the Corporation will be obligated to repay the indebtedness represented by the Debentures by paying to the Debenture Trustees in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon.

If on the Maturity Date, (i) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT for each of the 10 consecutive trading days immediately preceding the Maturity Date (the 10 consecutive trading days immediately preceding the Maturity Date are referred to herein as the “Maturity Date Measuring Period”) exceeds $5.5 million per trading day (as adjusted for stock splits, combinations and other similar transactions occurring from and after the Closing Date) and (ii) no Equity Conditions Failure has occurred, then the Corporation will have the right to require holders to convert all, but not less than all, of the Debentures, provided that such conversion will occur at the Maturity Date Mandatory Conversion Price (a “Maturity Date Mandatory Conversion”). Subject to any applicable stock exchange approvals, the number of Common Shares to be issued will be determined as follows: dividing the principal amount of the Debentures outstanding on the Maturity Date by the “Maturity Date Mandatory Conversion Price”, being the lower of (i) the Conversion Price and (ii) 95% of the 10-day VWAP for the Common Shares on the TSX for the period ending on the second trading day prior to the Maturity Date. Any portion of Debentures converted by a holder after the date that notice is provided in respect of a Maturity Date Mandatory Conversion shall reduce the principal amount of Debentures required to be converted on the date of Maturity Date Mandatory Conversion. If an Equity Conditions Failure occurs on the Maturity Date (which Equity Conditions Failure has not been waived in writing by the holder), then the notice delivered to the Holder will be null and void ab initio and the Maturity Date Mandatory Conversion contemplated by such notice will not occur. If the Corporation elects to cause a Maturity Date Mandatory Conversion of a Debenture pursuant to this paragraph, then it must simultaneously take the same action with respect to all Debentures then outstanding.

Rank and Subordination

The Debentures will be direct, unsecured obligations of the Corporation and will rank equally with one another and the Series 2 Debentures. The payment of the principal and Make-Whole Amounts, if any, of, and interest and other amounts on, the Debentures, will be subordinated and postponed in right of payment as set forth in the Indenture, to the prior payment in full of all Senior Debt, as amended and/or replaced from time to time. “Senior Debt” of the Corporation will be defined in the Indenture to include all secured obligations, liabilities and indebtedness of the Corporation, including, but not limited to, (i) the Brookfield Debt, (ii) the Credit Facility; and (iii) financing leases entered into from time to time and obligations under cash management and hedging agreements with any of the Corporation’s lenders. Senior Debt will not include any indebtedness that would otherwise be Senior Debt if it is expressly stated to be subordinate to or rank pari passu with the Debentures. The subordination of the Debentures to the Senior Debt will not restrict the Corporation’s payments in Common Shares.

The Debenture Trustees and the Corporation will also be authorized (and obligated upon any request from certain holders of Senior Debt) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Debt, as amended or replaced from time to time.

Certain holders of the Debentures may also be required to enter into subordination and postponement agreements (the “Subordination Agreements”) to reflect the foregoing subordination.

Fundamental Transactions

Within 30 days following any Fundamental Transaction, the Corporation will be required to make an offer in writing to purchase in cash, in whole or in part, the Debentures then outstanding, at a price equal to 102% of the aggregate principal amount thereof plus accrued and unpaid interest earned thereon up to, but excluding, the date of acquisition, plus the applicable Make-Whole Amount (a “Debenture Offer” and the “Debenture Offer Price”).

The Indenture will contain notification and repurchase provisions requiring the Corporation to give written notice to the Debenture Trustees and holders of the occurrence of a Fundamental Transaction within 30 days of such event together with the Debenture Offer.

If 90% or more of the aggregate principal amount of the Debentures have been tendered to the Corporation pursuant to the Debenture Offer, the Corporation will have the right to redeem all of the remaining Debentures at the Debenture Offer Price.

Share Interest Payment Option

Subject to any applicable stock exchange approval, and no Equity Conditions Failure having occurred and being continuing, any accrued and unpaid interest on the Debentures may be paid in Common Shares, at the Corporation’s option, at a price equal to the five-day VWAP of the Common Shares on the TSX ending on the trading day prior to the applicable Interest Payment Date.

Limit on Share Issuances

There can be no assurance that a sufficient number of Common Shares will have been approved for listing on the TSX and NYSE MKT so as to permit, in all circumstances, (i) the Corporation to pay all interest, Late Charges, make-whole tax amounts and Make-Whole Amounts in Common Shares and (ii) to pay all principal amounts due on conversion or at maturity in Common Shares, and there can be no assurance that the TSX and NYSE MKT will approve for listing additional Common Shares. Further, there can be no assurance that the Corporation will be permitted under the terms of the Credit Facility or the Brookfield Debt (or any debt instrument that the Corporation enters into, including a debt instrument that replaces or amends the Credit Facility or the Brookfield Debt, as the case may be) to pay interest, Late Charges, make-whole tax amounts and Make-Whole Amounts on the Debentures in cash or to pay principal amounts due at maturity or redemption in cash. In the event (A) that an insufficient number of Common Shares are approved for listing by the TSX and NYSE MKT to permit the Corporation to (i) pay all interest, make-whole tax amounts, Make-Whole Amounts and other payments under the Indenture in Common Shares and (ii) to pay all principal amounts due on conversion or at maturity in Common Shares, (B) the TSX or NYSE MKT does not approve for listing additional Common Shares and (C) the terms of the Credit Facility or the Brookfield Debt (or any secured debt instrument that the Corporation enters into, including a debt instrument that amends or replaces the Credit Facility or the Brookfield Debt, as the case may be) do not permit the Corporation to pay interest, Late Charges, make-whole tax amounts, Make-Whole Amounts and other payments under the Indenture in cash, the Corporation may issue such number of Common Shares as have been approved for listing by the TSX MKT and NYSE MKT and thereafter may be unable to issue additional Common Shares and as a result may be in default under the terms of the Indenture and the Warrant Certificates. If that situation applies, the Corporation may need to pro rate or allocate Common Share issuances based on such factors as it considers reasonable at the time.

Maximum Payments

Nothing contained in the Debentures shall, or shall be deemed to, establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges under the Debenture exceeds the maximum permitted by applicable law, any payments in excess of such maximum shall be credited against amounts owed by the Corporation to a holder of Debentures, and thus refunded to the Corporation. See “Risk Factors – Risks Related to the Offering – Canadian usury laws may negatively impact the enforcement of payment of interest on the Debentures”.

Additional Amounts Payment Election

Unless an Event of Default has occurred and is continuing, the Corporation may elect, from time to time, to satisfy its obligation to pay any tax make-whole amount on the Debentures, by delivering sufficient freely tradeable additional Common Shares to the holders as determined by dividing the tax make-whole amount by the Interest Conversion Price.

Rights upon Issuance of Purchase Rights and Other Corporate Events

Subject to TSX approval, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of Common Shares (the “Purchase Rights”), then, subject to TSX approval, a holder of Debentures, will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of Common Shares acquirable upon complete conversion of Debentures (without regard to any limitations on conversion hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which such record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the holder’s right to participate in any such Purchase Right would result in the holder exceeding the Maximum Percentage, then the holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held, subject to TSX approval, in abeyance for the holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage).

Prior to the consummation of each Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities, cash, assets or other property with respect to or in exchange for Common Shares (a “Corporate Event”), the Corporation and the successor entity (including its parent entity), subject to TSX approval, shall make appropriate provision to ensure that holders of the Debentures will thereafter have the right as a result of such Corporate Event, to receive upon a conversion of Debentures at any time after the consummation of the applicable Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable as set out in the previous paragraph or the paragraph below, which shall continue to be receivable thereafter)) issuable upon the conversion of Debentures prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had Debentures been converted immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the conversion of Debentures). Subject to TSX approval, these provisions shall apply similarly and equally to successive Corporate Events and shall be applied as if the Debentures were fully convertible and without regard to any limitations on the conversion of the Debentures (provided that the holder shall continue to be entitled to the benefit of the Maximum Percentage).

If the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to all or substantially all of the holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Debentures, then, in each such case, and subject to TSX and any other required regulatory approvals, the holders of the Debentures shall be entitled to participate in such Distribution to the same extent that the holders would have participated therein if the holders had held the number of Common Shares acquirable upon complete conversion of the Debentures held by it (without regard to any limitations on conversion, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the holder’s right to participate in any such Distributions would result in the holder exceeding the Maximum Percentage, then the holder shall not be entitled to participate in such Distribution to such extent (or the beneficial ownership of any such Common Shares as a result of such Distribution to such extent) and such Distribution to such extent will be held, subject to TSX approval, in abeyance for the benefit of the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Maximum Percentage).

Purchase for Cancellation

The Corporation may, to the extent permitted by applicable law, the terms of the Corporation’s Senior Debt and the terms of the Indenture, at any time purchase the Debentures in the open market or by tender at any price or by private contract. Any Debenture purchased by the Corporation will be surrendered to the Debenture Trustees for cancellation. Any Debentures surrendered to the Debenture Trustees may not be reissued or resold and will be cancelled promptly.

Restriction on Redemption and Cash Dividends

Until all of the Debentures have been converted, redeemed or otherwise satisfied in accordance with their terms, the Corporation shall not, and the Corporation shall cause each of its subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its, or their, capital stock, provided that nothing shall prohibit the Corporation from effecting repurchases of Common Shares on the TSX or the NYSE MKT so long as the aggregate number of Common Shares repurchased by the Corporation in any calendar year does not exceed a number of shares equal to 5% the number of Common Shares issued and outstanding (determined as of each date each repurchase occurs). Notwithstanding the prohibition of the previous sentence, nothing will restrict any direct or indirect wholly-owned subsidiary of the Corporation from paying dividends or distributions.

Events of Default

Notwithstanding the provisions in the Principal Indenture relating to “Events of Default”, the Indenture provides that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures:

(i)	the suspension from trading or the failure of the Common Shares to be trading or listed (as applicable) on both the TSX and the NYSE MKT for a period of five consecutive days or for more than an aggregate of 10 days in any 365-day period on each respective exchange;

(ii)

the Corporation’s (A) failure to cure a Conversion Failure or Delivery Failure (as such term is defined in the Warrant Certificate) by delivery of the required number of Common Shares within five trading days after the applicable conversion date or exercise date, as the case may be, or (B) notice, written or oral, to any holder of the Debentures or Warrants, including, without limitation, by way of public announcement or through any of the Corporation’s agents, at any time, of its intention not to comply, as required, with a request for conversion of any Debentures into Common Shares that is requested in accordance with the provisions of the Debentures, other than pursuant to and in respect of conversions prohibited or restricted by the Maximum Percentage, or request for exercise of any Warrants;

(iii)	the Corporation’s failure to pay to the holder any amount of principal, interest, Late Charges (as defined below), Make-Whole Amount or other amounts when and as due under the Debentures (including, without limitation, the Corporation’s failure to pay any redemption payments) except, in the case of Late Charges, where such failure remains uncured for a period of at least five days;

(iv)	the Corporation places any restrictive legend on any certificate in respect of Common Shares issued to any holder upon conversion or exercise (as the case may be) of any Debentures or Warrants and such failure remains uncured for at least five days;

(v)	the acceleration of any Indebtedness of the Corporation or any of its subsidiaries, other than with respect to the Debentures;

(vi)	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Corporation or any significant subsidiary and, if instituted against the Corporation or any significant subsidiary by a third party, shall not be dismissed within 30 days of their initiation;

(vii)	the commencement by the Corporation or any significant subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Corporation or any significant subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any significant subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation or any significant subsidiary in furtherance of any such action or the taking of any action by any person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(viii)	the entry by a court of (A) a decree, order, judgment or other similar document in respect of the Corporation or any significant subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (B) a decree, order, judgment or other similar document adjudging the Corporation or any significant subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Corporation or any significant subsidiary under any applicable federal, state or foreign law or (C) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any significant subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of 30 consecutive days;

(ix)	other than as specifically set forth above or below, the Corporation breaches any covenant, representation, warranty or other term or condition of the Warrants or the Tranche 2 Securities, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five days;

(x)	any breach or failure in any respect by the Corporation or any subsidiary to comply with certain covenants under the Indenture;

(xi)	any breach or failure of the covenant described in “Details of the Offering – Restriction on Redemption and Cash Dividends”;

(xii)	a false or inaccurate certification (including a false or inaccurate deemed certification) by the Corporation that the Equity Conditions are satisfied, that there has been no Equity Conditions Failure or as to whether any Event of Default has occurred; or

(xiii)	any Event of Default occurs with respect to any of the Series 2 Debentures.

Late Charges

Any amount of principal or other amounts due under the Debentures which is not paid when due shall result in a late charge being incurred and payable by the Corporation in an amount equal to interest on such amount at the rate of 18% per annum from the date such amount was due until the same is paid in full (“Late Charge”). In addition, from and after the occurrence and during the continuance of such failure to pay the amounts due under the Debentures when due, the interest rate applicable to the Debentures will automatically be increased to 12%. See “—Redemption upon Event of Default”.

Redemption upon Event of Default

Upon the occurrence of an Event of Default, the Corporation will within one business day deliver written notice thereof to the Debenture Trustees. At any time after the earlier of the Debenture Trustees’ receipt of such notice and any holder becoming aware of an Event of Default, the holder may require the Corporation to redeem (regardless of whether such Event of Default has been cured) all or any portion of its Debentures by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Corporation, which Event of Default Redemption Notice will indicate the portion of the Debentures that the holder is electing to redeem. Each portion of the Debentures subject to redemption by the Corporation will be redeemed at a price equal to the greater of (i) the conversion amount to be redeemed, plus all accrued and unpaid interest thereon plus the Make-Whole Amount related to such conversion amount and (ii) the sum of (A) the product of (x) the conversion rate with respect to the conversion amount in effect at such time as the holder delivers the applicable Event of Default Redemption Notice multiplied by (y) the product of (1) a redemption premium equal to between 100% and 110% (as determined in accordance with the Indenture) multiplied by (2) the greatest closing sale price of the Common Shares on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Corporation makes the entire payment required to be made plus (B) all accrued and unpaid interest on such conversion amount plus the Make-Whole Amount related to such conversion amount (the “Event of Default Redemption Price”). Until the applicable Event of Default redemption price (together with any Late Charges thereon) is paid in full, the conversion amount submitted for redemption (together with any Late Charges thereon) may be converted, in whole or in part, by the holder into Common Shares pursuant to the terms of the Indenture.

From and after the occurrence and during the continuance of any Event of Default, the interest rate applicable to the Debentures will automatically be increased to 12%. In the event that such Event of Default is subsequently cured, such increase will cease to be effective as of the date of such cure, provided that the interest as calculated and unpaid at such increased rate during the continuance of such Event of Default will continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

Amendment and Waiver

The provisions of the Debentures may be amended only with the written consent of the Corporation and holders of 66-2/3% of the principal amount of the then-outstanding Debentures, except as set forth in the Indenture, any amendment shall be binding upon the holders of Debentures and the Corporation. No waiver shall be effective unless it is in writing, provided that holders of 66-2/3% of the principal amount of the then-outstanding Debentures may waive any provision of the Debentures, and any waiver shall be binding on all of holders of the Debentures, except as set forth in the Indenture. Alternatively, an amendment or waiver of the provisions of the Debentures may be obtained at a meeting of holders of the Debentures called in accordance with the requirements of the CBCA and the Corporation’s articles and bylaws, mutatis mutandis, in respect of meetings of holders of Common Shares evidenced by a resolution passed by not less than 66-2/3% of the votes cast by the holders of 66-2/3% of the principal amount of the then-outstanding Debentures who voted in respect of that resolution; however a quorum for such meeting of holders of Debentures will be the presence of holders of not less than 25% of the principal amount then-outstanding Debentures. Any waiver must be in writing or evidenced by a resolution from a meeting of holders of the Debentures. Notwithstanding the foregoing, the Maximum Percentage requirement of the Debentures may only be amended by the Corporation with the consent of holders of a majority of the Common Shares.

The base prospectus describes how the Corporation may make certain modifications to the Indenture without the consent of the holders. In addition to those modifications, for the purposes of the Debentures, the Corporation may modify the Indenture without the consent of the holders to conform the text of the Indenture to any provision of this “Details of the Offering” section.

Discharge of the Indenture

The Corporation may satisfy and discharge the its obligations under the Indenture in certain circumstances, including by delivering to the Debenture Trustees for cancellation all outstanding Debentures or by depositing with the Debenture Trustees, or the paying agent, if applicable, after all of the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay the principal of all of the outstanding Debentures and the premium, if any, thereon, and any interest thereon and paying all other sums payable under the Indenture.

Limitation on Suits

No holder of Debentures will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given written notice to the Debenture Trustees of a continuing Event of Default with respect to the Debentures affected by such Event of Default;

•	holders of not less than 25% in principal amount of the Debentures shall have made written request to the Debenture Trustees to institute proceedings in respect of such Event of Default in their own names as Debenture Trustees;

•	such holder has offered to the Debenture Trustees reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the Debenture Trustees for 60 days after their receipt of such notice, request and offer of indemnity have failed to institute any such proceeding; and

•	no direction inconsistent with such written request has been given to the Debenture Trustees during such 60 day period by the holder of such Debentures;

it being understood and intended that no one or more of such holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other holders of Debentures of the same series, in the case of any Event of Default described in the Indenture, or to obtain or seek to obtain priority or preference over any other of such holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and rateable benefit of all holders of Debentures in the case of any Event of Default.

Calculations in Respect of Debentures

The Corporation is responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the amount of Common Shares to be issued in satisfaction of the Debentures. The Corporation will make all these calculations in good faith. The Corporation will provide a schedule of the Corporation’s calculations to the Debenture Trustees, and the Debenture Trustees are entitled to conclusively rely upon the accuracy of the Corporation’s calculations without independent verification. In the case of any dispute relating to calculations under the Debentures, the Corporation or at least holders of 66-2/3% of the principal amount of the then-outstanding Debentures acting as a group (the “Disputing Debentureholders”) shall submit the dispute to the Debenture Trustees in accordance with the terms of the Indenture. If the Disputing Debentureholders and the Corporation are unable to resolve such dispute in a timely manner then the Disputing Debentureholders and the Corporation shall select an independent, reputable investment bank or accounting firm, as applicable, to resolve such dispute. The Corporation and the Disputing Debentureholders shall cause such investment bank or accounting firm, as applicable, to determine the resolution of such dispute and notify the Corporation and the Disputing Debentureholders of such resolution. The fees and expenses of such investment bank or accounting firm shall be borne solely by the Corporation, and such investment bank’s or accounting firm’s, as applicable, resolution of such dispute shall be final and binding upon all parties, including all holders, absent manifest error.

No Personal Liability of Directors, Officers, Employees, Incorporators and Shareholders

No director, officer, employee, incorporator or shareholder of the Corporation, as such, shall have any liability for any of the obligations of the Corporation under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

Governing Law

The Indenture and the Debentures will be governed by and construed in accordance with the laws of the state of New York.

Registration and Transfer

Other than in the case of book-entry securities, Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to the Debentures. No service charge will be made for any transfer, conversion or exchange of the Debentures but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. The transfer agent and registrar for the Debentures in Canada is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. The co-transfer agent and registrar for the Debentures in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado. The Corporation may at any time rescind the designation of the above-mentioned transfer agent and registrar and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry securities, the Debentures will be represented by one or more global certificates and may be held by CDS for its participants. Any such Debentures must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. CDS will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Debentures. The interests of such holders of Debentures will be represented by entries in the records maintained by the participants. Holders of Debentures issued in book-entry form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Debentures are purchased in accordance with the practices and procedures of that participant. As long as CDS or its nominee is the registered owner of the global certificates, CDS or its nominee, as the case may be, will be considered the sole owner and holder of the global certificates and all Debentures represented by these certificates for all purposes under the Indenture.

Payment of Interest and Principal

Interest payments on Debentures registered in the name of CDS or its nominee will be made by electronic funds transfer or other means acceptable to the Debenture Trustees. The Corporation understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of the Debentures, will credit participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Debentures as shown on the records of CDS or its nominee. The Corporation also understands that payments of interest and principal by participants to the owners of beneficial interests in such Debentures held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Corporation’s responsibility and liability in respect of payments on Debentures registered in the name of CDS or its nominee is limited solely and exclusively to making payment of any interest and principal due on such Debentures to CDS or its nominee.

Description of Warrants

The Warrants issued under the Offering will not be subject to a warrant indenture, unless otherwise agreed by the Corporation and the Agents. Holders of Warrants will have a right to receive a certificate representing their Warrants (“Warrant Certificate”), otherwise such Warrants may be initially represented and transferable on a register. A form of Warrant Certificate with a complete description of the terms and conditions applicable to the Warrants will be filed electronically and can be viewed under the Corporation’s profile on www.sedar.com.

Issue of the Warrants

Each Warrant will allow the holder of the Warrant to purchase one Common Share for the Warrant Exercise Price. The Corporation does not currently intend to list the Warrants on the TSX, NYSE MKT, or any other national securities exchange or other nationally recognized trading system.

Exercise of the Warrants

The Warrant Shares to be issued upon exercise of the Warrants will be subject to Shareholder Approval at a special meeting of shareholders following closing of the Offering. If Shareholders do not approve the issue of the Warrant Shares, the Warrants will not be exercisable for any securities or other property of the Corporation. If Shareholder Approval is not obtained by March 30, 2014, the Warrants will expire.

Provided the Shareholder Approval is obtained, the Warrants may be exercised on any day on or after the Shareholder Approval, and ending on the date that is the third anniversary of the Shareholder Approval (“Warrant Expiration Date”). The Warrants will be exercisable, at the option of each holder, in whole or in part by presentation of a duly executed exercise notice. Within one trading day following the exercise of a Warrant, the holder shall deliver payment to the Corporation of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which the Warrant was so exercised. A Warrant holder will not be able to exercise any Warrants if, as a result of such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.9% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In connection with a proposed issuance of Common Shares under the Debentures or the Warrants, upon the written request of the Corporation, a holder shall promptly confirm the number of Common Shares that it and its affiliates beneficially own at that time (including convertible securities).

The number of Warrant Shares issuable upon the exercise of the Warrants and/or the Warrant Exercise Price may be adjusted upon the occurrence of certain events, including where the Corporation:

•	pays a stock dividend on one or more classes of its then outstanding shares of common stock or otherwise makes a distribution on any class of capital stock that is payable in shares of common stock;

•	subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of common stock into a larger number of shares; or

•	combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of common stock into a smaller number of shares.

Anti-Dilution

Provided the Shareholder Approval is obtained, if the Corporation issues or sells, or is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Corporation, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Warrant Exercise Price in effect immediately prior to such issuance or sale or deemed issuance or sale (such Warrant Exercise Price then in effect is referred to as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Warrant Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing, the following shall be applicable:

(i)

If the Corporation in any manner grants or sells any options and the lowest price per share for which one Common Share is issuable upon the exercise of any such option or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the granting or sale of such option for such price per share. The “lowest price per share for which one Common Share is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to any one Common Share upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any convertible security issuable upon exercise of such option and (y) the lowest exercise price set forth in such option for which one Common Share is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option minus (2) the sum of all amounts paid or payable to the holder of such option (or any other person) upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any convertible security issuable upon exercise of such option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such option (or any other person). Except as contemplated below, no further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Shares or of such convertible securities upon the exercise of such options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such convertible securities.

(ii)	If the Corporation in any manner issues or sells any convertible securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the issuance or sale of such convertible securities for such price per share. The “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to one Common Share upon the issuance or sale of the convertible security and upon conversion, exercise or exchange of such convertible security and (y) the lowest conversion price set forth in such convertible security for which one Common Share is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such convertible security (or any other person) upon the issuance or sale of such convertible security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such convertible security (or any other person). Except as contemplated below, no further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any options for which adjustment of the Warrants has been or is to be made, except as contemplated below, no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale.

If the purchase or exercise price provided for in any options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Warrant Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Warrant Exercise Price which would have been in effect at such time had such options or convertible securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. If the terms of any option or convertible security that was outstanding as of the date of issuance of the Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such option or convertible security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment shall be made if such adjustment would result in an increase of the Warrant Exercise Price then in effect.

In the case of the issue of Series 2 Warrants and Series 2 Debentures, the Warrant Exercise Price will be reduced to equal the Series 2 Warrant exercise price, if the Series 2 Warrant exercise price is less than the Warrant Exercise Price.

Cashless Exercise

If at the time of exercise of any Warrant the Corporation’s registration statement is not effective (or the prospectus contained therein is not available for use) for the issuance by the Corporation to the holder of Warrant Shares, then the holder may, in its sole discretion, exercise Warrants in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Corporation upon such exercise in payment of the aggregate Warrant Exercise Price, elect instead to receive upon such exercise the “Net Number” of Common Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)
B
For purposes of the foregoing formula:

A= the total number of Common Shares with respect to which the Warrant is then being exercised.

B= as applicable: (i) the closing sale price of the Common Shares on the trading day immediately preceding the date of the applicable exercise notice, (ii) the bid price of the Common Shares as of the time of the holder’s execution of the applicable exercise notice if such Exercise Notice is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter or (iii) the closing sale price of the Common Shares on the date of the applicable exercise notice if the date of such exercise notice is a trading day and such exercise notice is both executed and delivered pursuant to the Warrant Certificate after the close of “regular trading hours” on such trading day.

C= the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

Fundamental Transaction

Prior to the consummation of a Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities, cash, assets or other property with respect to or in exchange for Common Shares, being a Corporate Event, the Corporation and the successor entity (including its parent) shall make appropriate provision to ensure that a holder of Warrants will thereafter have the right to receive upon an exercise of a Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Warrant Expiration Date, in lieu of Common Shares (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had its Warrants been exercised immediately prior to the applicable Fundamental Transaction.

Warrant Rights

Except as otherwise provided in the Warrant Certificate or by virtue of such holder’s ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of Common Shares, including any voting rights, until they exercise their Warrants. The Warrants also carry purchase rights substantially similar to those contained in the Indenture, as set forth in the first paragraph under “Description of the Debentures – Rights upon Issuance of Purchase Rights and Other Corporate Events”.

Mandatory Exercise

If at any time after the eighteen (18) month anniversary of the date of Shareholder Approval (the “Mandatory Exercise Eligibility Date”), (i) the daily VWAP of the Common Shares is equal to or greater than $1.143 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the date of issuance) (the “Trigger Price”) for a period of ten (10) consecutive trading days following the Mandatory Exercise Eligibility Date (the ten (10) consecutive trading days on which the condition in this clause (i) is satisfied are referred to herein as the “Mandatory Exercise Measuring Period”), (ii) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT for each trading day during the Mandatory Exercise Measuring Period exceeds $5.5 million per trading day (as adjusted for stock splits, stock combinations and the like occurring from and after the date of issuance) and (iii) no Equity Conditions Failure shall have occurred, then the Corporation shall have the right to require the holder to exercise all, but not less than all, of the Warrants for all of the then-remaining Warrant Shares (a “Mandatory Exercise”). The Corporation may exercise its right to require Mandatory Exercise on one occasion by delivering (provided that all of the conditions set forth in clauses (i) through (iii) above are then satisfied), on the first trading day immediately following the end of the Mandatory Exercise Measuring Period, a written notice thereof to the holder (the “Mandatory Exercise Notice” and the date the holder receives such notice is referred to as the “Mandatory Exercise Notice Date”). The Mandatory Exercise Notice shall be irrevocable. If (I) any daily VWAP of a Common Share is less than the Trigger Price on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the trading day immediately preceding the Mandatory Exercise Date; (II) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on the TSX plus the NYSE MKT on any trading day during the period commencing on the Mandatory Exercise Notice Date and ending on the trading day immediately preceding the Mandatory Exercise Date is less than $5.5 million (as adjusted for stock splits, stock combinations and the like occurring from and after the date of issuance); or (III) an Equity Conditions Failure occurs on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the Mandatory Exercise Date which has not been waived in writing by the holders, then, in either case, the Mandatory Exercise Notice delivered to the holders shall be null and void ab initio and the Mandatory Exercise shall not occur. If the Corporation elects to cause a Mandatory Exercise of a Warrant, then it must simultaneously take the same action with respect to all of the other Warrants.

Amendment and Waiver

Except as described below, the provisions of the Warrants may be amended only with the written consent of the Corporation and holders of 66-2/3% of the then-outstanding Warrants. Any amendment shall be binding upon all holders of the Warrants and the Corporation. No waiver shall be effective unless it is in writing, provided that holders of 66-2/3% of the then-outstanding Warrants may waive any provision of the Warrants, and any waiver of any provision of the Warrant shall be binding on all of the holders. Alternatively, an amendment or waiver of the provisions of the Warrants may be obtained at a meeting of the holders of the Warrants called in accordance with the requirements of the CBCA and the Corporation’s articles and bylaws, mutatis mutandis, in respect of meetings of holders of Common Shares evidenced by a resolution passed by not less than 66-2/3% of the votes cast by the holders of 66-2/3% of the then-outstanding Warrants who voted in respect of that resolution; however a quorum for such meeting of holders of Warrants will be the presence of holders of not less than 25% of the then-outstanding Warrants. Any waiver must be in writing or evidenced by a resolution from a meeting of holders of the Warrants. Notwithstanding the foregoing, the Maximum Percentage requirement of the Warrants may only be amended by the Corporation with the consent of holders of a majority of the Common Shares.

Calculations in respect of the Warrants

The Corporation is responsible for making all calculations called for under the Warrants. The Corporation will make all these calculations in good faith. In the case of certain disputes relating to the Warrants between the Corporation and holders of 66-2/3% of the then-outstanding Warrants (“Disputing Warrant Holders”), if the Disputing Warrant Holders and the Corporation are unable to resolve such dispute in a timely manner, then the Disputing Warrant Holders and the Corporation may jointly select an independent, reputable investment bank or accounting firm, as applicable, to resolve such dispute. The Corporation and the Disputing Warrant Holders shall cause such investment bank or accounting firm, as applicable, to determine the resolution of such dispute and notify the Corporation and the Disputing Warrant Holders of such resolution. The fees and expenses of such investment bank or accounting firm, as applicable, shall be borne solely by the Corporation, and such investment bank’s or accounting firm’s, as applicable, resolution of such dispute shall be final and binding upon the parties absent manifest error.

Governing Law

The Warrant Certificates shall be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of January 29, 2014, there were 197,584,334 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Corporation upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Corporation cannot ask them to pay additional funds.

The Corporation’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

On March 22, 2011, the Corporation’s board of directors authorized the issuance of one Common Share purchase right (a “Right”) in respect of each outstanding Common Share. The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated as of March 22, 2011, between the Corporation and Computershare Investor Services Inc., as rights agent.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the NYSE MKT and the TSX under the trading symbols “PAL” and “PDL”, respectively. The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the NYSE MKT and the TSX (as reported by Quotemedia) for the periods indicated:

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		($)	($)
2014
January (1 to 29)	0.96	0.54	81,271,739	1.03	0.59	14,295,895

2013
December	0.82	0.37	72,737,415	0.86	0.40	5,393,972
November	0.89	0.44	48,237,880	0.93	0.45	5,435,370
October	1.00	0.88	17,872,153	1.03	0.89	1,928,235
September	1.05	0.94	18,883,950	1.08	0.98	1,348,549
August	1.27	1.00	31,977,486	1.30	1.05	2,754,960
July	1.23	1.01	29,789,025	1.28	1.06	2,014,990
June	1.34	0.91	29,787,181	1.38	0.95	6,154,725
May	1.39	0.96	52,214,352	1.40	0.98	6,895,190
April	1.78	1.32	49,709,216	1.79	1.35	7,379,505
March	1.63	1.31	28,495,185	1.65	1.36	3,317,474
February	1.98	1.35	54,224,779	1.97	1.39	9,310,406
January	1.83	1.35	58,969,883	1.81	1.34	8,453,299

On January 29, 2014, the closing price of the Common Shares on the NYSE MKT was US$0.56 and the closing price of the Common Shares on the TSX was $0.62.

The Corporation’s 2012 Convertible Debentures are listed for trading on the TSX under the trading symbol “PDL.DB”. The 2012 Convertible Debentures commenced trading on the TSX on July 31, 2012. On January 29, 2014, the closing price per $100 principal amount of the 2012 Convertible Debentures on the TSX was $60.00. The following table sets out the reported high and low closing prices and trading volume of the Debentures on the TSX (as reported by Quotemedia) for the periods indicated:

	TSX
	High	Low	Volume
	($)	($)
2014
January (1 to 28)	64.00	41.00	1,328,000

2013
December	46.90	37.05	1,638,000
November	68.00	38.88	1,264,000
October	70.99	66.50	1,107,000
September	69.00	67.01	437,000
August	70.00	65.00	664,000
July	69.20	59.00	1,394,000
June	71.49	62.15	12,027,000

May	84.00	63.00	3,491,000
April	91.50	83.00	1,689,000
March	91.94	84.51	683,000
February	95.50	88.00	4,991,000
January	96.10	78.00	1,428,000

DIVIDEND POLICY

It is not anticipated that the Corporation will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s board of directors from time to time based upon, among other things, the Corporation’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this prospectus supplement, the Corporation has never paid any dividends on the Common Shares.

PRIOR SALES

During the twelve month period prior to the date of this prospectus supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Number of Securities	Date of Issue	Price per Security/ Exercise Price per Security
474,409 Common Shares(4)	January 20, 2014	$0.69
328,549 Common Shares(4)	November 4, 2013	$1.00
673,387 Stock Options(7)	October 1, 2013	$1.00
600,000 Stock Options(6)	October 1, 2013	$1.00
200,000 Stock Options(7)	August 12, 2013	$1.22
8,590,328 Common Shares(1)	July 23, 2013	$1.1641
379,470 Common Shares(4)	July 19, 2013	$1.00
8,668,009 Common Shares(1)	June 19, 2013	$1.155
574,738 Common Shares(2)	June 18, 2013	$1.11
203,800 Common Shares(3)	May 22, 2013	$1.47
1,000,000 Stock Options	May 10, 2013	$1.14
282,626 Common Shares(4)	April 18, 2013	$1.45
709,220 Common Shares(5)	March 8, 2013	$1.41
245,351 Common Shares(4)	February 4, 2013	$1.24

(1)	Issued on a flow-through basis by way of private placement.
(2)	Issued upon the exercise of 13,000 palladium warrants.
(3)	Issued as consideration for services provided by the Corporation’s financial advisor in connection with the sale of the Corporation’s Quebec-based gold division.
(4)	Issued as compensation in connection with the Corporation’s employee RRSP plan.
(5)	Issued in satisfaction of certain obligations under the Sale and Purchase Agreement dated October 31, 2008 between IAMGOLD-Québec Management Inc. and Cadiscor Resources Inc., a predecessor of NAP Quebec.
(6)	Issued as employment inducements in connection with the appointment of new officers of the Corporation.
(7)	Issued in accordance with the incentive programs of the Corporation.

CONSOLIDATED CAPITALIZATION

The changes in the Corporation’s consolidated capitalization on a preliminary and unaudited basis and subject to change, based on information currently available to the Corporation as at the date of this prospectus supplement since September 30, 2013, the date of the Corporation’s unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2013, are as follows:

•	Total long-term debt increased by approximately $40.3 million as a result of: (i) additional borrowings under the Brookfield Debt on November 29, 2013 and the retroactive application of the 19% interest rate to June 7, 2013 resulting in an aggregate of approximately US$172.6 million principal outstanding under the loan as at December 31, 2013 consisting of: US$148.9 million of loans and capitalized commitment fees; US$15.6 million of accrued and capitalized interest; and US$8.1 million of a capitalized amendment fee and (ii) borrowings under the Credit Facility decreased by approximately $5.3 million due to repayments associated with a decrease in the associated borrowing base.

•	Total shareholders’ equity is expected to decrease as a result of net losses for the three month period ended December 31, 2013.

•	Debt will be increased by all, or substantially all, of the principal amount of the Debentures.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel for the Corporation, and Davies Ward Phillips & Vineberg LLP, counsel for the Agents, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to the holding and disposition of Debentures, Warrants and Common Shares acquired under the terms of the Debentures (including in connection with a Make-Whole Amount or payments of interest) or pursuant to the exercise of Warrants (“Underlying Shares”) by a purchaser who acquires a beneficial interest in the Debentures and Warrants pursuant to this Offering (a “Holder”). This summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with and is not affiliated with the Corporation and the Agents; (ii) holds the Debentures and Warrants, and will hold the Underlying Shares, as capital property; and (iii) has not and will not enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Debentures, Warrants or Underlying Shares. The Debentures, Warrants and Underlying Shares generally should be considered to be capital property to a Holder provided that the Holder does not hold such Debentures, Warrants or Underlying Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”), and counsel’s understanding of the current published administrative policies and practices of the CRA. This summary assumes the Tax Proposals will be enacted in the form proposed, however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Debentures, Warrants or Underlying Shares. Moreover, the income and other tax consequences of acquiring, holding or disposing of Debentures, Warrants and Underlying Shares will vary depending on a prospective investor’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective investor. Consequently, prospective investors should consult their own tax advisors for advice with respect to the income tax consequences of an investment in Debentures, Warrants and Underlying Shares, based on their particular circumstances.

Allocation of Purchase Price

A Holder who acquires Debentures and Warrants pursuant to this Offering will be required to allocate the purchase price paid for the Debentures and Warrants (“Purchase Price”) on a reasonable basis to determine their respective costs to such Holder for the purposes of the Tax Act. The Corporation has advised counsel that, for Canadian tax purposes, the Corporation will allocate $999.99 of the Purchase Price to each Debenture and $0.01 of the Purchase Price to each Warrant and believes that such allocation is reasonable. The Corporation’s allocation, however, is not binding on the CRA or on a Holder.

Residents of Canada

This portion of the summary is applicable to a Holder who for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their Debentures or Underlying Shares as capital property may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have their Debentures, Underlying Shares and every other “Canadian security” (as defined in the Tax Act) owned or subsequently acquired by them treated as capital property. The election under subsection 39(4) of the Tax Act does not apply to Warrants. Resident Holders should consult their own tax advisors prior to making such an election regarding their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada. Any such Resident Holder should consult its own tax advisor with respect to an investment in Debentures, Warrants and Underlying Shares.

Taxation of Holders of Warrants

Exercise of Warrants

No gain or loss will be realized by a Resident Holder upon the exercise of a Warrant. When a Warrant is exercised, the Resident Holder’s cost of the Underlying Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each Underlying Share acquired on the exercise of a Warrant, the cost of such Underlying Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of the Warrant.

Disposition or Expiry of Warrants

A Resident Holder who disposes, or is deemed to have disposed, of a Warrant (otherwise than on the exercise thereof) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Warrant exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of such Warrant and any reasonable costs of disposition. In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant immediately prior to the expiry time. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada – Taxation of Holders of Underlying Shares – Capital Gains and Capital Losses”.

Taxation of Holders of Debentures

Interest on Debentures

A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (including Late Charges) on the Debentures: (i) that accrues or that is deemed to accrue to it to the end of the particular taxation year; or (ii) that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder of Debentures (including an individual, other than certain trusts) will be required to include in computing income for a taxation year all interest (including Late Charges) on the Debentures that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year.

Where the Corporation satisfies the interest by issuing Common Shares, the cost of the Common Shares so acquired by the Resident Holder should be equal to the fair market value of such shares. Generally the adjusted cost base to a Resident Holder of such Common Shares will be determined by averaging the cost of such shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at such time. Where the fair market value of the Common Shares received by a Resident Holder in satisfaction of the Corporation’s obligation to pay interest on a Debenture is less than amount included in income by the Resident Holder in respect of that interest on the Debenture for a previous taxation year, the amount of the difference may generally be deducted by the Resident Holder in computing its income for taxation year in which the Resident Holder disposes of the Debenture subject to the detailed rules contained in the Tax Act in that regard.

It is likely that the portion of the Purchase Price that is allocated by the Resident Holder to a Debenture will be less than the face value of the Debenture. If the allocation is nominal, such amount may increase a Resident Holder’s capital gain (or reduce its capital loss) on the disposition of the Debenture, including on repayment, redemption or conversion (except a conversion to which the Qualifying Conversion Rules (as defined below) apply). Alternatively, the Resident Holder may be required to include in its income, an additional amount equal to the difference between the portion of the Purchase Price allocated to the Debenture and its face amount (“Discount”) either in one or more taxation years in which the Discount accrues or in a taxation year in which the Discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors in this regard.

Upon a conversion, redemption, repayment at maturity, or other transfer of a Debenture, interest accrued thereon to the date of conversion, redemption, repayment or transfer and that would otherwise be payable after that date will be included in computing the Resident Holder’s income, except to the extent such amount was included in computing the Resident Holder’s income for that or a previous taxation year.

In the event that a premium is paid to a Resident Holder of Debentures upon repayment of the principal of the Debentures, the fair market value of such premium will generally be deemed to be interest received at that time by such Resident Holder if such premium is paid by the Corporation because of the repayment by it to the Resident Holder of Debentures before their maturity and to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by the Corporation on the Debentures for taxation years of the Corporation ending after that time. However, this rule does not apply to a payment that can reasonably be expected to apply in respect of the substitution or conversion of a debt obligation to a share. Consequently there is uncertainty about the proper characterization for income tax purposes of any Make-Whole Amount paid on conversion of a Debenture. The premium and the Make-Whole Amount paid by the Corporation on purchase of a Debenture pursuant to a Debenture Offer or redemption for cash may be deemed to be interest pursuant to this provision. Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax at a rate of 6 2⁄3% on certain investment income, including interest income.

Exercise of the Conversion Privilege

The Tax Act contains rules which, in general terms, permit a holder of a debt obligation that confers on the holder the right to convert the debt obligation into shares of the issuing corporation to effect the conversion on a tax-deferred basis (“Qualifying Conversion Rules”). Specifically under the Qualifying Conversion Rules, provided that: (i) the debt obligation is held as capital property, and (ii) no consideration other than the shares of the issuing corporation that the holder was entitled to receive pursuant to the holder’s conversion right is received for the debt obligation on the conversion (other than cash delivered in lieu of fractional shares), the holder will be deemed not to have disposed of the debt obligation and, accordingly, would not realize a capital gain (or a capital loss) upon such conversion. The aggregate cost to a holder of the shares acquired upon exercise a conversion right that is subject to the Qualifying Conversion Rules would generally be equal to the adjusted cost base to the holder of the converted debt obligation immediately before the conversion, less the amount of any cash received in lieu of fractional shares. Generally, the adjusted cost base to a holder who receives shares on a conversion that is subject to the Qualifying Conversion Rules will be determined by averaging the cost of such shares with the adjusted cost base of any other identical shares owned by the holder as capital property at such time.

Where on a conversion of a Debenture under its terms (a “Conversion”) a Resident Holder receives a Make-Whole

Amount (whether in cash or Underlying Shares), it is unclear whether the Qualifying Conversion Rules would apply to the Conversion on the basis that the Make-Whole Amount could be considered additional consideration for the Debenture. Moreover, where a Make-Whole Amount is considered to be received as additional consideration for the Debenture, but is satisfied in Common Shares, it is unclear whether the Common Shares would be considered received pursuant to the Resident Holder’s right to convert the Debenture. Similarly, where the Corporation exercises the Mandatory Conversion or Maturity Date Mandatory Conversion, it is unclear whether the Qualifying Conversion Rules would apply. Resident Holders should consult their own tax advisors as to the potential application of the Qualifying Conversion Rules to a Conversion of Debentures held by such Resident Holders.

Unless the Qualifying Conversion Rules apply, a Conversion by a Resident Holder should generally result in a disposition by the Resident Holder of the Debenture for the purposes of the Tax Act. See “Residents of Canada – Taxation of Holders of Debentures – Disposition of Debentures.”

Make-Whole Amount

The characterization of a Make-Whole Amount received by a Resident Holder on the conversion (including a mandatory conversion) of a Debenture is uncertain. A Resident Holder may be required to include the amount of any Make-Whole Amount in its income in the taxation year in which it is received or becomes receivable. Resident Holders should consult their own tax advisors in this regard.

Notwithstanding the foregoing, where the Make-Whole Amount is considered to be received on the conversion of a Debenture and the Qualifying Conversion Rules do not apply it may be possible for a Resident Holder to characterize the Make-Whole Amount received in connection with the conversion of the Debenture as forming part of the proceeds of disposition received by the Resident Holder on such conversion. Resident Holders should consult their own tax advisors in this regard. See: “Residents of Canada – Taxation of Holders of Debentures – Exercise of Conversion Privilege”.

Where a Make-Whole Amount is satisfied by the Corporation issuing Common Shares and the Qualifying Conversion Rules do not apply, the amount of the Make-Whole Amount, and the cost to the Holder of such Common Shares, should be the fair market value of the Common Shares at the time they are so issued. Generally, the adjusted cost base to a Resident Holder of such Common Shares will be determined by averaging the cost of such shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at such time.

Disposition of Debentures

A disposition or deemed disposition of a Debenture by a Resident Holder, including a redemption, payment at maturity, purchase for cancellation or conversion (other than in a transaction to which the Qualifying Conversion Rules apply), will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount otherwise required to be included in the Resident Holder’s income, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada – Taxation of Holders of Underlying Shares – Capital Gains and Capital Losses”.

If the Corporation pays any amount upon the, conversion (other than a transaction to which the Qualifying Conversion Rules apply), purchase for cancellation or maturity of a Debenture by issuing Underlying Shares to the Resident Holder, the Resident Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Underlying Shares and any other consideration so received (except consideration received in satisfaction of any portion of such amount as is included in the Resident Holder’s income). The cost to the Resident Holder of the Underlying Shares so received will be equal to the fair market value of such Underlying Shares. Generally, the adjusted cost base to a Resident Holder of Underlying Shares at any time will be determined by averaging the cost of such Underlying Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at such time.

Upon a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the income of the Resident Holder as described above under “Residents of Canada – Taxation of Holders of Debentures – Interest on Debentures”, except to the extent such amount was otherwise included in the Resident Holder’s income, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture described below under “Residents of Canada – Taxation of Holders of Underlying Shares – Capital Gains and Capital Losses”.

Taxation of Holders of Underlying Shares

Dividends on Underlying Shares

Dividends received or deemed to be received on Underlying Shares held by a Resident Holder will be included in the Resident Holder’s income for the purposes of the Tax Act.

Such dividends received by a Resident Holder that is an individual (including most trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends.”. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends.”

A Resident Holder that is a corporation is required to include such dividends in computing its income and generally should be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1⁄3% of dividends received or deemed to be received on the Underlying Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income.

Taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act.

Disposition of Underlying Shares

A disposition or a deemed disposition of an Underlying Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Underlying Share, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder immediately before the disposition.

Capital Gains and Capital Losses

Generally, one half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year is required to be included in the Resident Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year is required to be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year from net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If the Resident Holder is a corporation, any capital loss realized on the disposition of an Underlying Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Underlying Share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Underlying Shares, whether directly or indirectly through another partnership or trust.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax at a rate of 6 2⁄3% on certain investment income, including taxable capital gains.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax depending on the Resident Holder’s circumstances.

Holders Not Resident in Canada

The following portion of this summary applies to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is neither resident nor deemed to be resident in Canada; (ii) does not, and is not deemed to, use or hold the Debentures, Warrants or Underlying Shares in carrying on a business in Canada; (iii) is not a “specified shareholder” of the Corporation as defined in subsection 18(5) of the Tax Act or a person who does not deal at arm’s length with such a specified shareholder;

(iv) is entitled to all payments of interest, principal and any other amounts under the Debentures held by such Holder; and (v) deals at arm’s length with any transferee that is resident in Canada for purposes of the Tax Act to whom the holder disposes of a Debenture (a “Non-Resident Holder”). This discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Exercise of Warrants

A Non-Resident Holder will not be subject to Canadian income tax as a result of the exercise of a Warrant and the Canadian income tax consequences of the exercise of a Warrant by a Non-Resident Holder are generally the same as those for a Resident Holder. See “Residents of Canada – Taxation of Holders of Warrants – Exercise of Warrants.”

Interest and Other Amounts on Debentures

A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited (including any accrued interest on transfers or assignments described below) by the Corporation as, on account or in lieu of payment of, or in satisfaction of, interest (including Late Charges) or principal on the Debentures or in respect of a Make-Whole Amount except to the extent that all or any part of the interest on the Debentures is “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

As described above under the heading “Risk Factors – Canadian Non-Resident Withholding Tax”, it is unclear whether the Make-Whole Amount or the Excess will be characterized as participating debt interest. If they are payments on account of interest, the Make-Whole Amount or the Excess may be subject to Canadian withholding tax at the rate of 25% unless that rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, where the Non-Resident Holder is a resident of the United States, who is entitled to the benefits under the Canada-United States Income Tax Convention (1980) as amended (“US Treaty”), and is the beneficial owner of the interest or deemed interest, the rate of withholding tax may be reduced to 15% or the interest may be exempt from withholding tax. See “Risk Factors – Canadian Non-Resident Withholding Tax.”

Counsel has been advised that the Corporation does not intend to withhold any amounts from payments made to Non-Resident Holders under the terms of the Debentures on account of Canadian withholding taxes. There can be no assurance that the CRA will not assess the Corporation or Non-Resident Holders on the basis that the payments of interest, Make-Whole Amounts or the Excess are subject to Canadian withholding tax and that such assessments would not be sustained. Holders of Debentures who are not resident in Canada for purposes of the Tax Act should seek advice from their own tax advisors.

Exercise of the Conversion Privilege

A Non-Resident Holder will not be subject to tax under the Tax Act on a Conversion provided that the Qualifying Conversion Rules apply, except to the extent that Canadian withholding tax applies as described above under “Non-Residents of Canada – Interest and Other Amounts on Debentures”. If the Qualifying Conversion Rules do not apply, a Conversion of a Debenture will be a disposition of the Debenture with the consequences described below. See “Residents of Canada – Taxation of Holders of Debentures – Exercise of Conversion Privilege” and “Non-Residents of Canada – Disposition of Debentures or Underlying Shares.” A Non-Resident Holder for whom the Debentures are taxable Canadian property should consult their own tax advisors.

Dividends on Underlying Shares

Where a Non-Resident Holder receives or is deemed to receive a dividend on Underlying Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, where the Non-Resident Holder is a resident of the United States that is entitled to benefits under the US Treaty, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends generally should be reduced to 15%.

Disposition of Debentures, Warrants or Underlying Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Debenture (including as a result of a redemption, payment on maturity, purchase for cancellation or a conversion to which the Qualifying Conversion Rules do not apply), a Warrant or an Underlying Share unless such Debenture, Warrant or Underlying Share (as applicable) constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided that the Underlying Shares are then listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX, the Debentures, Warrants and the Underlying Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and (ii) at such time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options or interests in respect of any such property whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Non-Resident Holders who dispose of Debentures, Warrants or Underlying Shares that are taxable Canadian property should consult their own tax advisors with respect to the consequences of disposing such securities in their particular circumstances, including any obligation to file Canadian income tax returns in respect of such disposition.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the Debentures, the Warrants, the Common Shares and the Warrant Shares. It applies only to U.S. Holders (as defined below) that acquire Debentures and Warrants in this Offering at the initial offering price (disregarding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers) and hold such Debentures, Warrants or Common Shares or Warrant Shares acquired upon conversion of such Debentures or Warrants as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Debentures, the Warrants, the Common Shares or the Warrant Shares, persons that will own, or will have owned, directly, indirectly or constructively, 10% or more (by vote or value) of the Corporation’s equity, persons that hold the Debentures, the Warrants, the Common Shares or the Warrant Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Further, it does not address any aspect of foreign, state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each prospective investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of the Debentures, the Warrants and the Common Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury Regulations, rulings by the U.S. Internal Revenue Service (“IRS”), published court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary is applicable to U.S. Holders who are residents of the United States for purposes of the Convention and who qualify for the full benefits of the Convention.

A “U.S. Holder” is a beneficial owner of the Debentures, the Warrants, the Common Shares or the Warrant Shares who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds the Debentures, the Warrants, the Common Shares or the Warrant Shares, the U.S. federal income tax treatment of a partner, beneficiary, or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary, or other stakeholder in a pass-through entity holding the Debentures, the Warrants, the Common Shares or the Warrant Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of its investment in the Debentures or Common Shares.

Issue Price of a Debenture and the Warrants

Each Series 1 Security will be treated as an “investment unit” containing separate instruments for U.S. federal income tax purposes. The issue price of such investment unit will be the first price at which a substantial amount of investment units are sold for money (disregarding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). Such issue price is then allocated between the Debenture and the Warrants that comprise such Series 1 Security based on their relative fair market values. The Corporation will notify the Debenture Trustees of the issue price of the Series 1 Securities and its allocation of the issue price, and U.S. Holders may obtain such information from the Debenture Trustees. However, the IRS will not be bound by the Corporation’s allocation of issue price for a Debenture and the Warrants, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of its purchase price for the Debentures and the Warrants purchased in the Offering. The holding period for the Debentures and the Warrants will begin on the day after the date of acquisition.

The Debentures

Classification of the Debentures

The tax characterization of an instrument, such as the Debentures, as debt or equity for U.S. federal income tax purposes is based on the facts and circumstances existing when the instrument is issued. Based on the application of the applicable law to the facts and circumstances existing with respect to the Debentures, although the matter is not free from doubt, the Corporation intends to treat the Debentures as debt interests for U.S. federal income tax purposes. Accordingly, under the Code U.S. Holders are obligated to treat the Debentures as debt interests for U.S. federal income tax purposes unless they notify the IRS of an inconsistent characterization. However, the IRS is not obligated to follow the Corporation’s characterization, and there can be no assurance that the IRS will agree with such treatment. Prospective holders should consult their own tax advisors regarding the tax consequences that would apply to them if the Debentures were treated as equity for U.S. federal income tax purposes. The balance of this discussion assumes that the Debentures will be treated as debt.

Payments of Interest

Subject to the discussion below under “Certain United States Federal Income Tax Considerations—The Debentures—Original Issue Discount,” payments of interest on a Debenture (including any tax make-whole amount and taxes withheld on payments) will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the U.S. Holder’s method of accounting for tax purposes. Interest paid or accrued on the Debentures will generally be treated as foreign source “passive category income” for U.S. federal income tax purposes.

Upon receipt of interest payments on a Debenture paid in Canadian dollars, a cash-basis U.S. Holder will recognize as income the U.S. Dollar value of the Canadian dollars, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. Dollars, unless the holder has made an election to accrue interest income on the Debenture currently. If the interest payment is converted into U.S. Dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency exchange gain or loss in respect to the interest income. A U.S. Holder may have foreign currency exchange gain or loss (generally taxable as an ordinary gain or loss) if the interest payment is converted into U.S. Dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as U.S. source gain or loss for foreign tax credit purposes. A cash-basis U.S. Holder that receives an interest payment of Common Shares will recognize as income an amount, and will have an initial basis in such Common Shares, equal to the fair market value of such Common Shares on the date of receipt.

A U.S. Holder that uses the accrual method of tax accounting (including a cash-basis U.S. Holder that elects to accrue interest income on the Debentures currently) will be required to accrue interest income on the Debentures in Canadian dollars and translate the amount accrued into U.S. dollars based on either (1) the average exchange rate in effect during the interest accrual period, or the portion thereof within the holder’s taxable year; or (2) at such holder’s election, at the spot rate of exchange on (i) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (ii) the date of receipt, if such date is within five business days of the last day of the accrual period. Such election must be applied consistently by the U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS. A U.S. Holder that uses the accrual method of tax accounting will recognize foreign currency gain or loss on the receipt of an interest payment in Canadian dollars if the spot rate of exchange on the date of receipt differs from the rate applicable to a previous accrual of that interest income. The foreign currency gain or loss so recognized will equal the difference between (i) the U.S. dollar value of the amount of the payment with respect to an interest period (including any tax make-whole amounts and taxes withheld on the payment) translated at the spot rate on the date of receipt and (ii) the U.S. Dollar value of interest income that has accrued during such interest period (as determined above). Such foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the Debentures. If the interest payment is converted into U.S. Dollars on the date of receipt, a U.S. Holder should not be required to recognize any additional foreign currency exchange gain or loss beyond that previously mentioned amount. In general, foreign currency exchange gain or loss will be treated as U.S.-source gain or loss for foreign tax credit purposes. Although it is not free from doubt, a U.S. Holder that uses the accrual method of tax accounting that receives an interest payment of Common Shares should be treated as though it received such interest payment in Canadian dollars, as described above, and then used such Canadian dollars to purchase the Common Shares received. In such case, the U.S. Holder would have a basis in the Common Shares equal to the translated U.S. dollar value of the deemed received Canadian dollars as discussed above. U.S. Holders are urged to consult their own tax advisors as to the tax consequences of receiving interest payments of Common Shares.

Original Issue Discount

The Debentures will be issued with original issue discount (“OID”) if their stated redemption price at maturity exceeds their issue price (determined as described above under “Certain United States Federal Income Tax Considerations—Issue Price of a Debenture and the Warrants”) by more than a statutorily determined de minimis amount. If the Debentures are issued with OID, U.S. Holders will generally be required to accrue OID as ordinary income over the term of the Debentures on a constant yield basis, regardless of such U.S. Holders’ regular method of accounting for U.S. federal income tax purposes and in advance of the receipt of cash payments attributable to that income. Such OID amounts are accrued in Canadian dollars and then translated into U.S. dollars as described above for accrual method taxpayers in under “Certain United States Federal Income Tax Considerations—The Debentures—Original Issue Discount.” All payments on a Debenture issued with OID, other than payments of stated interest, will generally be viewed first as a payment of previously accrued OID, to the extent thereof, and then as payments of principal. U.S. Holders will recognize foreign currency gain or loss on the receipt of a payment of previously accrued OID in Canadian dollars if the spot rate of exchange on the date of receipt differs from the rate applicable to a previous accrual of that interest income. U.S. Holders are urged to consult their own tax advisors as to the consequences of acquiring Debentures with OID.

Sale, Exchange and Redemption of the Debentures

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition (other than a conversion of a Debenture into Common Shares) of a Debenture in an amount equal to the difference, if any, between the amount realized upon the sale, exchange, redemption or other taxable disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be treated as interest as described above under “Payments of Interest”) and the U.S. Holder’s adjusted tax basis in the Debenture.

A U.S. Holder’s initial tax basis in a Debenture will be the U.S. Dollar cost of the Debenture as allocated between the Debentures and the Warrants as discussed above under “Certain United States Federal Income Tax Considerations—Issue Price of a Debenture and the Warrants.” The U.S. Dollar cost of a Debenture purchased with foreign currency will generally be the U.S. Dollar value of the purchase price on the date of purchase or, in the case of Debentures traded on an established securities market (as defined in the applicable Treasury Regulations) that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. The conversion of U.S. dollars to a foreign currency and the immediate use of such currency to purchase a Debenture will generally not result in any foreign currency exchange gain or loss for a U.S. Holder.

The amount realized on the retirement of a Debenture will be the U.S. Dollar amount received by the U.S. Holder upon such retirement. The amount realized on a sale or other taxable disposition prior to maturity for an amount in foreign currency will be the U.S. Dollar value of this amount on the date of sale or, if the Debentures are traded on an established securities market and are sold by a cash-basis U.S. Holder (or an accrual-basis U.S. Holder that so elects) on the settlement date for the sale. Such an election by an accrual-basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Except to the extent attributable to foreign currency gain or loss (as discussed below), any gain or loss that a U.S. Holder recognizes on a disposition of a Debenture will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Debenture for more than one year. Long-term capital gain of U.S. Holders may be eligible for reduced rates of taxation. Such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses may be limited.

A U.S. Holder must treat any portion of the gain or loss that it realizes on the sale or other taxable disposition of a Debenture as ordinary income or loss to the extent attributable to changes in exchange rates by recognizing U.S.-source foreign currency gain or loss on the sale or other taxable disposition of a Debenture equal to the difference, if any between (i) the U.S. Dollar value of the U.S. Holder’s purchase price for the Debenture at issuance and (ii) the U.S. Dollar value of the U.S. Holder’s purchase price for the Debenture at disposition. Any such foreign currency gain or loss (including any foreign currency gain or loss with respect to the receipt of accrued but unpaid interest) will be recognized only to the extent of total gain or loss realized on the disposition. U.S. Holders are urged to consult their own tax advisors as to the consequences of owning Debentures denominated in Canadian dollars.

Conversion of the Debentures

A U.S. Holder generally will not recognize any gain or loss upon the conversion of a Debenture into Common Shares except to the extent of (i) any foreign currency exchange gain or loss (ii) any cash or Common Shares received with respect to accrued but unpaid interest, and (iii) any cash or Common Shares received with respect to the Make-Whole Amount.

A U.S. Holder will recognize foreign currency gain or loss realized on the conversion of Debentures as discussed above under “Certain United States Federal Income Tax Considerations—The Debentures—Sale, Exchange and Redemption of the Debentures.”

Any cash or Common Shares received with respect to accrued but unpaid interest will be treated as a payment of interest under the rules discussed above under “Certain United States Federal Income Tax Considerations—The Debentures—Payments of Interest.”

Although it is not free from doubt, any cash or Common Shares received with respect to the Make-Whole Amount should be treated as part of the consideration received in the conversion. Accordingly, a U.S. Holder should only recognize gain on the conversion of a Debenture into Common Shares if cash is received with respect to the Make-Whole Amount. In such case, although the matter is not free from doubt, such U.S. Holder should recognize gain, but not loss, on the conversion in an amount equal to the lesser of (i) the gain realized (which is equal to the excess of the sum of the fair market value of the Common Shares and cash (other than cash attributable to accrued but unpaid interest, but including cash received with respect to the Make-Whole Amount) received over the U.S. Holder’s adjusted basis in the Debentures) and (ii) the amount of cash received (other than cash attributable to accrued but unpaid interest, but including cash received with respect to the Make-Whole Amount). Any gain recognized on conversion generally should be capital gain and should be long-term capital gain if, at the time of the conversion, the Debenture has been held for more than one year.

Alternatively, the receipt of cash or Common Shares received with respect to the Make-Whole Amount could be treated as a payment of interest under the rules discussed above under “Certain United States Federal Income Tax Considerations—The Debentures—Payments of Interest.”

A U.S. Holder’s initial tax basis in the Common Shares received on conversion of a Debenture (other than Common Shares received with respect to accrued and unpaid interest) will be the same as the U.S. Holder’s adjusted tax basis in the Debentures at the time of conversion, reduced by the amount of cash received with respect to the Make-Whole Amount and by any foreign currency loss recognized and increased by the amount of any gain recognized (including any foreign currency gain). The tax basis of Common Shares received upon a conversion with respect to accrued but unpaid interest should equal the fair market value of such Common Shares. The holding period for the Common Shares received on conversion (other than Common Shares received with respect to accrued and unpaid interest) generally will include the holding period of the

Debentures converted and any Common Shares received with respect to accrued but unpaid interest will have a holding period commencing on the day following the date of delivery of such Common Shares.

Alternative characterizations may be possible that could affect the amount, timing, and character of income realized by a U.S. Holder upon the receipt of a combination of cash and Common Shares. Prospective holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment of the conversion of Debentures into Common Shares.

Certain Adjustments to the Debentures

The Conversion Rate of the Debentures will be adjusted in certain circumstances. See “Details of the Offering—Conversion Privilege.” For U.S. federal income tax purposes, an adjustment to the Conversion Rate of the Debentures may be treated as a constructive distribution to a U.S. Holder of the Debentures if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the earnings and profits or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment results from a distribution of cash or other property to shareholders of the Corporation). Any constructive distributions generally will be treated as dividend income under the rules discussed below under “Certain United States Federal Income Tax Considerations—The Common Shares and the Warrant Shares—Distributions.” However, adjustments to the Conversion Rate of the Debentures made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the Debentures generally will not be considered to result in a constructive distribution to a U.S. Holder of the Debentures. U.S. Holders should carefully review the conversion price adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

The Warrants

Exercise

A U.S. Holder may exercise Warrants only in limited circumstances and for a limited period as described under “Description of Warrants—Exercise of the Warrant.” A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant generally should be equal to the sum of (a) the U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by the U.S. Holder on the exercise of the Warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant generally should begin on the day after the date that the Warrant is exercised.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Sale, Exchange or Other Taxable Disposition

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of a Warrant in an amount equal to the difference between the amount realized for the Warrant and the U.S. Holder’s adjusted tax basis in the Warrant. Subject to the discussion below under “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” the gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

Lapse

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to its adjusted tax basis in the Warrant. Subject to the discussion below under “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” any such loss should be a capital loss. Deductions for capital losses are subject to complex limitations under the Code. Any capital loss recognized by a U.S. Holder will generally be treated as United States source loss for United States foreign tax credit purposes.

Certain Adjustments to the Warrants

The number of Warrant Shares issuable upon exercise of the Warrants and/or the exercise price per Warrant Share may be adjusted in certain circumstances. See “Description of Warrants—Exercise of the Warrant.” For U.S. federal income tax purposes, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the earnings and profits or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment results from a distribution of cash or other property to shareholders of the Corporation). Any constructive distributions generally will be treated as dividend income under the rules discussed above under “Certain United States Federal Income Tax Considerations—The Common Shares and the Warrant Shares—Distributions.” However, adjustments to the exercise price of the Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of Warrants generally will not be considered to result in a constructive distribution to a U.S. Holder of Warrants. U.S. Holders should carefully review the exercise price adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

The Common Shares and the Warrant Shares

Distributions

Subject to the discussion below under “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares or the Warrant Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Corporation does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Provided that the Corporation is not treated as a passive foreign investment company in the current or prior taxable year, described below, the Corporation believes that it is considered to be a “qualified foreign corporation,” and therefore distributions treated as dividends and received by non-corporate U.S. Holders may be eligible for a preferential tax rate. Distributions on the Common Shares and the Warrant Shares generally will not be eligible for the dividends received deduction available to U.S. Holders that are corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by the Corporation will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Common Shares or the Warrant Shares in an amount equal to the difference between the amount realized for the Common Shares or the Warrant Shares and the U.S. Holder’s adjusted tax basis in such Common Shares or the Warrant Shares. Subject to the discussion below under “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” the gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income, potentially triggering PFIC status, unless such gains are active business gains from the sale of commodities and “substantially all” (85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business (the “active commodities business exclusion”). If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of the Corporation’s income, assets and activities, the Corporation believes that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exclusion and that the Corporation will not be classified as a PFIC for the current and subsequent taxable years. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond the Corporation’s control and because the principles and methodology for applying the PFIC tests are not entirely clear, including the application of the active commodities business exclusion, there can be no assurance that the Corporation will not be a PFIC in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if the Corporation were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any Debentures, Warrants, Common Shares or Warrant Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Debentures, the Common Shares or the Warrant Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Debenture, the Warrants, the Common Shares or the Warrant Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount.

For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Debentures, the Warrants, the Common Shares or the Warrant Shares as security for a loan may be treated as a taxable disposition of the Debentures, the Common Shares or the Warrant Shares. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Debentures, Common Shares or Warrant Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Debentures, the Common Shares or the Warrant Shares).

If the Corporation were to be classified as a PFIC, a U.S. Holder could avoid the rules described above by making a mark-to-market election, provided the Debentures, the Common Shares and the Warrant Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. Such election would not be available with respect to the Warrants. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election. The Corporation does not intend to provide information to enable U.S. Holders to make a “qualified electing fund” election, which otherwise could allow a U.S. Holder to avoid the PFIC rules described above.

If the Corporation were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Debentures, the Warrants, the Common Shares or the Warrant Shares or received an Excess Distribution.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if the Corporation were treated as a PFIC for any taxable year.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Debentures, the Warrants, the Common Shares and the Warrant Shares, subject to certain exceptions (including an exception for Debentures, Warrants and Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Debentures, the Warrants, the Common Shares or the Warrant Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Debentures, the Warrants, the Common Shares and the Warrant Shares.

PLAN OF DISTRIBUTION

Pursuant to an amended and restated agency agreement (the “Agency Agreement”) dated January 30, 2014 between the Agents and the Corporation, the Corporation has agreed to sell and the Agents have agreed to offer up to $32,000,000 aggregate principal amount of the Debentures and associated Warrants for sale, as agents of the Corporation, on a best efforts basis, if, as and when issued by the Corporation subject to the terms and conditions contained in the Agency Agreement, in Ontario and Alberta only. The offering price of the Debentures and associated Warrants was established by negotiation between the Corporation and the Agents. The initial closing is expected to occur on or about January 31, 2014 or such other date as the Corporation and the Agents may agree.

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the Agents a fee of $40 per $1,000 principal amount of Debentures sold, being an aggregate fee of $1,280,000 (based on the $32,000,000 aggregate principal amount of the Debentures that are expected to be sold). While the Agents have agreed to use their best efforts to sell the Debentures and associated Warrants offered hereby, they are not obligated to purchase any Debentures and associated Warrants which are not sold. Assuming that all of the Debentures and associated Warrants contemplated in the Offering are sold, the net proceeds of the Offering, after deducting the Agents’ aggregate fee of $1,280,000 and the expenses of the Offering estimated at $1,660,000, are estimated to be approximately $29,060,000.

The Agents are entitled under the Agency Agreement to indemnification by the Corporation against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof.

The Corporation has applied to list the Debentures on the TSX and the additional Common Shares issuable in connection with the Debentures and the Warrant Shares on the TSX and NYSE MKT. Listing is subject to the Corporation fulfilling all of the requirements of the TSX and the NYSE MKT.

The Corporation does not currently intend to list the Warrants on any exchange or marketplace. This may affect the value of the Warrants, the transparency and availability of any trading prices and the liquidity of the Warrants. See “Risk Factors – Risks Related to the Offering - The Debentures and Warrants may not have an active market and their price may be volatile. Purchasers may be unable to resell Debentures or Warrants at a desirable price or at all”.

Under the Agency Agreement, the Corporation has agreed that it will not, without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition to cause settlement or otherwise) by the Corporation or any affiliate of the Corporation or any person in privity with the Corporation or any affiliate of the Corporation), directly or indirectly, including the filing (or participation in filing) of a registration statement with the SEC, or establish or increase a put or equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16(b) of the Exchange Act, in respect of any Common Shares or securities of the Corporation convertible into, or exchangeable for, Common Shares for the period up to and including (A) 90 days after the Second Tranche Offering or (B) in the event the issuance of the Second Tranche Offering does not occur, 90 days after the closing of the Offering, in each case, other than (i) issuances pursuant to the exercise of options and other similar issuances pursuant to existing security compensation plans, (ii) the grant of stock options or similar securities in accordance normal practice, (iii) issuances pursuant to the exercise of warrants outstanding (iv) issuances pursuant to the Offering, the Series 2 Securities, and the Common Shares issuable upon conversion, redemption, exercise, interest or Make-Whole Amounts of the Debentures, Warrants and Series 2 Securities, (v) issuances pursuant to any convertible securities of the Corporation outstanding as of the date of the Agency Agreement or (vi) issuances pursuant to the acquisition of shares or assets of any arm’s length person.

Pursuant to the Agency Agreement, until the earlier of (i) the time when $32,000,000 of Debentures are issued and sold by the Corporation and (ii) March 31, 2014, the Corporation and the Agents may agree at any time and from time to time to sell up to such principal amount of Debentures that, together with the aggregate principal amount of Debentures sold under the Offering, does not exceed $32,000,000.

EXPERTS

Information relating to the Corporation’s mineral properties in this prospectus supplement, the base prospectus and the documents incorporated by reference herein has been based on statements, reports, valuations or opinions of Tetra Tech Inc., whose business gives authority to the statements, reports, valuations or opinions, in each case with respect to the Corporation.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Stikeman Elliott LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law, and on behalf of the Agents by Davies Ward Phillips & Vineberg LLP, with respect to matters of Canadian law.

As at the date hereof, the partners and associates of Stikeman Elliott LLP and Davies Ward Phillips & Vineberg LLP, respectively as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation’s auditors are KPMG LLP, Chartered Accountants, Bay Adelaide Centre, Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP are the auditors of the Corporation and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, Computershare Trust Company of Canada is the registrar, transfer agent and Canadian trustee under the Indenture, and Computershare Trust Company, N.A., is the co-transfer agent for the Common Shares in the United States and the U.S. trustee under the Indenture.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	the consent of KPMG LLP;

•	the consent of Tetra Tech Inc.;

•	the powers of attorney from the directors and certain officers of the Corporation;

•	the consent of Stikeman Elliott LLP;

•	the consent of Davies Ward Phillips & Vineberg LLP;

•	a statement of eligibility of Computershare Trust Company, N.A. as U.S. Trustee, on Form T-1;

•	the Agency Agreement;

•	the Indenture;

•	a form of Debenture; and

•	a form of Warrant.

February 12, 2013

US$300,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

North American Palladium Ltd. (“NAP” or the “Company”) may offer and issue from time to time common shares (the “Common Shares”), debt securities (the “Debt Securities”), warrants to purchase Common Shares and warrants to purchase Debt Securities (together, the “Warrants”), and subscription receipts (“Subscription Receipts”) (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$300,000,000 during the 25-month period that this prospectus, including any amendments thereto, remains effective.

Investing in the Securities involves risk. Please carefully consider the “Risk Factors” section beginning on page 8 of this prospectus.

This prospectus is filed by a foreign issuer that is permitted, pursuant to a multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the experts named in this prospectus are residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons are located outside the United States.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Common Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), dividend rate, if any, and any other terms specific to the Common Shares being offered; (iii) in the case of Warrants, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus to the extent required by applicable securities laws. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

This prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The Company’s outstanding Common Shares are listed for trading on the NYSE MKT, LLC (“NYSE MKT”) and the Toronto Stock Exchange (“TSX”) under the trading symbols “PAL” and “PDL”, respectively. On February 11, 2013, the last trading day prior to the filing of this prospectus, the closing price of the Common Shares on the NYSE MKT was US$1.79 per Common Share, and the closing price of the Common Shares on the TSX was Cdn.$1.80 per Common Share. Unless otherwise specified in the applicable prospectus supplement, Securities other than the Common Shares are not expected to be listed on any securities exchange. Other than the listing of the Common Shares on the TSX and NYSE MKT, there is no market through which the Securities may be sold and purchasers may not be able to resell Securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of regulation of the Company. See “Risk Factors”. The offering of Securities hereunder is subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

The Company’s head and registered office is located at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario, Canada M5J 2J2, telephone (416) 360-7590 and facsimile (416) 360-7709.

ii

i

Unless otherwise indicated or the context suggests otherwise, all references in this prospectus and any prospectus supplement to the “Company”, “we”, “us” or “our” refer to North American Palladium Ltd. and its subsidiaries.

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. The Company has not authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus, any prospectus supplement and the documents incorporated herein and therein is accurate only as of the respective dates of the documents in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate amount of US$300,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading “Documents Incorporated By Reference”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein have been, and will be, prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. Investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

See “Glossary of Mining Terms” in this prospectus for a description of certain of the mining terms used in this prospectus, in any prospectus supplement and in the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission (“OSC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario M5J 2J2, telephone 416-360-7590 and facsimile 416-360-7709, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents are specifically incorporated by reference and form an integral part of this prospectus:

•	the management information circular dated March 28, 2012 in connection with the May 11, 2012 annual meeting of the shareholders of NAP;

•	the annual information form of NAP dated March 30, 2012 (the “AIF”) for the financial year ended December 31, 2011;

•

the audited consolidated financial statements of NAP and the notes thereto for the financial year ended December 31, 2011 comprised of the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010 (the “Annual Financial Statements”), together with the independent auditors’ report thereon, as filed on March 7, 2012;

•	the amended management’s discussion and analysis relating to the Annual Financial Statements, as filed on March 7, 2012;

•	the unaudited condensed interim consolidated financial statements of NAP and the notes thereto for the nine months ended September 30, 2012 and September 30, 2011 (the “Interim Financial Statements”);

•	management’s discussion and analysis relating to the Interim Financial Statements;

•	the material change report dated January 23, 2012 regarding NAP’s decision to cease mining operations at the Sleeping Giant mine;

•	the material change report dated May 7, 2012 regarding the completion of NAP’s $35 million flow-through financing;

•	the material change report dated July 12, 2012 regarding NAP’s $43,000,000 convertible unsecured subordinated debentures bought deal offering;

•	the section entitled “Clarification of Certain Information in the AIF” at pages 17 through 19 of the final short form prospectus of NAP dated July 24, 2012; and

•	the material change report dated December 19, 2012 regarding the resignation of the Company’s Vice President Finance and Chief Financial Officer, Jeff Swinoga.

Any material change reports (excluding confidential material change reports, if any), annual information forms, interim consolidated financial statements of the Company (including the related management’s discussion and analysis), annual audited consolidated financial statements of the Company (including the auditors’ report thereon and the related management’s discussion and analysis), business acquisition reports, information circulars, and any other disclosure documents required to be incorporated by reference herein under National Instrument 44-101 Short Form Prospectus Distributions that are filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into this prospectus. In addition, any document filed by the Company with, or furnished by the Company to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subsequent to the date of this prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by us with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus, the previous annual information form and corresponding annual financial statements and related management’s discussion and analysis all interim financial statements and management’s discussion and analysis, and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement or prospectus supplements containing the specific terms for an issue of Securities will be delivered to purchasers of the Securities together with this prospectus to the extent required by applicable securities laws, and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the Securities issued thereunder.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise specified or the context otherwise requires, all references to dollar amounts in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US$” are to U.S. dollars.

Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with IFRS.

The following table sets forth, for the Canadian dollar, expressed in United States dollars: (i) the high and low exchange rates during each period; (ii) the average of the exchange rates on the last day of each month during each period; and (iii) the exchange rate at the end of each period. These rates are based on the noon buying rate published by the Bank of Canada.

	Year Ended December 31,		Nine months ended September 30
	2010	2011	2012
Highest rate during period	1.0054	1.0583	1.0299
Lowest rate during period	0.9278	0.9430	0.9599
Average rate during period	0.9709	1.0110	1.0004
Rate at the end of period	1.0054	0.9833	0.9949

On February 11, 2013 the noon buying rate for one Canadian dollar expressed in United States dollars, as quoted by the Bank of Canada, was $1.00=US$0.9935 (or US$1.00=$1,0065). The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward looking statements” and/or “forward looking information”, which include future oriented financial information, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward looking statements. The words “expect”, “believe”, “anticipate”, “contemplate”, “target”, “plan”, “may”, “will”, “intend”, “estimate”, and similar expressions identify forward looking statements, although these words may not be present in all forward looking statements. Forward looking statements included in this prospectus include, without limitation, statements in respect of an offering of Securities, information as to the Company’s strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected production cash flows or expenditures, operating cost estimates, mining or milling methods, projected exploration results and other statements that express management’s expectations or estimates of future performance.

The Company cautions the reader that such forward looking statements involve known and unknown risks that may cause actual results to be materially different from those expressed or implied by the forward looking statements. Such risks include, but are not limited to: the possibility that commodity prices and foreign exchange rates may fluctuate; the possibility that general economic conditions may deteriorate; the inability to meet production level and operating cost estimates; inaccuracy of mineral resource and reserve estimates; the demand for, and cost of, exploration, development and construction services; the risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted; inherent risks associated with mining and processing including environmental hazards; the failure to achieve or maintain projected production levels; the increased uncertainty as to the Company’s ability to achieve or maintain projected production levels at the Lac des Iles mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic and technical viability; the pursuit of any particular transaction or strategic alternative in connection with the strategic review process being undertaken in respect of the sale of the Company’s Quebec-based gold division; the potential uncertainty related to title to the Company’s mineral properties; the risk that the Company may not be able to obtain external financing necessary to continue its expansion and productions plans; the Company’s dependence on a third party for smelting and refining the concentrate that is produced at the Lac des Iles mill; employment disruptions, including in connection with collective agreements between the Company and unions; environmental and other regulatory requirements; the costs of complying with environmental legislation and government regulations; the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms or at all; loss of key personnel; competition from other producers of platinum group metals (“PGMs”) and gold and from potential new producers; risks involved in current or future litigation (including class actions) or regulatory proceedings; the development of new technology or new alloys that could reduce the demand for palladium; the ability of the Company to comply with the terms of its credit facility, senior secured notes or future credit facilities; risks related to the Company’s hedging strategies; lack of infrastructure necessary to develop the Company’s projects; and the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures.

Forward looking statements, including future oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this prospectus, which may prove to be incorrect, include, but are not limited to the following:

•	that the Lac des Iles mine, the Sleeping Giant mill complex and the Vezza gold mine will be and remain viable operationally and economically;

•	expectations for mill feed head grade, recovery rates and mill performance will be as expected at the Lac des Iles mine;

•	the plans for mine production, mine development, mill production and exploration will proceed as expected and on budget;

•	market fundamentals will result in reasonable demand and prices for palladium, gold and by-product metals in the future;

•	the Company will not be subject to any environmental incidents, significant regulatory changes or material labour disruptions;

•

the advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate and remain so;

•	the Company and its contractors will be able to attract and retain sufficient qualified employees; and

•	financing for the Company’s expansion and production plans will be available on reasonable terms.

The forward looking statements are not guarantees of future performance.

All of the forward looking statements made in this prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Readers are cautioned not to put undue reliance on these forward looking statements. All forward looking statements in this prospectus are made as of the date hereof and the Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

THE COMPANY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should carefully read the entire prospectus, including the documents incorporated by reference herein. See “Documents Incorporated by Reference” and “Available Information” in this prospectus. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus.

Corporate Structure

The Company is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Québec) by letters patent in 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Québec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”).

The Company has two wholly owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”), and NAP Québec Mines Ltd. (“NAP Québec”).

The following chart describes the Company’s subsidiaries as at the date hereof. The percentage ownership is indicated for each entity. Each of the option agreements referenced below has not been fully exercised.

Description of the Business

The Company’s material property is the Lac des Iles property (including the Lac des Iles palladium mine). The Company also owns, but does not consider to be material properties of the Company, the Sleeping Giant gold mine and mill complex and the Vezza gold mine located in the Abitibi region of Quebec, north of Val d’Or. Other advanced projects include the Flordin property, the Discovery project and the Shebandowan West project. As previously disclosed, the Company is exploring divestiture opportunities with respect to its gold assets.

The Lac des Iles mine, the Company’s flagship mine, is one of the world’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, the Lac des Iles mine started producing palladium in 1993. The property consists of an open pit, a ramp-accessed underground mine, a shaft accessed underground mine (under construction), and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel copper-PGM deposits. The Company has also identified other mineralized areas close to or on the Lac des Iles mine, including the Cowboy Zone, the Outlaw Zone, the Sheriff Zone and the North VT Rim. Infill drilling at the Offset Zone (completed to the end of March 2012) was successful in converting a certain amount of the Company’s indicated resources to measured resources, thereby increasing the confidence in the grade distribution for mine planning purposes. With a minimum cut-off of 3.5 grams per tonne palladium, results indicated a total of 14.2 million tonnes of measured and indicated resources (2.38 million contained palladium ounces) grading 5.22 grams per tonne palladium. Inferred resources also increased to 6.3 million tonnes (0.89 million contained palladium ounces) grading 4.40 grams per tonne palladium. The Lac des Iles underground mine is being expanded to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The mine expansion is currently underway.

The AIF contains additional information on the business and properties of the Company. See “Documents Incorporated by Reference”.

Recent Developments

As previously disclosed, the Company continues to evaluate opportunities for the divestiture of its gold assets and undertakings located in Quebec, which are held by NAP Quebec Mines Ltd., including the Sleeping Giant gold mine and mill complex, the Vezza gold mine and the other exploration projects including the Flordin property and the Discovery project, and all associated rights, privileges, agreements, permits and associated infrastructure and equipment. As part of the Company’s ongoing consideration of opportunities for divestiture, which provided an indication of the value of these assets in late 2012, the Company believes that the current value of such assets is likely less than their book value. A material write-down of the book value of such assets will be considered by the Company in due course.

On January 22, 2013 the Company announced the appointment of David Langille as its new Chief Financial Officer, replacing Jeff Swinoga who resigned January 4, 2013. Mr. Langille has over 26 years of experience as a finance executive with public companies and has been a member of the Institute of Chartered Accountants of Ontario and the Society of Management Accountants of Ontario since 1987.

On November 30, 2012, the Company announced completion of its flow-through financing through which it sold 2,425,000 flow-through shares at a price of $1.65 per share for gross proceeds of $4,001,250. The proceeds will be used for eligible exploration activities and mine expansion expenditures at the Lac des Iles property and other greenfield properties.

On November 7, 2012, the Company announced its financial and operational results for the third quarter ending September 30, 2012. In the third quarter of 2012, the Company’s Lac des Iles mine produced 39,908 ounces of payable palladium, bringing the nine month total to 119,685 ounces. The Company also disclosed the mine expansion expenditures totaled $93 million for the nine month period. The Company also indicated that the pursuit for divestiture opportunities for its gold assets is ongoing and that mine development expenditures at the Vezza gold mine totaled $22.7 million for the nine month period ended September 30, 2012.

On September 13, 2012, the Company announced that the Board of Directors appointed Andre J. Douchane as NAP’s interim Chief Executive Officer, replacing William J. Biggar who retired on September 30, 2012.

On July 31, 2012, the Company completed a $43 million offering of convertible debentures (the “Debentures”) to fund the Lac des Iles mine expansion and for general corporate purposes. The Debentures mature on September 30, 2017 (unless redeemed earlier by the Company in specified circumstances), and will bear interest at a rate of 6.15% per year, payable semi-annually on March 31 and September 30 of each year. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $2.90 per Common Share.

RISK FACTORS

An investment in the Securities involves risk. In addition to the other information contained in this prospectus, the AIF and the documents incorporated by reference herein, prospective investors should carefully consider the factors set out below and in the applicable prospectus supplement in evaluating the Company and its business before making an investment in the Securities. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of the Securities could decline and all or part of any investment in the Securities may be lost. Additional risks and uncertainties not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, prospects, financial condition, results of operations or cash flows.

Risks Related to the Securities

Future sales or issuances of equity securities could decrease the value of the Common Shares and Debentures, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance future acquisitions and other projects and to satisfy its obligations pursuant to the exercise of convertible securities.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares and Debentures. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share.

The Common Shares and Debentures are publicly traded and are subject to various factors that have historically made the Company’s share price volatile.

The trading price of the Common Shares and Debentures have been, and may continue to be, subject to large fluctuations and, therefore, the trading price of the Company’s securities convertible into, or exchangeable for, the Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Common Shares and Debentures may increase or decrease in response to a number of events and factors, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	volatility in palladium, gold and other metal prices and expectations for future prices;

•	volatility in currency exchange rates;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the mineral resource sector;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded after any offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

•	the risks listed under the heading “Cautionary Note Regarding Forward Looking Statements.”

•	the market for all mineral resource sector securities;

•	the breadth of the public market for the Securities; and

•	the attractiveness of alternative investments.

In addition, the market prices of Securities may be affected by many variables not directly related to the Company’s success and that are, therefore, not within the Company’s control, including other developments that affect the market for all mineral resource sector securities, the breadth of the public market for the Common Shares and Debentures, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company’s share price volatile and suggests that the Company’s share price (and the price of the Debentures) could continue to be volatile in the future.

The Securities may not be listed and there may not be an established trading market for those securities. You may be unable to sell the Securities at the prices you desire or at all.

There is no existing trading market for the Debt Securities, Warrants, or Subscription Receipts. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). We may not list the Debt Securities, Warrants, or Subscription Receipts on any Canadian or U.S. securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;

•	changes in our financial performance or prospects;

•	changes or perceived changes in our creditworthiness;

•	the prospects for companies in our industry generally;

•	the number of holders of those securities;

•	the interest of securities dealers in making a market for those securities; and

•	prevailing interest rates.

The Debt Securities may be unsecured debt of the Company and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Company.

The Debt Securities may be unsecured debt of the Company and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Company. Unless collateralized or guaranteed, the Debt Securities will be effectively subordinated to all existing and future secured debt of the Company to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including if applicable, the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Unless the Debt Securities are guaranteed or collateralized in some other way, holders of the Debt Securities will effectively be subordinated to the claims of the holders of third party indebtedness of the Company’s subsidiaries.

The Company conducts its operations through subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will, unless the Debt Securities are guaranteed or collateralized in some other way, be effectively subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Risks Related to the Company

Investors should also carefully consider the risks described under the heading “Risk Factors” in the AIF and the Company’s other publicly filed documents which are incorporated herein by reference. In addition, investors in Securities should also consider the following additional risks.

Mineral resource and reserve estimates may prove inaccurate

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling or technical reports;

•	increases in the capital or operating costs of the mine;

•	changes in the life-of-mine plan; or

•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

Inability to meet production level and operating cost estimates.

Planned production levels and operating costs are estimates, with the estimates in respect of the Lac des Iles mine being based on the Company’s experience in operating such mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company may have difficulties attracting and maintaining a sufficient amount of qualified labour to meet projected production levels. In addition, there may be increased uncertainty as to the Company’s ability to achieve or maintain projected production levels at the Lac des Iles mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic and technical viability. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. Failure to meet production levels and operating costs estimates could adversely affect the Company’s results of operation.

Increased competition in the mining industry

The mining industry is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties if it must compete with companies that have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may not be able to acquire mining properties in the future on acceptable terms.

Exploration of divestiture opportunities in respect of the Company’s gold assets

No assurances can be made that the strategic review process announced by the Company in respect of its gold assets will result in the Company pursuing any particular transaction or strategic alternative in respect thereof or that a profit will be obtained if the assets were to be divested.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes Oxley Act and equivalent Canadian legislation.

The Company documented and tested during recent years its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”). The Company may fail to achieve and maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Because the Company is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a corporation organized under the laws of Canada. Many of the Company’s directors and officers, and those of some of its subsidiaries and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of the Company’s assets, are located outside of the United States. As a result, there may be jurisdictional issues should an investor bring an action against directors, officers or experts who are not residents of the United States or in the other jurisdiction of residence. It may also be difficult for you to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, the Company anticipates using the net proceeds received from the sale of Securities for exploration and development expenditures at the Lac des Iles mine and to fund exploration and development expenditures at other properties, and for general corporate purposes, which may potentially include future acquisitions or the payment of interest and/or principal of debt obligations. It is anticipated that the Company will invest funds that it does not immediately require in investment grade income securities or short-term marketable securities.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those listed under “Risk Factors” in this prospectus, AIF and documents incorporated by reference.

PRICE RANGE AND TRADING VOLUME

The Company’s outstanding Common Shares are listed for trading on the NYSE MKT and the TSX under the trading symbols “PAL” and “PDL”, respectively. The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the NYSE MKT and the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		($)	($)
2013
February (1 to 11)	1.92	1.68	19,413,693	1.95	1.38	3,461,803
January	1.77	1.50	58,996,093	1.77	1.48	8,453,299
2012
February	2.97	2.53	34,796,077	2.94	2.50	4,123,985
March	2.94	2.59	23,613,736	2.93	2.58	4,694,595
April	3.00	2.43	25,395,744	2.98	2.40	5,979,890
May	3.04	2.19	24,357,184	3.00	2.23	4,032,925
June	2.37	2.02	17,571,150	2.44	2.07	2,475,214
July	2.18	1.64	14,602,786	2.18	1.66	2,487,127
August	1.94	1.51	29,458,855	1.91	1.48	4,412,998
September	2.27	1.80	38,754,135	2.09	1.78	15,653,615
October	2.00	1.57	27,826,760	1.96	1.53	7,247,318
November	1.55	1.31	31,765,138	1.55	1.34	11,309,373
December	1.46	1.18	40,278,228	1.40	1.16	4,063,801

On February 11, 2013, the closing price of the Common Shares on the TSX was $1.80 and the closing price of the Common Shares on the NYSE MKT was US$1.79.

The Company’s outstanding Debentures are listed for trading on the TSX under the trading symbol “PDL.DB”. The Debentures commenced trading on the TSX on July 31, 2012. On February 11, 2013, the closing price per $100 principal amount of the Debentures on the TSX was $94.95. The following table sets out the reported high and low closing prices and trading volume of the Debentures on the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	TSX
	High	Low	Volume
	($)	($)
2013
February (1 to 11)	95.50	93.00	42,590
January	96.10	78.00	14,280
2012
July 31	95.28	95.28	6,670
August	95.00	92.00	20,730
September	99.90	94.50	64,090
October	98.50	94.00	32,407
November	94.25	87.00	6,250
December	90.00	79.14	7,760

DIVIDEND POLICY

It is not anticipated that the Company will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this prospectus, the Company has never paid any dividends on the Common Shares.

PRIOR SALES

During the twelve month period prior to the date of this prospectus, the Company issued the following Common Shares and securities convertible into Common Shares:

Number of Securities	Date of Issue	Price per Security/ Exercise Price per Security
245,351 Common Shares(2)	February 4, 2013	$1.24
625,000 Common Shares(5)	November 30, 2012	$1.65
1,800,000 Common Shares(5)	November 21, 2012	$1.65
157,949 Common Shares(2)	October 18, 2012	$1.81
15,000 stock options(3)	August 8, 2012	$1.65
$43,000,000 Convertible Debentures(4)	July 31, 2012	$2.90
158,064 Common Shares(2)	July 16, 2012	$2.10
11,300,000 Common Shares(1)	April 30, 2012	$3.10
125,882 Common Shares(2)	April 13, 2012	$2.69
50,000 stock options(3)	March 5, 2012	$2.90

(1)	Issued on a flow-through basis pursuant to a short form prospectus dated April 24, 2012.
(2)	Issued as compensation in connection with the Company’s employee RRSP plan.
(3)	Each stock option is exercisable into one Common Share.
(4)	The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $2.90 per Common Share.
(5)	Issued on a flow-through basis by way of private placement.

CONSOLIDATED CAPITALIZATION

The material changes in our consolidated capitalization from October 1, 2012 to February 11, 2013 are as follows:

On November 21, 2012 and November 30th, 2012 the Company completed flow-through financings pursuant to which the Company sold 1,800,000 and 625,000 flow-through shares, respectively, at a price of $1.65 per flow-through share for total proceeds of $4,001,250. Cash and cash equivalents increased by $3.6 million in proceeds (reduced by $0.4 million in transaction costs) and common share capital increased by $3.6 million (reduced by $0.4 million in transaction costs).

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of February 11, 2013, there were 177,373,185 Common Shares of the Company issued and outstanding.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

Common Shares offered hereunder may be “flow-through shares” within the meaning of the Income Tax Act (Canada). Common Shares offered hereunder may also be issued in lieu of or to fund principal and/or interest of debt obligations. The particular terms and provisions of any such offerings by any prospectus supplement will be described in such prospectus supplement. Common Shares may be offered separately or together with other Securities.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our”, “the Company” or “North American Palladium” refers only to North American Palladium Ltd. and not to any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement.

The Debt Securities will be issued in registered or bearer form under, and will be governed by, an indenture to be entered into between us and one or more trustees (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and the Canada Business Corporations Act, subject to obtaining an exemption from the requirements of the legislation, if required. A copy of the form of Indenture has been filed on SEDAR and as an exhibit to the registration statement filed with the SEC of which this prospectus forms a part. The following is a summary of the Indenture that sets forth certain general terms and provisions of the Debt Securities. This summary is not intended to be complete and the Indenture may be amended from time to time in accordance with its terms. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

We may issue Securities (including Debt Securities) and incur additional debt other than through the offering of Debt Securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and does not limit the amount of other debt we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in a prospectus supplement, the Debt Securities will be unsecured obligations. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

•	the specific designation, title and the aggregate principal amount of the Debt Securities;

•

the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

•

the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated from time to time, including if applicable on the basis of a 360-day year or twelve 30-day months;

•

the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

•

the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•

the terms and conditions upon which the Company or the holders may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable;

•

the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

•

whether and under what circumstances we will be required to pay any Additional Amounts (defined below under “– Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other Securities or securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	rights, if any, on a change of control; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

This prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. Canadian federal and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian federal and/or U.S. federal income tax purposes will be described in a prospectus supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement (i) the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture and (ii) the Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations (which may be Cdn.$) as may be set out in the terms of the Debt Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a prospectus supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a prospectus supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a prospectus supplement, bearer securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on, (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

•	issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of Debt Securities take physical delivery of the Debt Securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not be entitled to receive payment related to the Debt Securities, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

Unless otherwise indicated in a prospectus supplement, payment of principal of, and premium, if any, and interest, if any, on, the Debt Securities will be required to be made at the office or agency of the Trustee, or at our option we can pay principal, interest, if any, and premium, if any, (1) by check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee, or (2) from time to time, by electronic funds transfer to an account designated by the person entitled to receive payments.

Unless otherwise indicated in a prospectus supplement, payment of any interest will be required to be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

Any payments of principal, premium or interest, if any, on global securities registered in the name of a depositary or its nominee will be required to be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee will, upon receipt of any payment of principal, premium or interest, credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with Securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture will generally permit the Company to amalgamate or consolidate with or merge with any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and will assume the Company’s obligations on the Debt Securities and under the Indenture and the Company or such successor person will not be in default under the Indenture immediately after the transaction.

If the resulting person assumes the Company’s obligations, the Company will be relieved of those obligations, subject to certain exceptions.

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by or on behalf of us under or with respect to the Debt Securities will be required to be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at the time of making such payment;

•

which is subject to such Canadian Taxes by reason of the beneficial owner of the Debt Securities being a resident of, or carrying on business in, or maintaining a permanent establishment or other physical presence or taxable presence in, or otherwise having some connection with, Canada or any province or territory thereof, otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder;

•

which is subject to such Canadian Taxes by reason of the beneficial owner of the Debt Securities failing to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

•	which is a “specified non-resident shareholder” of the Company, or not dealing at arm’s length with a “specified shareholder” of the Company, for purposes of subsection 18(5) of the Tax Act.

We will also be required to (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will be required to furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will be required to indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any interest, penalties or other expenses imposed by a relevant authority in connection with any Canadian Taxes that are subject to reimbursement under the first bulleted item; and

•	any Canadian Taxes imposed with respect to any reimbursement under the first two bulleted items above this paragraph,

but excluding any such Canadian Taxes on such holder’s net income or capital.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest, if any, to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change in the laws (or any regulations thereunder) of Canada (or our successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Security of such series as described under “Additional Amounts”, or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Security of such series.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be required to be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will be required to specify the date fixed for redemption, provided that, at the time such notice of redemption is given, the obligation to pay such Additional Amounts must continue to be in effect. Such notice may be conditional.

Provision of Financial Information

We will be required to file with the Trustee, within 30 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we may be required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Events of Default

When we use the term “event of default” in the Indenture with respect to any series of Debt Securities, we mean:

•	failure to pay principal of, or any premium on, any Debt Security, or any Additional Amounts related thereto, of that series when it is due;

•	failure to pay interest or any Additional Amounts related thereto on any Debt Security of that series for 30 days from the date such amounts are due;

•

failure to comply with any other covenant or warranty of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities other than that series) for 60 days after written notice to us by the Trustee or to us and the Trustee by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•

default under any bond, note, debenture or other evidence of indebtedness of or guaranteed by the Company or one of its subsidiaries or under any mortgage, indenture or other instrument of the Company or one of its subsidiaries under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company or one of its subsidiaries that results in the acceleration of such indebtedness in an aggregate principal amount exceeding US$15,000,000 (or the equivalent thereof in any other currency or currency unit) but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of such series;

•	certain events involving our bankruptcy or insolvency; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal, premium, if any, or interest or Additional Amounts, if any, related thereto) if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal of, accrued interest, premium, if any, and Additional Amounts, if any, on, the Debt Securities of the series; or

•	if the Debt Securities are discounted Securities, that portion of the principal as is described in the prospectus supplement and Indenture.

If an event of default relates to events involving our bankruptcy or insolvency, the principal of all Debt Securities will become immediately due and payable without any action by the Trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind any accelerated payment requirement.

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities.

We will be required to furnish to the Trustee a statement annually as to our compliance with all conditions and covenants under the Indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the Trustee as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, and a deposit if required, to the Trustee to institute a proceeding as Trustee; and

•

the Trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder of Debt Securities for the enforcement of payment of principal of, premium, if any, or interest or Additional Amounts, if any, related thereto on, a Debt Security on or after the applicable due date specified in the Debt Security.

Defeasance

When we use the term “defeasance” in this prospectus, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at our option:

•	we will be discharged from our obligations with respect to the Debt Securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the Indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise our defeasance option, the following conditions must be met:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	we are not “insolvent” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security of such affected series:

•	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any Debt Security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

•

reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision under the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

We may modify the Indenture without the consent of the holders to:

•	evidence our successor under the Indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	secure any Debt Securities;

•	add events of default;

•	establish the forms of the Debt Securities;

•	appoint a successor Trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the Debt Securities as long as there is no material adverse effect on the holders thereof;

•

correct any ambiguity or correct or supplement any defective or inconsistent provision or alter any other provisions; in each case that would not adversely affect the rights of holders of outstanding Securities and related coupons, if any;

•

comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act and the Canada Business Corporations Act, subject to obtaining an exemption from the requirements of the latter, if required; or

•	change or eliminate any provisions where such change takes effect when there are no Securities outstanding under the Indenture.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

If the Debt Securities are governed by the laws of the State of New York, we will irrevocably appoint CT Corporation System as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or New York state court located in the Borough of Manhattan in the City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable prospectus supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable prospectus supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by us with the securities regulatory authorities in Canada and the United States after it has been entered into by us.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•

the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•

the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

•	whether the Company will issue fractional shares;

•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange;

•	material United States and Canadian federal income tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•

the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Debt Warrants; and

•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

•	the number of Common Shares, Debt Securities or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

The subscription receipt agreement covering the Subscription Receipts being offered will provide that any misrepresentation in this prospectus, the applicable prospectus supplement, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the underlying Common Shares, Debt Securities or Warrants to such purchaser entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying securities, provided that the remedy for rescission is exercised within the time frame stipulated in the subscription receipt agreement.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and, subject to applicable securities laws, may also sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker dealer solicits purchasers.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices that may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Exchange Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The applicable prospectus supplement will state the terms of the offering, including the name or names of any underwriters, dealers or agents, the initial offering price (in the event that the offering is a fixed price distribution), the manner of determining the initial offering price(s) (in the event the offering is made at prices which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices), the proceeds to the Company from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other underwriters, dealers or agents. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain material Canadian federal income tax consequences to an investor who acquires any Securities offered thereunder. The applicable prospectus supplement will also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial holder of Securities that is for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons or (Y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Accountants, Bay Adelaide Centre, Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, Computershare Trust Company of Canada is the registrar, transfer agent and trustee of the Debentures, and Computershare Trust Company, N.A., is the co-transfer agent for the Common Shares in the United States.

EXPERTS

Information relating to the Company’s mineral properties in this prospectus and the documents incorporated by reference herein has been derived from statements, reports, valuations or opinions of the following persons, firms and companies whose profession or business gives authority to the statements, reports, valuations or opinions, in each case with respect to the Company: InnovExplo Inc., Roscoe Postle Associates Inc., P&E Mining Consultants Inc., Nordmin Resources & Industrial Engineering, Pierre-Luc Richard, Carl Pelletier, Vincent Jourdain, Marc-André Lavergne, Donald Trudel, Richard E. Routledge, Jason J. Cox, Kevin C. Scott, Leo R. Hwozdyk, Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, William Bawden, Bernard Salmon, Petr Pelz; Des Cullen, Fred H. Brown and Laila Sedore (Potvin).

In addition, each of Kevin Small, Michel Bouchard, David Penna, Valere Larouche and Tyson Birkett have participated in or supervised the preparation of certain scientific and technical information in connection with the Company’s properties.

Each of these individuals is a “qualified person” as such term is defined in NI 43-101.

With the exception of Laila Sedore (Potvin), Vincent Jourdain, Donald Trudel and Michel Bouchard, who were employees of the Company at the time of publication, and Kevin Small, David Penna, Valere Larouche and Tyson Birkett who are employees of the Company, each of these individuals is independent from the Company.

To the knowledge of the Company, as of the date hereof and with the exception of Laila Sedore (Potvin), Vincent Jourdain, Donald Trudel, Michel Bouchard, Kevin Small, David Penna, Valere Larouche and Tyson Birkett, each of the persons and firms referenced above holds less than one percent of the outstanding securities of the Company or any associate or affiliate of the Company.

Other than as indicated above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AVAILABLE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 with respect to the Securities. This prospectus does not contain all the information set forth in the registration statement. For further information about the Company and the Securities, please refer to the registration statement.

The Company is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith it files reports and other information with the SEC and with the securities regulators in the Province of Ontario. Under the MJDS, the Company generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read and copy any document the Company files with the SEC at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement it has filed with respect to the Securities.

Investors are invited to read and copy any reports, statements or other information that the Company files with the OSC or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR at www.sedar.com. Reports and other information about the Company are also available for inspection at the offices of the TSX.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	the consent of KPMG LLP;

•

consents of InnovExplo Inc., Roscoe Postle Associates Inc., P&E Mining Consultants Inc., Nordmin Resources & Industrial Engineering, Vincent Jourdain, Marc-André Lavergne, Donald Trudel, Alfred Hayden, William Bawden, Des Cullen, Fred H. Brown, Laila Sedore (Potvin), Kevin Small, Michel Bouchard, David Penna, Valere Larouche and Tyson Birkett;

•	the powers of attorney from the directors and certain officers of the Company;

•	the consent of Stikeman Elliott LLP; and

•	the form of Indenture relating to the Debt Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Canada Business Corporations Act. Many of the Company’s directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus. The Company has been advised by Stikeman Elliott LLP, its Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and, depending on the circumstances, as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon civil liability provisions of the United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions. Therefore, it may not be possible to enforce those actions against the Company, its directors and officers.

GLOSSARY OF MINING TERMS

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“open pit” means a mine worked at the surface.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“ounce” or “oz” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“preliminary economic assessment” or “scoping study” means the first level of study that is performed on a mineral deposit to determine its economic viability.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.